Exhibit 99.1

March 25, 2015
Bezeq The Israel Telecommunication Corporation Ltd.
Periodic Report for the Year 2014
Chapter A - Description of Company Operations
Chapter B - Directors’ Report on the State of the Company’s Business Chapter C - Financial Statements Chapter D - Additional Information about the Company
Chapter E - Report Concerning Effectiveness of the Internal Control over Financial Reporting (SOX format

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Chapter A – Description of Company Operations

A-i

Chapter A (Description of Company Operations) of the Periodic Report for 2014

A-ii

Chapter A (Description of Company Operations) of the Periodic Report for 2014

List of terms

A.       Names of laws appearing in the report

Antitrust Law	-	Antitrust Law, 1988
Arrangements Law	-	Economic Policy for 2013-2014 (Legislative Amendments) Law, 2013
Class Actions Law	-	Class Actions Law, 2006
Communications Law	-	Communications (Telecommunications and Broadcasts) Law, 1982
Communications Rules	-	Communications (Broadcasting Licensee) Rules, 1987
Companies Law	-	Companies Law, 1999
Consumer Protection Law	-	Consumer Protection Law, 1981
Frequency Regulations for Access Installations	-	Communications (Telecommunications and Broadcasts) (Frequencies for Wireless Access Installations) Regulations, 2002
Interconnect Regulations	-	Communications (Telecommunications and Broadcasts) (Payments for Interconnect) Regulations, 2000
International Operator License Regulations	-	Communications (Telecommunications and Broadcasts) (Proceedings and Terms for Receipt of a General License for Providing International Telecommunications Services) Regulations, 2004
Market Concentration Law	-	Law to Promote Competition and Reduce Concentration, 2013
Non-Ionizing Radiation Law	-	Non-Ionizing Radiation law, 2006
Planning and Construction Law	-	Planning and Construction Law, 1965
Prospectus Details Regulations	-	The Securities (Details of a Prospectus, Draft Prospectus - Structure and Form) (Amendment) Regulations, 1969
Royalties Regulations	-	Communications (Telecommunications and Broadcasts) (Royalties) Regulations, 2001
Royalties Regulations (Satellite Broadcasts)	-	Communications (Telecommunications and Broadcasts) (Satellite Television Broadcasts) (License fees and Royalties), 1999
Satellite Broadcasting License Regulations	-	Communications (Telecommunications and Broadcasts) (Proceedings and Conditions for Grant of a Satellite Broadcasts License), 1998
Second Authority Law	-	Second Authority for Television and Radio Law, 1990
Securities Law	-	Securities Law, 1968
The Communications Order	-	Communications (Telecommunications and Broadcasts) (Determination of an Essential Service Provided by Bezeq Israel Communications Corp.) Order, 1997
The Telegraph Ordinance	-	Wireless Telegraph Ordinance [New Version], 1972

A-iii

Chapter A (Description of Company Operations) of the Periodic Report for 2014

B.       Other principal technological terms appearing in the report1

012 Smile	-	012 Smile Telecom Ltd. and corporations under its control
2014 Financials	-	The consolidated financial statements of the Company for the year ended December 31, 2013
Access point	-
A telecommunications device that operates in the frequencies stipulated in the relevant Wireless Telegraph Ordinance, which enables wireless communications between a user that has a wireless interface operating in those frequencies and the data-communications network, including the Internet.

B Communications	-	B Communications Ltd. (formerly – 012 Smile Communications Ltd.)
B.I.P		B.I.P Communications Solutions (Limited Partnership) which is controlled by Bezeq International
Bezeq International	-	Bezeq International Ltd.
Bezeq On Line	-	Bezeq On Line Ltd.
Bezeq Zahav Holdings	-	Bezeq Zahav (Holdings) Ltd.
Bitstream Access (BSA)	-
Managed broadband access that enables service providers to connect to the network of the infrastructure’s owner and offer broadband services to subscribers. The connection to the network of the infrastructure’s owner may be countrywide (single-point connection to the core of the network of the infrastructure’s owner, and services offered to subscribers nationwide), or regional (multipoint connections to the network of the infrastructure’s owner and provision of services to subscribers in those regions).

Broadcasting License	-	License for satellite television broadcasts
CDMA	-	Code Division Multiple Access – Access technology for cellular communications networks based on separation of subscribers by encoding
Cellcom		Cellcom Israel Ltd. and corporations under its control
Cellular	-	Mobile radio-telephone; cellular telephony
Cellular License		General license for providing mobile radio-telephone services by the cellular method
Data Communication Services	-
Network services for transferring data from point to point, transferring data between computers and between different communications networks, communications network connection services for the Internet, and remote access services for businesses

DBS	-	D.B.S. Satellite Services (1998) Ltd.
DBS 2014 Financials	-	The financial statements of DBS for the year ended December 31, 2013, which are attached to this report
Domestic Carrier	-	An entity providing fixed-line domestic telephony services under a general or special domestic carrier license
Domestic Carrier License	-	General license for providing fixed-line domestic telecommunications services
DTT	-	Digital Terrestrial Television – Wireless digital broadcast of television channels by means of terrestrial transmission stations
Eurocom DBS	-	Eurocom D.B.S. Ltd.
Golan Telecom	-	Golan Telecom Ltd.
GSM	-	Global System for Mobile Communications – International standard for cellular communications networks (“2nd Generation”)

1	Please note that the definitions are for reader convenience only, and are not necessarily identical to the definitions in the Communications Law or its Regulations.

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Chapter A (Description of Company Operations) of the Periodic Report for 2014

Hayek Commission	-	Committee headed by Mr. Amir Hayek for reviewing the structure and updating of Bezeq tariffs and for setting wholesale service tariffs in fixed-line communications
HD	-	High Definition TV
HDPVR decoders	-	PVR decoders that also enable receipt of HD broadcasts
HOT	-	HOT Communications Systems Ltd. and corporations under its control which operates in broadcasting (multi-channel television)
Hot Mobile	-	Hot Mobile Ltd. (formerly Mirs Communications Ltd.) and corporations under its control
HOT Telecom	-	HOT Telecom Limited Partnership
HOT-Net	-	HOT-Net Internet Services Ltd.
HSPA	-	High Speed Packet Access – cellular technology succeeding the UMTS standard, enabling data transfer at high speeds (“3.5 Generation”)
iDEN		Integrated Digital Enhanced Network – wireless mobile communications technology that enables combining PTT and cellular telephony
Interconnect	-
Interconnect enables telecommunications messages to be transferred between subscribers of various license-holders or services to be provided by one license-holder to the subscribers of another license-holder; interconnect is made possible by means of a connection between a public telecommunications network of one license-holder (e.g. the Company) and a public network of another license-holder (e.g. a cellular operator). See also the definition of “interconnect fees”.

Interconnect fees	-	Interconnect fees (also called “call completion fees”) are paid by one carrier to another for interconnection (see definition below)
IP	-	Internet Protocol. The protocol enables unity between voice, data and video services using the same network
IPVPN	-
Virtual Private Network based on IP and located on the public network, through which it is possible to (a) enable end users to connect to the organizational network by remote access, and (b) connect between the organization’s branches (intranet)

ISP	-
Internet Service Provider – Holder of a special license for providing Internet access services. The Internet access provider is the entity enabling the end user to connect to TCP/IP protocol that links him and the global Internet

ITS license		General license for providing international telecommunications services
LTE	-	Long Term Evolution- a standard for wireless communication of high-speed data for mobile phones
Mbps	-	Megabits per second; a unit of measure for the speed of data transfer
Multicast	-	An application that streams content to a large number of end users over a small number of broadband links for each network element in the core, and replicates it to end-user sites
MVNO	-	Mobile Virtual Network Operator – A virtual cellular operator that uses the existing communications infrastructures of the cellular carriers without need for its own infrastructures
NDSL	-	A subscriber’s line that provides only high-speed access by means of ISPs
NEP	-
Network End Point – an interface to which a public telecommunications network and terminal equipment or a private network are connected. NEP services include the supply and maintenance of equipment and services on the customer’s premises

NEP License	-	Special license for providing network endpoint services
NGN	-	Next Generation Network – The Company’s new communications network, based on IP architecture

A-v

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Partner	-	Partner Communications Ltd. and corporations under its control
Pelephone	-	Pelephone Communications Ltd.
public switching	-	In the context of a communications network - a telephony system supporting the connection of installations for passing calls between various end units
PVR decoders	-	Digital decoders enabling viewing of satellite broadcasts, with recording ability on a hard disk (Personal Video Recorder) and enabling other advanced services, including HDPVR decoders
Rami Levy	-	Rami Levy Cellular Communications Ltd.
Roaming	-
Roaming services allow a customer of one communications network to receive services from another communications network which is not his home network, based on roaming agreements between the home network and the host network

SLU	-	Sup Loop Unbundling
the Council	-	The Cable and Satellite Broadcasting Council
The Report Period	-	The twelve months ended on December 31, 2014
the Stock Exchange	-	The Tel Aviv Stock Exchange Ltd.
Transmission Services	-	Transmission of electromagnetic signals or series of bits between the telecommunications facilities of a license-holder (excluding terminal equipment)
UMTS		Universal Mobile Telecommunications System - international standard for cellular communications developed from the GSM standard (“3rd Generation”)
VoB	-	Voice over Broadband – Telephony and associated services in IP technology using fixed-line broadband access services
VoC	-	Voice over Cellular Broadband – Telephony services over a cellular data communications channel (“Mobile VoB Services”)
VOD	-	Video on Demand – Television services per customer demand
VoIP	-	Voice over Internet Protocol – Technology enabling the transfer of voice messages (provision of telephony services) by means of IP protocol
Walla	-	Walla! Communications Ltd. and corporations under its control
Wi-Fi	-	Wireless Fidelity – Wireless access to the Internet within a local space
xDSL	-
Digital Subscriber Line Technology that uses the copper wires of telephone lines to transfer data (the Internet) at high speeds by using frequencies higher than the audible frequency and therefore enabling simultaneous call and data transfer

A-vi

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Chapter A – Description of Company Operations

Bezeq – The Israel Telecommunication Corporation, Limited (“the Company” or “Bezeq”), together with its subsidiaries, whether wholly or partly owned, whose financial statements are consolidated with those of the Company, as well as D.B.S.  Satellite Services (1998) Ltd., an affiliate, are hereafter together referred to in this Periodic Report as “the Group” or “Bezeq Group”.2

1.	General development of the Group’s business

1.1	Group activities and business development

1.1.1	General

At the date of this periodic report, Bezeq Group is a main provider of communications services in Israel. The Bezeq Group implements and provides a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, multi-channel satellite television broadcasts, internet infrastructure and access services, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment on customer premises (network end point – NEP – services).

The Company was established in 1980 as a government company to which the activities carried out until then at the Ministry of Communications were transferred, and it was privatized over a period of years. The Company became a public company in 1990 and its shares are traded on the Tel Aviv Stock Exchange.

Since April 14, 2010, the controlling shareholder of the Company is B Communications, directly and through its wholly-controlled (indirectly) company B Tikshoret (SP2) Ltd. (“B Tikshoret”). (Concerning regulatory permits that were given in connection with the transaction to acquire control, see section 1.6.6).3

2
We draw attention to the fact that the financial statements of DBS are not consolidated with those of the Company, and therefore, the definition of “the Group” in the financial statements differs from its definition in the Chapter “Description of the Corporation’s Business” and no longer includes DBS.

3
To the best of the Company’s knowledge, B Tikshoret is a private company registered in Israel, wholly owned and controlled by B Tikshoret (SP1) Ltd., which is wholly owned and controlled by B Communications. B Communications is an Israeli public company whose shares are traded by way of double listing on the Stock Exchange and on the Nasdaq. The controlling shareholder in B Communications is Internet Gold – Golden Lines Ltd., and the controlling shareholder in Internet Gold – Golden Lines Ltd. is Eurocom Communications Ltd. (“Eurocom Communications”), which is controlled by Eurocom Holdings (1979) Ltd., in which the controlling shareholders are Mr. Shaul Elovitch and his brother Yosef Elovitch. 814,211,545 of the Company’s shares are held by B Tikshoret in trust by Mishmeret Trust Company Ltd, as a trustee for B Tikshoret 2 as the owner, on the one hand, and for the holders of bonds (USD Series A144) that were issued by B Communications as well as various hedge funds with which B Communications entered into agreements in connection with the aforementioned bonds – as collateral for the aforementioned issue, on the other. Moreover, 9,158,015 additional Company shares, held by B Tikshoret, are pledged as collateral in favor of the aforementioned bond holders and hedge funds. In addition to the aforesaid, 20,504,153 Company shares are owned directly by B Communications.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

For information about restrictions that may apply to B Communications commencing December 2019 under the Market Concentration Law, in connection with control in the Company, if at that time B Communications is a second-tier company according to this law, and restrictions that apply to the Company in this context as a third-tier company, see Section 1.6.4.1.6.4H Diagram of the Company’s holding structure, and the Company’s holdings in the subsidiaries and main affiliates, as at date of approval of the report (March 25, 2015):

(*)
In addition to the above-mentioned holdings, 1,000,000 shares are held jointly by the Chairman of the Board of Directors, Mr. Shaul Elovitch and his brother Mr. Yosef Elovitch, the controlling shareholders (indirectly) of the Company, 72,360 shares are held by Ms. Iris Elovitch the wife of the controlling shareholder Shaul Elovitch, and 11,556 shares are held by Ms. Orna Elovitch Peled, a director of the Company and the wife of Mr. Or Elovitch, a director of the Company and the son of Shaul Elovitch, the controlling shareholder (indirectly) of the Company. These shares total approximately 0.04% of all the Company’s issued capital.

(**)
Full dilution was calculated assuming that all the allotted options would be exercised for shares. In view of the Stock Appreciation Rights (SAR) mechanism in the stock option plans for managers and employees in the Group, this assumption is theoretical only, since in practice, under the terms of the plans and the outlines, the offerees who exercise the options will not be allotted all the shares underlying them but only a quantity that reflects the amount of the financial benefit embodied in the options.

(***)	After exercising on March 25, 2015 stock options, which awarded the Company a right to 8.6% of the shares of DBS. See also Section 1.1.2

In addition, the Company holds 100% of the issued capital of Bezeq On-Line, which operates customer call centers of a scope that is not material to the Company, and 100% of the issued capital of Bezeq Zahav Holdings whose entire operation is the holding of Debentures Series 5 of the Company.

1.1.2	Mergers and acquisitions

Merger of the Company and DBS

Until March 25, 2015, the Company held 49.78% of the shares of DBS and it also held stock options which conferred a right to 8.6% of the shares of DBS, and which it has refrained from exercising. In view of a decision of the Supreme Court in 2009 not to approve the merger of the Company and DBS. The Company ended its control in DBS and it therefore, from August 21, 2009, discontinued consolidation of its financial statements with those of DBS, and from that date the investment in DBS shares were presented according to the equity method. The balance of DBS shares are held by Eurocom DBS.4 To the best of the Company’s knowledge, the voting rights on account of these shares were, until March 25, 2015, held in trust under irrevocable power of attorney in accordance with the terms laid down in the transaction for acquisition of control in the Company which stipulates, inter alia, that the trustee would act as owner of the shares. To the best of the Company’s knowledge, the Antitrust Commissioner made his approval of acquisition of the control of the Company by B Communications conditional, inter alia, on Eurocom DBS selling its holdings in DBS within the period defined in the approval, and periodically extended5. For this matter, see also Section 1.6.2D.

4	A company controlled indirectly by Mr. Shaul Elovitch, the controlling shareholder (indirect) in the Company.
5
On March 25, 2015 subsequent to accepting the merger conditions and exercising Bezeq’s options as set out below in this section, the Company received notice from the Antitrust Authority of cancellation of these conditions (held in trust and obligation to sell).

Chapter A (Description of Company Operations) of the Periodic Report for 2014

On March 26, 2014, the Company received the decision of the Antitrust Authority which stipulates that when the conditions listed in the decision are met, the limitations that were imposed on Eurocom Group with respect to its holdings in DBS will be cancelled and the merger between the Company and DBS will be permitted (in this section - “the Merger”).

Hereunder are the key conditions for approval of the merger (in this section - “the Merger Terms):6

A.
The Company and any person associated with it (in this section - “Bezeq”) will not impose any restriction on the use of fixed-line Internet infrastructure services stemming from the customer’s cumulative surfing volume, and it may not restrict or block the possibility available to a customer to make use of any service or application provided on the Internet.

B.	Bezeq will deduct amounts for providing multi-channel TV services from the payments of ISPs for connecting them to the Bezeq network.

C.
Bezeq will sell and provide Internet infrastructure services and TV services under equal conditions for all Bezeq customers (the sale of Internet infrastructure services as part of a bundle will not, in itself, be considered a sale under non-equal conditions).

D.
Bezeq and DBS will cancel any exclusivity arrangements pertaining to productions that are not original productions and they shall not be party to any such exclusivity arrangements (except in relation to a third party which, on the date of the decision, has a broadcasting license). Furthermore, for two years from the approval date of the merger, Bezeq will not prevent any entity (excluding an entity that has a broadcasting license on the date of the decision) from acquiring rights in original productions (this does not apply to new productions).

The full text of the Antitrust Authority’s decision appears in an Immediate Report of the Company dated March 26, 2014 (ref. 2014-01-024669), presented here by way of reference.

Through the Board of Directors sub-committee which was set up to handle the issue in October 2013 (in this section - “the Sub Committee”), and with the help of external consultants selected by the committee, the Company worked to review the feasibility of the merger and the options open to it in light of the Commissioner’s aforementioned decision and its conditions, including the purchase of DBS’s shares that are held by Eurocom, as well as other options. As part of this review, the Company conducted a due diligence of DBS with the help of external consultants. During the review of the options available to the Company, the parties discussed the possible purchase of DBS’s shares that are held by Eurocom DBS, and on November 18, 2014, negotiations began with Eurocom DBS concerning the possible purchase of its shares in DBS.

Subsequently, on February 10, 2015, the Sub-Committee, Audit Committee and Board of Directors approved the transaction between the Company and Eurocom DBS in which the Company will acquire all the holdings of Eurocom DBS in DBS, which at that time constituted 50.22% of the issued share capital of DBS (41.62% fully diluted) as well as all the shareholders’ loans that Eurocom provided to DBS (NIS 1,538 million as at December 31, 2014) (“the Purchase Transaction”). It was also decided that, prior to the Purchase Transaction, the Company and DBS will accept the merger conditions and the Company will also exercise the option conferred upon it for no payment for an allocation of shares in DBS at a rate of 8.6% of the issued share capital of DBS.

Under the conditions of the Purchase Transaction, on the completion date, the Company will pay Eurocom DBS an amount of NIS 680 million in cash against the purchase of the shares and the shareholders loans. Furthermore, Eurocom D.B.S. will be entitled to two additional contingent payments, as follows: one additional payment of up to NIS 200 million will be paid in accordance with the tax synergy; and an additional payment of NIS 170 million will be paid according to the business results of DBS in the next three years.

6	It is noted that conditions similar to those listed in Sections A, B, and D were imposed on HOT Telecom Limited Partnership as part of merger approvals by the Antitrust Authority.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

The agreement was approved after the members of the committees and the Board of Directors received two fair, independent opinions, prepared by Merrill Lynch International (of the Bank of America Group) and Prof. Amir Barnea. Completion of the Purchase Transaction is subject to obtaining the approval of the Ministry of Communications and the approval of a meeting of the Company’s shareholders, pursuant to the provisions of Section 275(A)(3) of the Companies Law, 1999.

On February 15, 2015, the Company published a detailed report pursuant to the Securities (Transaction between a Company and its Controlling Shareholder) Regulations, 2001, which all the information about the Purchase Transaction according to the aforementioned regulations, and it also convened a special general meeting for March 23, 2015 to approve the transaction and the resolutions of the Board of Directors, as noted above7. An amended report for that transaction report, pursuant to the comments made by the Securities Authority and the updates initiated by the Company, was published on March 12, 2015.

On March 23, 2015 the general meeting of the Company’s shareholders approved accepting the merger conditions and exercise of the option, as well as the Company’s purchase agreement as set out above. Subsequently, the Company and DBS announce their acceptance of the merger conditions and on March 25, 2015 the Company exercised its option for allotment of DBS shares of 8.6% of the issued share capital of DBS, so that as of that date, the Company’s holdings in DBS was 58.4%. Subsequently, the Company received notice, on the same day, from the Antitrust Authority, of rescinding the restrictions imposed on Eurocom Group with regard to its holdings in DBS (held by a trustee and must sell).

The Company’s engagement in a transaction with Eurocom DBS to acquire Eurocom DBS entire holdings in DBS requires approval of the Minister of Communications, and is yet to be closed. At this stage the agreement with Eurocom DBS was extended by 90 days.

For further information concerning the provisions of this section, see the amended transaction report included in this report by way of reference, and in Note 10.1 to the 2014 financial statements.

1.2	Segments of operation

The Group has four main segments of operation which correspond to the corporate division among the Group companies and report as business segments in the Company’s consolidated financial statements (see also Note 26 to the 2014 Financials):

1.2.1	The Company – Fixed-line domestic communications

This segment consists primarily of the Company’s operation as a Domestic Carrier, including telephony services, Internet infrastructure and access services, transmission and data communications services. The Company’s activities in the domestic fixed-line segment are described in Section 2 of this report.

1.2.2	Pelephone – Cellular communications

Cellular communications, marketing of terminal equipment, installation, operation and maintenance of cellular communication equipment and systems. Pelephone’s operations are described in Section 3 of this report.

1.2.3	Bezeq International – international communications, Internet and NEP services

Internet access services (ISP), international communication services and NEP services. Bezeq International’s operations are described in Section 4 of this report.

7
For information regarding the originating motion filed in March 2015, request to postpone the meeting, disclosure of documents and instructions concerning the counting of votes at the meeting, see section 2.18.  On March 22, 2015, the request to postpone the date of the general meeting was rejected.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

1.2.4	DBS – Multi-channel television

Multi-channel digital satellite television broadcasting services for subscribers (DBS) and the provision of value added services for subscribers. DBS’s operations are described in Section 5 of this report.

It is noted that in addition, the Company’s consolidated financial statements include an “Others” segment, which covers mainly Internet-related content, trading and portals, (through Walla!, WallaShops, Yad2, and other websites), and customer call center services (through Bezeq Online). The “Others” segment is not material at the Group level.

On May 20, 2014, a transaction was completed between Walla and Axel Springer Digital Classifieds Holding GmbH, a foreign media company incorporated in Germany, for the sale of all the share capital of Coral-Tell Ltd. (“Coral-Tell”), a private company fully controlled by the Company (indirectly, by Walla), which operates the Yad2 website. The full consideration in the amount of NIS 805 million was received upon completion of the transaction and Walla no longer holds any share capital in Coral-Tell. The sale agreement signed by the parties on May 5, 2014 includes an undertaking by Walla and the Company not to engage in the areas of operation of Coral-Tell for 24 months. In view of the foregoing, the Company recorded pre-tax profit of NIS 582 million in its 2014 financial statements.

1.3	Dividend Distribution

1.3.1	Dividend policy

On August 4, 2009, the Board of Directors of the Company resolved to adopt a dividend distribution policy under which the Company would distribute to its shareholders, on a semi-annual basis, a dividend of 100% of the semi-annual profits (after tax) (“Profit for the period attributable to the Company’s owners”) according to the consolidated financial statements of the Company. Implementation of the dividend distribution policy is subject to the provisions of any law, including the distribution tests laid down in the Companies Law, and to the Board’s assessment as to the Company’s ability to meet its existing and foreseeable obligations, and all with due attention to the Company’s projected cash flow, activities and liabilities, its cash balances, its plans and its situation from time to time, and subject to the approval of the general meeting of the shareholders of the Company for each specific distribution, as provided in the Company’s Articles of Association. Since the date of that decision, the Company has not changed its dividend policy.

It is noted that, in the resolution of the Company’s board of directors of February 10, 2015 with regard to  the Company’s engagement with Eurocom DBS for acquisition of Eurocom DBS entire holdings in DBS (see section 1.1.2), the board of directors resolved that the revaluation gains that the Company is expected to generate pursuant to the accounting standards, if the transaction is completed, will exceed the foregoing dividend policy and will not be distributed as dividend. In this matter see also the amended transaction report included in this report by way of reference.

1.3.2	Distribution that does not pass the profit test

During the period 2011-2013, the Company made a special distribution in a total amount of NIS 3 billion (which was approved at the beginning of 2011), a sum which exceeds the Company’s profits as defined in Section 302 of the Companies Law, which was distributed to the shareholders in six equal semi-annual installments (without payment of interest and linkage) (“the Special Distribution”).

1.3.3	Dividend distribution

For details about the distributions made the Company during the period 2013-2014, and a recommendation by the Board of Directors to the general meeting, dated March 25, 2015, to distribute a dividend, see Note 18.2 to the 2014 Financials.

The outstanding, distributable profits at the reporting date - NIS 844 million (surpluses accumulated over the last two years, after subtracting previous distributions, except for the Special Distribution).

Chapter A (Description of Company Operations) of the Periodic Report for 2014

1.4	Financial information about the Group’s segments of operation

All the data in this Section 1.4 are in NIS million.

1.4.1	2014:

	Domestic fixed- line communications	Mobile radio telephone (cellular)	International communications, Internet services and NEP	Multi-channel Television	Others		Adjustments to consolidated (2)	Consolidated
Total revenues:
From externals	4,045	3,361	1,419	1,724	209		(1,724)	9,034
From other segments of operation in the corporation	272	58	85	-	17		(411)	21
Total revenues	4,317	3,419	1,504	1,724	226		(2,135)	9,055
Total costs attributable to:
Variable costs attributable to segment of operation (1)	622	1,636	775	602	(472	)(3)
Fixed costs attributable to segment of operation (1)	1,715	1,334	497	849	69
Total costs	2,337	2,970	1,272	1,451	(403)		(1,798)	5,829
Costs that do not constitute revenue in another segment of operation	2,257	2,792	1,121	1,436	(411)		(1,372)	5,823
Costs that constitute revenue in other segments of operation	80	178	151	15	8		(426)	6
Total costs	2,337	2,970	1,272	1,451	(403)		(1,798)	5,829
Profit from ordinary operations attributable to owners of the Company	1,980	449	232	135	629		(199)	3,226
Profit from operating activities attributable to rights that do not grant control	-	-	-	138	-		(138)	-
Total assets attributable to operations at December 31, 2014	8,483	3,541	1,217	1,820	703		(451)	15,313
Total liabilities attributable to segment of operation at December 31, 2014	12,369	696	392	6,484	107		(7,176)	12,872

(1)
The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system which differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output. (On this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).

(2)	Details of adjustments to consolidated – Transactions between segments of operation and transactions in multi-channel television.

(3)	Including profit from the sale of Coral-Tell Ltd. shares (see Section 1.2).

Chapter A (Description of Company Operations) of the Periodic Report for 2014

1.4.2	2013:

	Domestic fixed- line communications	Mobile radio telephone (cellular)	International communications, Internet services and NEP	Multi-channel Television	Others	Adjustments to consolidated (2)	Consolidated
Total revenues:
From externals	4,198	3,741	1,365	1,633	241	(1,633)	9,545
From other segments of operation in the corporation	280	68	68	2	21	(421)	18
Total revenues	4,478	3,809	1,433	1,635	262	(2,054)	9,563
Total costs attributable to:
Variable costs attributable to segment of operation (1)	725	1,901	945	585	141
Fixed costs attributable to segment of operation (1)	1,755	1,300	261	783	123
Total costs	2,480	3,201	1,206	1,368	266	(1,777)	6,744
Costs that do not constitute revenue in another segment of operation	2,403	2,995	1,071	1,357	258	(1,347)	6,737
Costs that constitute revenue in other segments of operation	77	206	135	11	8	(430)	7
Total costs	2,480	3,201	1,206	1,368	266	(1,777)	6,744
Profit from ordinary operations attributable to owners of the Company	1,998	608	227	133	(4)	(143)	2,819
Profit from operating activities attributable to rights that do not grant control	-	-	-	135	-	(135)	-
Total assets attributable to operations at December 31, 2013	7,767	4,126	1,257	1,617	333	(78)	15,022
Total liabilities attributable to segment of operation at December 31, 2013	11,234	1,242	440	5,960	249	(6,526)	12,599

(1)
The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system which differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output. (On this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).

(2)	Details of adjustments to consolidated – Transactions between segments of operation and transactions in multi-channel television.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

1.4.3	2012:

	Domestic fixed- line communications	Mobile radio telephone (cellular)	International communications, Internet services and NEP	Multi-channel Television	Others	Adjustments to consolidated (2)	Consolidated
Total revenues:
From externals	4,339	4,371	1,286	1,636	256	(1,636)	10,252
From other segments of operation in the corporation	291	97	54	-	36	(452)	26
Total revenues	4,630	4,468	1,340	1,636	292	(2,088)	10,278
Total costs attributable to:
Variable costs attributable to segment of operation (1)	826	2,119	859	587	134
Fixed costs attributable to segment of operation (1)	1,845	1,457	262	796	171
Total costs	2,671	3,576	1,121	1,383	305	(1,819)	7,237
Costs that do not constitute revenue in another segment of operation	2,569	3,366	982	1,363	298	(1,347)	7,231
Costs that constitute revenue in other segments of operation	102	210	139	20	7	(472)	6
Total costs	2,671	3,576	1,121	1,383	305	(1,819)	7,237
Profit from ordinary operations attributable to owners of the Company	1,959	892	219	126	(13)	(142)	3,041
Profit from operating activities attributable to rights that do not grant control	-	-	-	127	-	(127)	-
Total assets attributable to operations at December 31, 2012	8,098	4,704	1,259	1,387	375	(55)	15,768
Total liabilities attributable to segment of operation at December 31, 2012	11,704	1,735	436	5,349	258	(6,169)	13,313

(1)
The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system which differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output. (On this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).

(2)	Details of adjustments to consolidated – Transactions between segments of operation and transactions in multi-channel television.

For explanations about the development of the financial information presented in Sections 1.4.1-1.4.3, see Section 1 to the Directors’ Report on the State of the Company’s affairs (“Directors’ Report”).

Chapter A (Description of Company Operations) of the Periodic Report for 2014

1.4.4	Main results and operational data

Condensed data showing the results of each of the Company’s main segments of operation in 2013 and 2014:

A.	Bezeq Fixed Line (the Company’s operations as a domestic carrier)

	2014	2013	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Revenues (NIS million)	4,317	4,478	1,086	1,081	1,073	1,077	1,101	1,127	1,121	1,129
Operating profit (NIS million)	1,980	1,998	507	498	471	504	459	494	510	535
Depreciation and amortization (NIS million)	688	683	170	178	172	168	174	174	168	167
EBITDA(Earnings before depreciation and amortization) (NIS million)(1)	2,668	2,681	677	676	643	672	633	668	678	702
Net profit (NIS million)	1,315	1,371	345	324	314	332	312	360	351	348
Cash flow from current operations (NIS million)	2,259	2,274	499	599	545	616	526	631	556	561
Payments for investments in property, plant & equipment and intangible assets (NIS million)	822	789	195	210	207	210	222	198	186	183
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	221	304	82	69	42	28	90	48	124	42
Free cash flow (NIS million) (2)	1,658	1,789	386	458	380	434	394	481	494	420
Number of active subscriber lines at the end of the period (in thousands)(3)	2,205	2,216	2,205	2,205	2,205	2,214	2,216	2,223	2,224	2,242
Average monthly revenue per line (NIS) (ARPL)(4)	63	74	62	63	63	64	70	73	75	75
Number of outgoing minutes (in million)	6,200	7,047	1,482	1,588	1,522	1,608	1,742	1,712	1,805	1,788
Number of incoming minutes (in million)	5,829	6,115	1,440	1,498	1,424	1,467	1,541	1,521	1,550	1,503
Number of Internet subscribers at the end of the period (in thousands)	1,364	1,263	1,364	1,335	1,308	1,289	1,263	1,230	1,202	1,185
Average monthly revenue per Internet subscriber (NIS)	84	84	85	85	84	82	82	86	85	83
Average broadband speed per Internet subscriber (Mbps)(5)	32.5	18.1	32.5	24.0	21.9	20.0	18.1	17.3	15.2	10.4
Churn rate (6)	11.1%	13.1%	2.5%	2.8%	2.8%	3.0%	3.1%	2.8%	3.5%	3.7%

(1)
EBITDA (Earnings before depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company’s area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company’s activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies.

(2)
Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.

(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).

(4)
Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.

(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.

(6)	The number of telephony subscribers who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

B.	Pelephone

	2014		2013		Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Revenue from services (NIS million)	2,453		2,808		584	610	622	637	688	710	696	714
Revenues from sale of terminal equipment (NIS million)	966		1,001		251	214	221	280	295	237	219	250
Total revenue (NIS million)	3,419		3,809		835	824	843	917	983	947	915	964
Operating profit (NIS million)	449		608		74	122	127	126	76	172	186	174
Depreciation and amortization (NIS million)	430		458		111	108	105	106	113	111	113	121
EBIDTA (Earnings before depreciation and amortization) (NIS million) (1)	879	*	1,065	*	184	231	232	232	188	283	299	295
Net profit (NIS million)	373	*	521	*	59	100	106	108	67	140	161	153
Cash flow from current operations (NIS million)	1,213		1,591		158	286	420	349	327	442	468	354
Payments for investments in property, plant and equipment and intangible assets (NIS million)	321		315		80	83	85	73	77	88	84	66
Free cash flow (in NIS million) (1)	892		1,276		78	203	335	276	250	354	384	288
Number of subscribers at end of the period (thousands) (2)	2,586		2,642		2,586	2,600	2,610	2,631	2,642	2,683	2,702	2,741
Average monthly revenue per subscriber (NIS) (ARPU) (3)	78		86		75	78	79	80	86	88	85	86
Churn rate (4)	27.0%		28.6%		5.6%	7.3%	6.5%	7.5%	8.3%	6.2%	6.9%	7.2%

*
After adjustment for one-time expenses due to implementation of the collective labor agreement as specified in Section 3.9.2, which also includes enlarged severance pay as noted in Section 3.9.6, Pelephone’s EBITDA and net profit for 2014 amounted to NIS 897 million and NIS 386 million respectively (in 2013 – NIS 1,126 million and NIS 563 million respectively).

(1)	Regarding the definition of EBITDA (earnings before depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

Subscriber data include Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call or has not made at least one call / sent one SMS, performed no surfing activity on his phone or who has not paid for Pelephone services. It is noted that a customer may have more than one subscriber number (“line”).

(3)
Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone’s network, repair services and extended warranty in the period, by the average number of active subscribers in the same period.

(4)
The churn rate is calculated at the ratio of subscribers who disconnected from the company’s services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

C.	Bezeq International

	2014	2013	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Revenues (NIS million)	1,504	1,433	398	385	366	355	368	360	359	346
Operating profit (NIS million)	232	227	57	59	58	58	56	55	60	56
Depreciation and amortization (NIS million)	130	130	33	32	33	32	33	33	33	31
EBITDA (Earnings before depreciation and amortization) (NIS million) (1)	362	357	90	92	90	90	89	88	93	87
Net profit (NIS million)	164	158	39	42	41	42	38	39	44	37
Cash flow from current operations (NIS million)	311	288	71	71	95	74	77	71	81	58
Payments for investments in property, plant and equipment and intangible assets (NIS million) (2)	109	97	28	27	23	31	18	21	27	31
Free cash flow (NIS million) (1)	202	191	43	44	72	43	59	50	54	28
Churn rate (3)	17.0%	18.0%	4.7%	4.5%	3.7%	4.0%	4.6%	4.7%	4.5%	4.2%

(1)	Regarding the definition of EBITDA (earnings before depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	The item also includes long term investments in long-term assets.

(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

D.	DBS

	2014	2013	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Revenues (NIS million)	1,724	1,635	440	432	428	424	417	410	404	404
Operating profit (NIS million)	273	268	57	76	67	73	61	72	68	67
Depreciation and amortization (NIS million)	297	263	78	75	74	70	71	66	64	62
Earnings before depreciation and amortization (EBITDA) (NIS million)(1)	570	530	135	151	141	143	131	138	132	130
Net profit (loss) (NIS million)	(322)	(381)	(87)	(86)	(115)	(34)	(83)	(136)	(101)	(61)
Cash flow from current operations (NIS million)	442	491	122	101	106	113	133	126	110	122
Payments for investments in property, plant and equipment and intangible assets (NIS million)	304	324	94	64	68	78	83	67	84	90
Free cash flow (NIS million) (1)	138	167	27	38	38	35	50	59	26	32
Number of subscribers (at the end of the period, in thousands) (2)	632	601	632	623	613	607	601	593	583	578
Average monthly revenues per subscriber (ARPU) (NIS)(3)	234	233	234	233	234	234	233	233	232	233
Churn rate (4)	12.8%	13.5%	2.9%	3.2%	3.1%	3.6%	3.0%	3.4%	3.2%	3.8%

(1)	Regarding the definition of EBITDA (earnings before depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)
Subscriber – one household or one small business customer. In the event of a business customer with many reception points or a large number of decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by average number of customers.

(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

1.5	Projection regarding the Group

Based on the information currently known to Bezeq Group, the forecast for 2015 is as follows:

-	Net profit for shareholders is expected to be approximately NIS 1.5 billion.

-	EBITDA8 is expected to be NIS 4.2 billion.

-	The Group’s free cash flow9 is expected to be approximately NIS 2 billion.

The Company’s forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company’s estimates, assumptions and expectations, including -

The projections do not include the effect of provisions for voluntary redundancy of employees and/or the signing of collective agreements, if they will be signed, and execution of the transaction to acquire Eurocom DBS’s entire holding in DBS (nonetheless, the projections do include the effect of the increase in the Company’s holdings in DBS to 58.4% after exercise of the Company’s option to 8.6% DBS shares, as of the increase in holdings as aforesaid (approximately 9 months). In this matter, see also Section 1.1.2.

The Group’s forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group’s ability to implement its plans in 2015. Actual results might differ significantly from these estimates, taking note of changes which may occur in the foregoing, in business conditions and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, etc. or insofar as one or more of the risk factors listed in Sections 2.21, 3.20, 4.17 and 5.21 materializes.

1.6	General environment and influence of external factors on the Group’s activities

The communications industry around the world and in Israel is characterized by rapid development and by frequent changes in technologies, in the business structure of the industry and in applicable regulation. Below is a description of the main trends and central characteristics of the communications industry in recent years, which have significantly affected the operations of the Group as a whole.

It is worth noting that in the last few years, competition in the telecommunications industry, particularly in cellular telephony, has intensified (with entry of the operators Golan Telecom and Hot Mobile), in which packages consisting of several services are offered and communications packages being offered for a fixed price with unlimited use. This stronger competition has brought down prices, increased customer switching, led to a decline in the use of fixed-line telephony minutes, and higher churn rates, and this in turn has affected the Group’s results. Furthermore, implementation of the wholesale market (see Section 1.6.3) is also expected to intensify competition. To reduce the impact on performance, the Group’s companies are introducing streamlining and other measures to improve the services they provide and differentiate themselves from their competitors.

8	For a definition of EBITDA, see note (1) to the table in Section 1.4.4A.
9	For a definition of free cash flow, see note (2) to the table in Section 1.4.4A.
10
Regarding this, a group is characterized by proximity arising from the identity of shareholders, even though in some of the groups there is corporate, accounting or marketing segregation between the entities which belong to the Group.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

1.6.1	Emergence of communication groups in the Israeli market and transition to competition among the groups.

Whereas in the past competition in the communications market was mainly among independent communications service providers in each segment separately, more recently the trend has been to compete among communication groups operating in several segments of this market10, as detailed in the following table and its notes:

Group Activity	Bezeq	Cellcom (a)	Partner (b)	HOT (c)
Cellular telephony	Pelephone	Cellcom	Partner	Hot Mobile
Fixed-line telephony	Bezeq Bezeq International	Cellcom Netvision	Partner 012 Smile	HOT Telecom
Internet services (fixed-line / cellular)	Bezeq Pelephone Bezeq International	Cellcom Netvision	Partner 012 Smile	HOT Telecom HOT-Net
International calls	Bezeq International	Netvision	012 Smile	Hot Mobile
Multi-channel television	DBS11	Cellcom	-	HOT Broadcasts

A.
Cellcom Group – To the best of the Company’s knowledge, Cellcom Group provides communications services through Cellcom, which is a public company (belonging to IDB Group), and Netvision, a wholly owned subsidiary of Cellcom. These companies provide cellular telephony services (including cellular Internet), fixed-line telephony on its own infrastructure, transmission and data communication services for business customers through Cellcom’s own transmission network, ISP services, international call services and fixed-line telephony services using VoB technology. In December 2014, Cellcom launched an Internet-based television (OTT) service which includes VOD services, internet content and the integration of the Idan+ channels.

B.
Partner Group – To the best of the Company’s knowledge, Partner Group provides communication services through Partner, a public company, and 012 Smile, a wholly owned subsidiary of Partner and its subsidiary 012 Cellcom. Partner Group provides cellular telephony services (including cellular Internet), transmission and data communications, ISP services, and fixed-line telephony services in VoB technology.

C.
HOT Group – To the best of the Company’s knowledge, HOT Group (which is controlled by Mr. Patrick Drahi), owns a cable infrastructure which is deployed nationwide, and it provides multi-channel television services though HOT; fixed-line cellular telephony services through HOT Mobile (a wholly owned subsidiary of HOT), Internet infrastructure and transmission and data communications services through HOT Telecom, as well as Internet access (ISP), by means of HOT-Net, subject to structural separation limitations between HOT-Net and HOT and HOT Telecom, and to restrictions on marketing joint bundles that include Internet access services of HOT-Net (among the limitations are an obligation to market bundles that correspond to competing ISPs, and an obligation to sell the ISP services separately and on the same terms as they are sold when part of the bundle (unbundling).

Likewise, limitations were imposed separating the structure of HOT Mobile from that of HOT Telecom and HOT Broadcasting, including full segregation of management, as well as the separation of assets and employees. Hot Mobile was prohibited from transferring commercial information (including about customers) to HOT Telecom and HOT Broadcasting, or from receiving such information. However, Mirs was permitted to offer and market HOT Telecom or HOT Broadcasting services that are not part of the joint bundles, and to transfer relevant information for this purpose.

On May 22, 2014, the Antitrust Authority published the Antitrust Commissioner’s decision (“the Commissioner”) giving conditional approval for the infrastructure sharing agreement between Hot Mobile and Partner Communications Ltd. This decision prescribes the following conditions that will apply to HOT Telecom: (a) HOT Communications Systems will not place and will not enforce any restriction on the use of fixed-line Internet infrastructure services stemming from the customer’s cumulative surfing volume. This includes that HOT Telecom may not set the price and quality of the fixed-line Internet infrastructure services according to the customer’s cumulative surfing volume (this condition will remain in force until the earlier of (1) December 31, 2015, (2) 30 days after the Minister of Communications has set laid out the conditions and tariffs for providing wholesale services on HOT Telecom’s Internet infrastructures); (b) HOT Telecom will not restrict or block, directly or indirectly, the possibility available to customers to use any service or application provided on the Internet at any time, including by way of setting prices or the use of technology. (c) HOT Telecom’s Internet infrastructure services will be sold and supplied on equal terms to all HOT Telecom customers, irrespective of whether or not they purchase additional communications services from HOT. On this, it was determined that the sale of discounted Internet infrastructure services as part of a service bundle will not, in itself, be deemed a breach of the conditions.

11	For the purpose of this report, DBS is shown as part of Bezeq Group even though it is not controlled by it. In this matter, see also Section 1.1.2.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Competitors, who are not part of communications groups as described above (e.g. Golan Telecom and the MVNO cellular operators, international operators and ISPs), also operate in this market.

Recently, the use of service bundles (packages that include different combinations of several communications services) has increased. Communications groups market, or are likely to market in the future, “joint” service bundles consisting of different communications services of the companies in each group. As a rule, the marketing of the joint bundle enables the communications group to offer its customers tariffs that are more attractive than purchasing each service separately (in some cases with “cross-subsidization” among the bundle’s components), and a total solution that does away with the need to be subscribed to a number of different providers. These trends may be reinforced when a wholesale market develops (see Section 1.6.3A) which will allow operators that do not own infrastructures to offer full end-to-end service bundles (including infrastructure) to their customers.

Unlike the other groups, Bezeq Group is subject, at the date of this report, to the stricter limitations described below.

Hearings and decision published by the Ministry of Communications increase the trend towards unity and the shift to competition between communications groups:

1.
Hearing from October 16, 2013 concerning regulation of the international communications sector and allowing domestic fixed line and mobile carrier license holders to provide international communications services for the public (see Section 1.6.2A).

2.
The decision of the Minister of Communications from November 17, 2014, concerning regulation of a unified general license which will allow providers to provide all the services currently provided through a special domestic carrier license, MVNO services, international services, ISP, and NEP services. Pursuant to the decision, a communications group which is licensed for more than one of the following - MVNO, international services, special general domestic carrier, or unified license, will also be able to apply for and merge its operations under one license per group, unless the minister has approved a deviation from this principle. Allocation of the licenses will commence in February 2015.

1.6.2	Activities of Bezeq Group as a communications group and the structural separation restriction

At the date of this report, the Group is subject to a number of regulatory limitations relating to the formation of joint ventures among the Group’s companies.

A.	Structural separation

The domestic carrier license stipulates that the Company must be structurally separate from its subsidiaries12. This requires, inter alia, management of the companies to be fully segregated.

The structural separation limitations put the Group in an inferior competitive position – which is worsening over time compared with mergers of other communications groups, which are not subject to such far-reaching limitations, and give rise to high management overhead.

12	Pelephone, Bezeq International (including the Goldnet partnership which was merged into it), DBS and Bezeq On Line.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

See Section 1.6.3A for the Hayek Commission’s recommendations including the matter of cancellation of structural separation and the conditions for doing so, as well as an amendment to the Communications Law on the expansion of the powers of the Minister of Communications with respect to structural separation. If the conditions exist and the provisions of the policy document relating to structural separation are implemented, the rules that apply to the Group on this subject will change significantly.

On October 16, 2013 and October 5, 2014, the Ministry of Communications published a hearing concerning new regulation in the international communication services market. Accordingly, any fixed-line domestic carrier or cellular operator will be allowed to provide international communications services as part of the service packages they offer to subscribers, under the conditions prescribed in the hearing document. The proposed regulation also includes international data and transmission services provided by fixed-line domestic carriers and cellular operators. The Company submitted its response to the hearing, agreeing to the measures under various conditions. However, on February 1, 2015, the Ministry published a secondary hearing concerning special regulations for Bezeq Group and HOT Group for an interim period until the obligation to maintain structural separation for these groups is abolished, whereby the Company and HOT will only be permitted to provide these services through other operators. The Company opposes the proposed change. For the effect of the hearing on Bezeq International, see Section 4.13.4.

B.	Easing of structural separation – limited approval for marketing joint bundles

The structural separation limitations prevented the Company from marketing joint service bundles. Following the decline of the Company’s market share to below 85%,13 in May 2010 the Company was permitted to offer private subscribers joint service bundles with the subsidiaries, and in July 2012 to offer joint bundles to business subscribers, all subject to approvals by the Ministry of Communications and other conditions laid down in the domestic carrier license, including these:

1.	The bundles must be able to be unbundled, meaning that a service included in them will be offered separately and on the same terms.

2.
At the time of submitting a request for approval of a bundle, there is a group of services in similar format being marketed to a subscriber as a package by a license-holder who is not a subsidiary of the Company, or there is a group that includes license-holders who provide a private subscriber with all the services included in the joint service bundle.

Joint service bundles marketed by the subsidiaries which include Company services are also subject, according to their licenses, to similar limitations, including a requirement for unbundling (except for a bundle marketed by a subsidiary that contains only the Company’s Internet infrastructure service). Additionally, pursuant to the Ministry’s clarification regarding joint packages in the business sector, the Ministry does not view the amendment to the licenses as a change in the previously existing practice, with respect to the ability of ISPs which belong to the Group and others outside the Group to offer business customers the ISP component as well as the Company’s infrastructure which is purchased as an input, without this being considered a “joint bundle”.

These limitations, and in particular the unbundling obligation, which severely limits the Group’s ability to offer discounts on the components of the bundle, puts the Group in a competitively inferior position as compared to the competing communication groups which are not subject to similar limitation in marketing joint bundles (other than a limitation on marketing a joint bundle of HOT-Net and other companies in HOT Group, as noted in Section 1.6.1).

13
The permit to market joint bundles was granted (by way of amendment of the Domestic Carrier license) pursuant to the policy paper published by the Minister of Communications in 2004, which stated that after the Company’s market share in a particular segment (private or business) falls below 85%, it will be allowed to market joint service bundles with the subsidiaries in the same segment. The Company’s market share in the private sector (calculated according to the method determined by the Ministry of Communications for this matter) fell below 85% in 2008, and in the business sector in September 2009.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Concerning limitations to collaboration with DBS for the sale of joint service bundles, see also Section 5.17.11.

C.	Other limitations on offering benefits to Group companies and joint ventures among them

Other limitations on cooperative ventures between the Company and Group companies stem from various orders applicable to them, both under antitrust laws and conditions laid down by the Antitrust Commissioner in approvals of mergers between the Company and Group companies, which prohibit discrimination in favor of Group companies when providing certain services (see Section 2.16.8), and by power of the orders of the Company’s license, which oblige it to provide its services equally to all. See also Section 5.17.11.

D.	Limitations concerning the control of DBS

In view of the holding structure in DBS (see Sections 1.1.2 and 1.6.6), cooperative ventures between it and Group companies (such as agreements for mutual marketing of products and services) must currently be approved as transactions in which the controlling shareholder in the Company has a personal interest, in a way that could impede the business flexibility of the Group in such cooperative ventures.

As long as the merger between the Company and DBS is not fully implemented, the Group’s ability to benefit fully from the advantages which could have stemmed from the inclusion of DBS in the Group are limited. If in the future the structural separation and the other limitations applicable to cooperative ventures between the companies in the Group are removed, then the options open to the Company to increase its holdings in DBS to 100% ownership, could create opportunities for the Group to utilize synergies with DBS or facilitate the utilization of such synergies. With regard to the merger process of the Company and DBS, see Section 1.1.2

With regard to the possible cancellation of structural separation in the multi-channel television segment as part of the policy document on expanding competition, see also Section 1.6.3A.

1.6.3	Regulatory oversight and changes in the regulatory environment - wholesale market

Communications in Israel in general and the activities of the Company in particular, are subject to extensive regulation and close supervision. The main body overseeing the Company’s activities as a communications company is the Ministry of Communications. Regulation of the communications market in Israel is characterized by frequent changes, mainly aimed at increasing competition in the industry and protecting the consumer.

Considering the diversity of the Group’s communication operations, regulatory developments could, in certain cases, have different effects on different areas of operation in the Group, meaning that changes in regulation that adversely affect one area, could potentially have a positive effect on another area. In certain cases, opposing effects on the areas of operation might be offset one against the other at the Group level.

A key development during the Reporting Period, which affects a significant part of the Group’s operations: publication of hearings and a decision made on implementation of a wholesale market - list of services, format for the provision of services and setting of tariffs for the wholesale services, as follows:

A.	Background to the policy for increasing competition – wholesale market

On May 2, 2012 the policy document concerning expansion of competition in the fixed-line communications segment – wholesale market, was published, according to which the Minister of Communications (“the Minister”) adopted the main recommendations of the Hayek Commission, in the manner specified in that document which was included in the Company’s Immediate Report dated May 2, 2012, cited here by way of reference (“Policy document on increased competition”). Following are the key points in the document:

1.
Owners of country-wide fixed-line access infrastructures who provide retail services, including the Company, will be obligated to sell wholesale services to holders of telecommunication licenses, on a non-discriminatory basis and with no discounts for size. In this regard, a procedure was established whereby an agreement for these services will be negotiated and as soon as such agreement is signed, the infrastructure owner will publish a shelf offering for sale of the services based on the agreement and which also includes additional services as the Ministry determines from time to time (“the Shelf Offering”). In certain circumstances, the Minister has the power to stipulate conditions or prices for the services. The owners of the infrastructure must submit to the relevant license holders the distribution of the existing infrastructures with the exclusions to be defined. Upon publication of the Shelf Offering, companies with an interest in the infrastructure owner may also purchase wholesale services from it, without discrimination. The Company will be able to provide wholesale telephony services to its subsidiaries that are not supplied over a broadband network, provided that these services are also available to everyone and without discrimination.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

2.
Within nine months of publication of the Shelf Offering, the Minister will order elimination of the structural separation between the infrastructure provider who published the aforementioned offering and the international call providers and ISPs, changing it to accounting separation (unless the Minister believes that this will adversely affect competition or the public interest), so that the Company will be able to offer subsidized plans. Furthermore, insofar as the wholesale market develops and the degree of competition based on joint service bundles that combine fixed-line and mobile services in the private sector (according to indices or conditions stipulated by the Minister) allows this, the Minister will consider an easing or cancellation of the structural separation between an infrastructure provider and a cellular operator who has an interest in the said provider.

3.
The Minister will review the subject of the unbundling of broadcast services included in the joint bundles, which also include Bezeq services (fixed or mobile) or broadband access services. The structural separation between the infrastructure providers and multi-channel TV sector will be eliminated by granting suppliers without nation-wide fixed-line infrastructure a reasonable possibility to provide a basic internet-based TV service package.

4.
If no wholesale market develops in the correct manner (based on indices to be defined for this purpose) within 24 months of the publication of the policy document (namely - May 2014), the Minister will take action to implement structural separation between the infrastructure and the services provided by general domestic carrier license holders. On an amendment to the Communications Law on this subject, see below in this section.

5.
Within six months of publication of the Shelf Offering, the Minister will take action to change the method of oversight of the Company’s prices so that prices will be controlled by the setting of a maximum price.

6.
Within nine months, the Ministry of Communications will formulate regulations aimed at increasing the investment in and upgrading fixed-line communications infrastructure in Israel. Notably, this date has already passed.

B.
Amendment to the Communications Law in the Economic Arrangements Law, from July 2013 - the amendment expands the powers of the Minister of Communications with the purpose of overseeing competition in the era of a wholesale market (according to the explanations given). This includes that the Minister of Communications was empowered (by the Minister of Finance) to determine payments for a license holder to use Bezeq installations operated by another license holder, to establish maximum or minimum tariffs for a license holder’s services, and this, in part, based on cost plus a reasonable profit or on a benchmark point derived from parameters prescribed in the law. The Minister may also request a report on the tariffs before services commence, he may instruct the tariff that a license holder may ask for a service, and may instruct the license holder to take action to prevent an immediate infringement of the competition. The Amendment also prescribes provisions concerning a basic package of broadcasts, its content and payment for the package.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

As stipulated in the explanations to the bill, in accordance with the policy document on the expansion of competition, the structural separation which is currently in place will gradually be phased out. Nevertheless, the explanations stipulated that the Minister’s power to order separate companies also applies vertically (between services rendered to subscribers and services rendered to a license holder), and that the directive may be applied if a wholesale market does not develop at all, or problems emerge in the development of such a market, in part due to price discrimination, high entry barriers, etc.

C.	List of wholesale services and a hearing about wholesale service packages and prices:

1.
On January 15, 2014, the Company received a decision from the Ministry of Communications concerning a list of the services that the license holders will be obligated to offer as a wholesale service to the service providers, as follows: managed broadband access (Bitstream Access) (for a countrywide, regional or local connection); Sub Loop Unbundling (at this stage only on the Bezeq network); use and access to Bezeq’s physical infrastructure, and wholesale telephony service.

2.
On November 17, 2014, the Company received the decision of the Minister of Communications (explanations to the decision were forwarded on November 27, 2014) on the regulation of wholesale services - format for the provision of wholesale services and the setting of rates for these services on the Company’s network.

The Minister of Communications resolved to adopt the recommendations of the Ministry’s professional echelon to amend the license of infrastructure owners (the Company and Hot Telecom) and to detail the basket of services covered by the license - managed broadband access (including Multicast) and wholesale telephony service.  As mentioned in the service file, the services must be provided within 3-6 months from the date of the decision.

The regulations that were included in the Minister’s decision define the obligation to provide the services, including accompanying services and the maximum tariffs for these wholesale services to be provided by the Company (so far, no tariffs have been prescribed for HOT Telecom’s services).

In accordance with the Minister’s decision, the tariffs are as detailed below:

	2015	2016	2017	2018	Unit
Access service – excluding telephony	32.56	32.70	32.87	33.21	NIS per line per month
Access service – including telephony	39.43	38.53	38.80	39.13	NIS per line per month
Subloop unbundling service (SLU)	19.34	20.04	20.74	21.47	NIS per line per month
Data transfer service on the network’s core	30.36	24.11	18.73	14.18	NIS per MB per month
Data transfer in multicast configuration 14	15,517	12,267	9,456	7,236	NIS per MB per month
Creating a phone call	0.01	0.01	0.01	0.01	NIS per minute
Access service to the duct 15	398	398	400	400	NIS per km per month
First dark fiber on a line	484	484	487	485	NIS per km per month
Additional dark fiber on a line (up to a total of 4 fibers)	2.18	2.14	2.11	1.99	NIS per km per month
Technician house call service	158	158	158	158	NIS per visit

The tariffs are as of the end of 2014 based on the CPI published in November 2014 and updated once a year.

On December 29, 2014, the Company petitioned HCJ to repeal the decision and as a direct consequence to cancel the amendment to the Company’s license, to cancel the regulations that define the obligation to provide the services and the maximum tariffs for the wholesale services, and to schedule an urgent hearing of the petition.

14	The price for reaching customers connected to a maximum of 1,000 MSAG boxes. The prices for greater numbers of MSAG boxes are stated in the draft regulations.

15	Including access to pits, boxes and poles.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

In its petition, the Company argues, among other things, that parts of the decision were made without jurisdiction and ultra vires that parts of the decision are unreasonable in the extreme, and that parts of the decision are impossible to implement. The Company further argues that the decision-making process was improper, that the Minister did not have in his possession the necessary basis for decision and that it was made before the petitioner’s opinion was fully heard, and that on certain matters its opinion had not been heard at all.

The HCJ hearing on the petition is scheduled for March 25, 2015, before the date set for the start of the wholesale telephony services, and it mentions the fact that although provision of the access services is due to begin on February 17, 2015, given that the hearing is about tariffs the damage that may be caused to the Company is not irreversible, if and insofar as the petition is allowed, with the uncertainty that it involves for all the operators in the relevant market.

In the hearing held on the petition on March 25, 2015, the Court handed a ruling, the operative result of which is an order that the parties go back to the table for a “post-hearing” on various issues that were raised in the petition and to update the Court within 60 days (the foregoing is based on what the Court said verbally at the end of the hearing. The Company has not yet received the written ruling).

Commencing February 17, 2015, the Company provides wholesale BSA services and customers can be transferred to receive services from other providers on the Company’s infrastructures. The Ministry of Communications is discussing operation of the service with the Company and the relevant operators and on February 16, 2015 it issued various addenda to the BSA wholesale service file. Furthermore, the Ministry of Communications is currently conducting oversight proceedings against the Company in which it contends that the Company was allegedly in breach of some of the Ministry’s instructions, as prescribed in those addenda. The Company believes, inter alia, that these addenda were issued ultra vires. In the next few days, the Company intends to submit its response to the oversight report published at this stage.

3.	Passive wholesale services files (physical infrastructure and SLU):

On January 27, 2015, the Company received a decision from the Ministry of Communications on the regulation of wholesale services - service portfolios for access to physical infrastructures and SLU. The decision stipulates that the Company must start providing these services on August 1, 2015.

In his decision, the Director General of the Ministry of Communications noted that whereas the infrastructure owner’s obligation to provide wholesale services to the service providers has already been established, the decision concerning the duty of reciprocity (between infrastructure owners) is the first of its kind, and given that the authority must apply restraint in its decision-making process with respect to any matters that are not pressing, a decision on this subject should be made by the next government.

The decision of the Minister of Communications from November 17, 2014 set the tariffs for passive services, even before the scope and extent of these services has been established. As described in sub-section 2 above, the Company petitioned HCJ, in part to cancel the tariffs.

On the subject of SLU service - in accordance with an administrative directive, the Company gave Cellcom and Partner (under secure conditions) information about the geographic location of certain sites and facilities belonging to the Company. The directive will apply, in relation to the submission of this category of information, to any domestic carrier license holder, that wishes, as part of its deployment for implementing a particular wholesale SLU service, to receive the information from Bezeq.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

4.	Hearing on the subject of determining the format for assessing Margin Squeeze by the owners of broadband communications fixed line infrastructure:

On November 17, 2014, the Company received a Ministry of Communications hearing the purpose of which is to establish a policy and control measures for preventing margin squeeze - a situation in which infrastructure owners lower their retail prices and “squeeze” the margin between the retail and wholesale price for the infrastructure inputs that are purchased by the service providers to a level that erodes the profit of the service providers, making their continued operation uneconomical.

According to the hearing, the infrastructure owners will be required to submit any marketing proposal for the review of the Ministry of Communications, and the Ministry will notify the infrastructure owner within 14 days whether it prohibits marketing of the package due to fears of margin squeeze. The Company submitted its comments on the hearing document. This review mechanism and the resulting restriction on the prices for retail services, if and insofar it is applied, may affect the Company’s ability to put forward marketing offers for its retail services.

On the subject of the wholesale market, format and price of the services, the Company estimates that insofar as the Minister of Communication’s decision is implemented (despite the Company’s petition to HCJ), its performance will be adversely affected. Nevertheless, at the same time, the Company believes that taking into account the possible cancellation of the structural separation and elimination of price control which are anticipated as a consequence of the wholesale market regulation, there may also be positive effects on the Company.

The information in this paragraph includes forward-looking information, as defined in the Securities Law which is based on the Company’s estimates in relation to the regulation of the wholesale services and the possibility that structural separate and price control will be abolished. Actual results may differ significantly from these assessments insofar as any of the Company’s aforementioned estimates do not materialize.

1.6.4	Regulatory oversight and changes in the regulatory environment - Additional topics A. Royalties

The Communications Law states that a holder of a license for providing telecommunications services shall pay royalties to the State out of its revenues from providing the services named in the Regulations. The Royalties Regulations obligate the various license holders (including Bezeq, Pelephone, Bezeq International, DBS and BIP) to pay royalties on certain revenues, as specified in the Regulations. Over the last few years, the rate of the royalties has been gradually reduced, and in accordance with the amendment to the Royalties Regulations relevant to the Group’s companies dated August 1, 2012, commencing in 2013, 0% royalties apply to all license holders.

B. Change in interconnect tariffs

The Group’s telecom companies (Bezeq, Pelephone and Bezeq International) pay interconnect fees to other carriers for calls that are terminated on the networks of those carriers, and some of them (Bezeq and Pelephone), receive interconnect fees for calls that are terminated on their networks and from international communications operators for outgoing calls on their networks.

The Interconnect Regulations set the interconnect tariffs to be paid to the Domestic Carrier, as well as limitations for the matter of the interconnect tariffs to be paid to a cellular operator. Commencing January 1, 2011, the interconnect tariffs that a cellular carrier can collect from other operators (domestic carrier, international call operator or another cellular operator) were lowered significantly, and in each of the years 2012-2014, the tariffs were further reduced at less significant rates (less than 10% each).

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Concerning interconnect fees for fixed-line networks, based on the amendment to the Interconnect Regulations, from December 1, 2013, a call completion tariff was set for the fixed-line networks at a maximum of NIS 0.01 per call minute (at 2013 prices, excluding VAT) at all hours of the day. The tariff will be revised once a year in line with the CPI. The changes in the interconnect tariffs have an offsetting effect at the Group’s level, in view of the decrease in the expenses of the Company and its subsidiaries.

C.	Limitation of the exit penalty a license-holder can collect from a subscriber

Pursuant to several amendments to the Communications Law, most of which entered into force in 2011, the following restrictions apply to the Group’s companies with respect to the collection of disconnect fees when certain subscribers cancel an agreement

1.
Holders of domestic carrier licenses, ITS licenses and broadcasting licenses (including the Company, Bezeq International, DBS and BIP) - may not collect disconnect fees from subscribers who cancel agreements if their average monthly bill is less than NIS 5,000, and if the agreement with the license holder was signed on or after August 8, 2011. Regarding subscribers who entered into agreement with the license holders before August 8, 2011, payment for cancelling the agreement is limited to 8% of the subscriber’s average monthly bill up to the date of the cancellation, multiplied by the number of months remaining to the end of the commitment period. Additionally, license holders may not withhold a benefit from a subscriber that would have been given had the agreement not been terminated16 and they may not demand immediate repayment of any outstanding payments for terminal equipment if the agreement is cancelled. The Company believes that these legislative amendments have led to an increase in the churn rate.

On October 15, 2013, the Ministry of Communications forwarded for the Company’s response a preliminary supervisory report according to which the Company withholds on-going payment of monthly credit for terminal equipment (routers) from customers who cancel an agreement, ostensibly in contravention of the above-mentioned restrictions. The Company claims that such action is taken lawfully and it has submitted its response to the Ministry of Communications.

2.
Cellular operators (including Pelephone) - the licensee may not collect disconnect fees from customers who hold up to 100 phone lines and who entered into an agreement with the license holder from November 1, 2011. The maximum disconnect fee that may be collected from customers who signed an agreement prior to November 1, 2011, is 8% of the subscriber’s average monthly bill up to the cancellation date. Furthermore, from January 1, 2013, the cellular operators may not condition a contract for cellular services on an agreement to purchase, rent or lease terminal equipment (“unlocking”).

For a description of other regulatory developments in the reporting period and of the main limitations applicable to the areas of operation of the Group, see Sections 2.16, 3.15, 4.13 and 5.17.

D.	No discrimination in the offering of benefits and special tariffs

1.
On October 31, 2010, the Director General of the Ministry of Communications sent a clarifying document to the cellular operators on the applicability of certain clauses in their licenses that address equality and discrimination, including the offense to discriminate against subscribers belonging to the same group of subscribers by offering special benefits and tariff plans.

16
With regard to the operators’ claims in the hearing conducted by the Ministry of Communications in respect of this provision, that the discounts or benefits, which are prescribed in the conditions that the subscribers are required to comply with, do not violate the provisions, the Ministry decided that in any case it will examine whether the conditions are real and relevant also when the subscriber remains as the operators’ subscriber.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

2.
In its position submitted to the Tel Aviv District Court in January 2014, as part of a number of class actions that were consolidated against several communications operators, the Ministry of Communications stated that the licenses of the ISPs do not permit them to offer their customers “individualized tariff plans”, tailored to the needs of individual customers and their ability to “haggle”, and that they must offer a standard price for each service package (subject to certain exceptions). The Group companies are studying the significance of this position.

E.	Consumer legislation

Changes in consumer legislation affect the operations of the Group’s companies on a regular basis. Various amendments have been made in recent years to the Consumer Protection Law and regulations, inter alia, concerning the cancelling of transactions even after service has begun, disconnecting from on-going services, and the need for the customer to give his express consent to continue transactions after the end of the specified period. Provisions concerning a refund of charges collected from the subscribers which are not in accordance with an agreement plus fixed handing charges are prescribed by law, as well as a maximum waiting time for a human response, and extension of the visiting times of technicians at the subscribers’ homes. Likewise, a variety of bills have been tabled in the Knesset introducing further amendments in the Consumer Protection Law which may, inter alia, affect the terms of the agreement, and the conduct of the Group’s companies towards their subscribers.

F.	Enforcement and financial sanctions

Over the last few years, the Communications Law, the Antitrust Law, the Securities Law and the Consumer Protection Law (the latter in effect since January 1, 2015) were amended, giving the regulators powers of enforcement and the ability to impose graded monetary penalties for violation of these laws or regulations and their provisions. A similar bill to the amendment to the Consumer Protection Law is in stages of legislation. Likewise, the Law to Increase the Enforcement of Labor Laws was legislated. This legislation is expected to affect the way in which the Group’s companies manage their affairs, in part with respect to the imposition of sanctions, their ability to protect themselves, etc.

G.	Hearings relative to the amendment of licenses and additional legislation

1.	Hearing about call center waiting times

On August 18, 2014, the Ministry of Communications published hearings to the communication license holders, including holders of cable and satellite licenses, telecommunications, fixed communications, virtual operators and ISPs, relative to the response times of call and support centers that serve private and business subscribers of the license holders. The main provisions in the proposed amendments determine a maximum average waiting time and its measurement; the possibility to leave a telephone number to receive a return call; operation of specific malfunctions centers throughout all hours of the day and a customer service call center for 13 hours (in DBS, 15 hours a day); access to service centers via toll-free numbers; submission and publication of reports and service data on the website of the license holders; definition of a menu for human and automated responses; possibility to cancel a service by phone; recording of calls in all call centers; and a memorandum for the amendment of the Communications Law that determines a compensation without proof of damage in the event the response time in the call centers is higher than defined, and compensation for overcharge for an amount up to 10 times the amount overcharged. Responses to the hearing opposing the arrangements proposed were submitted. If the proposed arrangement is approved, an increase in the operation costs of the call centers of the Group’s companies is expected.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

2.
Amendment of licenses relative to ensure operational continuity of communication companies in emergencies

On March 1, 2015, the licenses of communication operators were amended, including the licenses of Bezeq, Pelephone and B.P.I. In accordance with the amendment, the license holders must comply with minimum requirements to ensure operational continuity in emergencies. Operational continuity includes a business continuity plan and a plan for the recovery of the network from a disaster. In this respect, the license holders must implement a work plan that includes a risk assessment, as well as service and recovery objectives. Furthermore, the amendment to the licenses includes provisions relative to the management’s and Board of Directors’ responsibility, emergency management, preparation of personnel for each area of operation to enable operational continuity, as well as provisions relative to security of information systems, back up and survivability of the network and the infrastructure (including electricity and energy), agreements with vendors and subcontractors, and more.

H.	The Concentration Law The Business Concentration Law was published in December 2013. The following is a summary of the main provisions of the law relevant to the Company:

1.
Restriction on the control of companies in a pyramid structure

The law prohibits a tier company (publicly traded or bond issuing companies that are a reporting entity), which is a second-tier company (a tier company whose controlling shareholder is not a tier company), from controlling another tier company. In relation to existing companies, transition provisions were prescribed whereby a second-tier company may continue to control another tier company in which it held control when the law was published, for a period of six years from the publication of the law (until December 10, 2019). Mechanisms were also prescribed allowing certain arrangements to be made to acquire shares and make early redemption of bonds offered to the public, in order to comply with the provisions of the law.

For the purpose of the law, the Company is considered a third-tier company, and accordingly, insofar as by the end of the 6-year transition period B Communications remains a tier company, it will not be allowed to control the Company from that date.

2.
Special provisions concerning directors in a third tier company during the transition period

At the end of six months from the publication date of the law (June 2014) (subject to provisions of applicability that provide an additional three months for convening the meeting to appoint directors) the special provisions concerning the composition and appointment of Board of Directors will apply to third-tier companies (including the Company). These provisions include: a majority of the Board members must be independent directors, the external directors will be appointed by a majority of Company’s minority shareholders (who are not its controlling shareholders) and they will number half of the members of the Board less one, unless stipulated otherwise in statutorily authorized regulations.

On June 11, 2014, the Regulations to Promote Competition and Reduce Concentration (Relief with Regard to the Number of External Directors), 2014, were published, according to which, where the director of a company who is appointed according to the proposal of a representative labor union as per a collective labor agreement serves in another tier company, the number of external directors in the tier company required under the Market Concentration Law who meet the provisions of the law may be reduced, provided that the external directors account for at least one third of the Board members. This provision is relevant for the Company (Bezeq) in which, as at reporting date, one director serves who was appointed according to the proposal of the representative union. In accordance with the provisions of the Concentration Law and the aforementioned regulations, a general meeting of Company shareholders was convened for September 3, 2014 to choose an additional external director for the Board of Directors of the Company, and on September 9, 2014, another director ceased to exercise their functions, so that the Company complies with the provisions of the Concentration Law in this respect.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

3.	Restrictions on providing credit to business groups

Powers were granted to the Minister of Finance and the Governor of the Bank of Israel to promulgate regulations and provisions limiting the cumulative credit that financial institutions in Israel may give to a corporation or business group (a group of companies under joint control and their controlling shareholder). It was determined that preliminary provisions by virtue of these powers will be prescribed within a year of the publication of the law.

4.	Market concentration considerations in the allocation of rights - restrictions on the allocation of rights in critical infrastructures to a highly concentrated entity

The law prescribes a special, restrictive procedure that the regulator must apply prior to the allocation of rights (such as a license, franchise, contractual agreement with the state to operate a critical infrastructure and in certain circumstances also to extend existing licenses) in those areas that are defined as a “critical infrastructure” to entities that are defined as a “highly concentrated entity”. For this purpose, a list of areas was defined that will be deemed “areas of critical infrastructure”, including operations for which certain communications licenses will be required (domestic carriers, excluding a specialist domestic carrier (such as VoB operators and cellular operators), broadcasting licenses, and other areas.

On December 11, 2014, the Antitrust Authority published the list of concentrated entities according to the law. The Company, the corporations it controls and that are controlled by its controlling shareholders and DBS are included in the list and considered a “concentrated entities”.

The procedure prescribed in the law in relation to the allocation of a right to a concentrated entity will also apply to approval given for transferring the means of control in state-owned companies or companies that were previously government companies (the Company included) at the rates defined in the law, to a concentrated entity.

The provisions of this chapter entered into force in December 2014, although with respect to extending the validity of existing licenses, the provisions will apply from December 2017.

At this stage, the Company is unable to estimate the full impact of the law on the Bezeq Group, in part in view of the fact that its repercussions are dependent on policy that has yet to be formulated by the relevant authorities in relation to the issues prescribed in the law. Nevertheless, the law may adversely affect the Group’s ability to enter new areas of activity as well as the format of its current operations.

I.	Ministry of Communications policy concerning Wi-Fi

On August 6, 2014, the Ministry of Communications published its decision (accompanied by a decree), according to which the establishment and operation of access points (as defined in the decree) are exempt from a license and general permit. It was further decided to permit the license holder to use WLAN technology, deploy and operate an access point in accordance with the exemption, provided the license holder that uses the access point as part of its public network does not collect payment from a subscriber for accessing services provided, where the aforementioned services are provided via the access point, and will not decrease the quota of Internet access services at the disposal of the subscriber for the relative portion of the service provided via said access point. Accordingly, upon entering the exemption into effect, a request from a general license holder to the Ministry of Communications to extend its public telecommunications network using access points will be evaluated subject to the provisions of the decision document and the law, and its license will be amended accordingly.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

1.6.5	Limitations on creating charges on the assets of Group companies

For convenience, below are referrals to sections in the 2014 Periodic Report that relate to the limitations applicable to Group companies in placing charges on their assets, and the main limitations:

A.
Regulatory limitations – the Communication Law, the Communication Order (which applies to the Company), and some of the communications licenses of Group companies, contain limitations on the grant of rights to a third party on assets used to provide the essential service or on the assets of the license,17 as the case may be, including the need to obtain regulatory approval to create charges on these assets. In some cases, such as Pelephone’s cellular operator’s license, and Bezeq International’s ITS license, there are exceptions permitting the creation of charges in favor of banks without the need to obtain the regulator’s approval in advance, provided that the charge agreement includes instructions to ensure that the services rendered according to the license will not be affected if the bank exercises the charge. In addition, under the provisions of the law and the communications licenses, the license and the resulting rights are not transferable and they cannot be pledged or confiscated (with certain exceptions). See also Sections 2.16.3G, 3.15.2A and 5.17.9.

B.
Contractual Restrictions - the Company and Pelephone have made undertakings towards certain financing entities that they will not pledge their assets without simultaneously creating a charge of the same class, rank and amount (negative charge) in favor of those financing entities, subject to specific exceptions. See also Note 11.2 to the financial statements for 2014. DBS created current charges on all its assets and fixed charges on several of its assets, whose conditions include, inter alia, restrictions on the creation of additional charges without obtaining the agreement of the financing entities. See also Note 26 to DBS’s 2014 financial statements.

1.6.6	Approvals and limitations in the framework of the acquisition of control in 2010

In the framework of the transaction to acquire the control of the Company by B Communications, which was completed in April 2010, several approvals were granted to the Company, as follows.

A.
Ministry of Communication approval for the transaction. The approvals were made contingent upon certain conditions, namely: a determination that transactions between the Eurocom Group18 and Pelephone would be considered an exceptional transaction under Section 270(4) to the Companies Law, and in addition to the approval proceeding at Pelephone, would also require an approval proceeding in the Company (a similar provision was determined relative to the purchase of satellite end equipment by DBS, of the Eurocom Group); the Eurocom Group would not transfer to Pelephone any information relating to the provision of products and services to its competitors; an employee of Eurocom Cellular Communications Ltd., would not serve as a director in Pelephone and vice versa. In addition, provisions in respect of the trust on DBS shared were also determined (see Subsection ‘B’ below).

B.
Approval of the transaction by the Antitrust Commissioner. The approval was contingent upon certain conditions, namely prohibition to the Eurocom Group19 to be involved in the determination of commercial conditions that the cellular company that acquired from Eurocom Cellular Communications Ltd. terminal equipment offers to the consumer in Israel, except for the participation in the financing of sales of the cellular company; and demanding the Eurocom Group to sell its holdings in DBS. Until completion of the sale of the holdings as aforementioned, the obligation of the Eurocom Group to transfer its voting rights by virtue of its shares in DBS to a trustee that will handle them as the owner and will exercise its authority in favor of DBS only, and will not be subject to the interests or objectives of the Eurocom Group, directly or indirectly. It is noted that In March 2014, the Antitrust Authority decided that, upon complying with the conditions outlined in the decision, the limitations imposed on the Eurocom Group relative to its holdings in DBS will be cancelled, and it will be possible for the Company and DBS to merge. See Section 1.1.2.

17	The assets required to secure the provision of service by the license holder.
18
For this matter, Eurocom Group means all the corporations controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings Ltd., excluding the Company, Pelephone, Bezeq International and B.E.P Communications Solutions LP, as well as employees of Bezeq and the above companies who are not employees in other companies in the Group.

19
For this matter, Eurocom Group means all the corporations controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings Ltd., as well as any person related to those companies and excluding the Company and companies in which the Company holds more than 50% of the shares.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

C.
Approval of the Prime Minister and the Minister of Communications in accordance with the provisions the Communications Law and of the Communications Order, including approval of corporations from the B Communications Group and the controlling individuals in it to control Bezeq (the Control Permit). The Control Permit is contingent, inter alia, upon the percentage of B Communications’ holding in the Company not falling below 30% (“the Minimum Percentage”), subject to a number of exceptions stated in the Communications Order.20

1.6.7	Level of economic activity in Israel

The activities of the Group are influenced by the level of economic activity in Israel, and accordingly, a change for the better or worse in that level can be expected to affect the Group’s business.

20
It is noted that on February 2, 2011, the Prime Minister and Minister of Communications gave approval permitting the Minimum Percentage to fall to 29%, provided that the cause was an allotment of Company shares as part of an exercise of employee stock options, and for a period of six months from the date of decrease to below the Minimum Percentage. The approval will take effect on the date of the decrease to below the Minimum Percentage. At the end of the six months, the approval will expire and the Minimum Percentage will apply.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

2.	Bezeq – Domestic Fixed-Line Communications

2.1	General Information on the Segment of Operation

2.1.1	Segment of operation and changes occurring in it

The Company holds a general license for providing domestic fixed-line communication services, and provides a range of such services as described in Section 2.2, mainly: domestic fixed-line telephony (landline telephony), Internet access infrastructure services, and transmission and data-communication services. During the report period, wholesale services were added to the Company’s services license. In respect of arrangements for the wholesale market, including service files, service prices, and the hearing relative to the plan for the prevention of ‘margin squeeze’ see Section 1.6.3.

2.1.2	Legislative limitations and standards and special constraints

A.	Communications laws and the Company’s Domestic Carrier License

The Company’s operations are subject to government regulations and extensive oversight, stemming from its position as a general license holder under the Communications Law, which is subject to the provisions of that Law, of the subsequent instructions, regulations, orders and rules, the provisions of the Domestic Carrier License, as well as other laws. In this respect and for the restrictions on the Company’s activity, inter alia, in respect of price setting, structural separation, permits for new services and service bundles, see Sections 1.6.2 and 2.16. For details about the arrangements in the wholesale market, see Section 1.6.3.A.

In addition, the Company was declared a provider of essential telecommunication services under the Communications Order. Pursuant to that declaration, the Company is obliged to provide a number of basic services under the Domestic Carrier License, and may not terminate them or narrow them without approval. The order also stipulates limitations on the transfer and acquisition of means of control in the Company, and certain limitations on the activities of the Company. For details, see Section 2.16.3

B.	Antitrust laws

The Company was declared a monopoly in the main areas of its activities, and is also subject to supervision and to limitations under the Antitrust Law (see Section 2.16.8).

C.	Environmental laws and planning and construction laws

Some of the activities of the Company involve the use of wireless frequencies and the use of facilities that emit electromagnetic radiation, which are subject, respectively, to the Telegraph Ordinance (see Section 2.16.9), for the Non-Ionizing Radiation Law, see Section 2.15), and for the UBP 36 and UBP 56, see Section 2.16.10).

2.1.3
Changes in the scope of operation in the segment and its profitability, market developments and customer characteristics

For the main data about the scope of operation in domestic fixed-line communications and its profitability in 2013 and 2014, see Section 1.4.41.4.4A. The following is a description of the main changes in the scope of operation in the segment in the reporting period21:

 A.      Fixed-line telephony - in recent years has been characterized by a decline in demand and in prices. The decline in demand is reflected in the decline in the rate of ownership of fixed telephone lines and in a gradual erosion of the number of calls originating in fixed-line networks. The Company believes that this trend stems primarily from the rise in the number of cellular subscribers and the volume of use of cellular telephones in the comprehensive call-minute packages the cellular companies have marketed extensively over the last years (the Company estimates that 80% of all calls originate in the cellular network), from the competition with other domestic operators, and from VoIP calls (see Section 2.1.42.1.4). In 2014, the number of Company lines declined by about 0.5% (compared with a decline of 2% in the number of lines in 2013), inter alia, due to the reduction in the cellular prices. Likewise, the number of call minutes (incoming and outgoing) declined by 9% on the Company’s fixed telephone lines compared with 2013. The average monthly revenue per phone line declined by approximately 14%.

21	For detailed data and definitions of subscriber and average income, see the notes to the table in Section 1.4.4.A.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

B.
Internet access - in the Internet segment, a constant growth has been recorded in recent years in terms of number of subscribers. Furthermore, the Internet segment is characterized by a rise in surfing speeds and by the adoption of advanced services and value-added applications. In 2014, there was an increase of 8% in the number of the Company’s Internet subscribers compared with 2013. Average monthly revenue per Internet subscriber remained unchanged compared with 2013. The increase in revenue in the segment stems from an increase in the rates of the packages (see Section 2.2.3), and from the adoption of advanced and value-added services.

In respect of the establishment of a competing fixed-line network to the Company’s infrastructure on the electricity grid, see Section 2.6.5B.

C.
Transmission and data-communication services

The transmission and data-communications segment for business customers and communications providers is characterized by a rapid increase in the customers’ bandwidth consumption, but in general by lower prices per given volume of traffic. This stems both from development of the technology allowing greater bandwidth at lower prices than in the past, and from competition in this area (see Section 2.6.4).

D.	Service bundles On the increase in consumption of service bundles and large-scale bundles, see Section 1.6.1.

2.1.4	Technological developments that may have a significant effect on the area of operations

A.
In recent years, a trend has established in the telecommunications market with the transition to technologies based on IP protocol, which promotes technology convergence between the different communication systems, and with the penetration of integrated products that enable various communication solutions in a single device (for example, cellular and Wi-Fi services). The availability of IP-based technologies and the continuing increase in bandwidth consumption provide customers, including business customers, a broader range of applications and services on IP-based infrastructures, such as telephony services, video transfer services, television and network services with enterprise applications on the Internet infrastructure (ERP, CRM, etc.). These developments are leading to an increase in the demand for bandwidth by the Company’s Internet infrastructure, transmission and data communication services. Conversely, these developments that enable IP-based telephony services are one of the factors that have led to the decline in the consumption of the Group’s fixed-line telephony services (in respect of the competition in telephony by providing services over the Company’s Voice over Broadband (VoB) infrastructure, see Section 2.6.1). On January 12, 2015, the Ministry of Communications conducted a tender of frequencies for LTE networks, following which an increase in the capacity of cellular networks is expected due to the increase in the popularity of 4G services. The increase in the capacity of cellular networks along with technological improvements, including future implementation of LTE networks, allow cellular operators to compete with the Company’s telephony and Internet services, and to market larger bandwidths to their customers at lower prices. In the past year, the trend of growing numbers of cellular Internet users has continued (see Section 2.6.3)2.6.3. At the date of this report, the Company estimates the increase in the number of customers surfing the cellular internet has not materially affected the volume of its Internet usage. Nevertheless, the potential of growth of the cellular networks at the expense of the Company’s market share is a real one. The Company estimates that the transition of cellular companies to 4G in 2015 will not materially change the interchangeability of cellular services compared with fixed services.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

B.
In respect of the decision about the exemption of a license to establish and operate a Wi-Fi access point, see Section 1.6.4I The provision of cellular telephony services over the Wi-Fi network may assist in diverting loads to this network from the cellular network.

C.	Technological developments and falling prices of the equipment could enable other operators to provide services similar to those provided by the Company at much lower costs.

2.1.5	Critical success factors in the segment of operations and changes occurring in it

A.	The ability to offer reliable communications systems at a competitive price based on a cost structure suited to the frequent changes in the Company’s business environment.

B.	Regulatory decisions and the ability to cope with them.

C.	The ability to maintain innovation and technological leadership and to translate them into advanced and reliable applications of value to the customer at short response times, and marketing primacy.

D.	Preservation of brand values and their adaptation to the conditions of the changing competitive environment, including the wholesale market.

E.	Effectiveness of the sales and services groups.

F.	Managing an intelligent price policy, subject to regulatory limitations, including new limitations following implementation of the wholesale market.

2.1.6
Main entry and exit barriers of the segment of operation, and changes occurring in them

Operating in the domestic fixed-line communications segment requires receipt of the appropriate Domestic Carrier licenses.

Traditionally, the main entry barrier to this segment stemmed from the need for heavy investment in technological infrastructure and in surrounding systems until obtaining economies of scale, and from high costs involving the establishment of marketing, sales, collection and customer support systems and the building of a brand. In recent years, traditional entry barriers have decreased significantly as a result of the following factors: technological improvements, lower infrastructure and equipment prices, easing of regulation granted to new competitors, the mandatory obligation to allow the use of the Company’s (and HOT’s) infrastructures and services in the framework of the wholesale market, and the ability to use existing set-ups, including the Company’s network, by competing communications carriers or those destined to compete with the Company.

The regulation of competition in VoB-based telephony, which enables telephony services to be provided on a broadband infrastructure of another operator, without the need for an independent line telephony infrastructure, and competition based on dividing the network into sections and wholesale sale of services (see Section 1.6.3A), significantly reduces the size of investment required from those competing with the Company, thereby making entry barriers to the segment lower.

The main exit barriers stem from the commitment of the Company laid down in its license to provide its services to a defined quality and universally (to the entire public in Israel), its subordination to the provisions of the Communications Order, the regulations accompanying the Communications Law, and the provisions by power of Section 13A of the Communications law relating to emergency operation, its commitment to those of its employees who are employed under collective agreements, long-term agreements with telecommunication suppliers, the large investments requiring time before seeing a return, and the commitment to the repayment of long-term loans taken to finance the investments. Some of these exit barriers are unique to the Company and not relevant to other operators active in the segment.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

2.1.7
Substitutes for and changes in products in the sector

Cellular communications services are a substitute product for the Company’s services, both in telephony and in Internet (see Sections 2.6.1 and 2.6.3).

IP technology such as VoB (see Section 2.6.1) are also substitutes for the Company’s services.2.6.1 In Internet services, transmission and data communications, technological developments (e.g., 4G in cellular, infrastructure based on optical fibers, including over the electricity grid and advanced cable Internet protocols), enable the provision of new services at high speeds and competitive prices.

2.1.8
Competition structure and changes occurring in it

Domestic fixed-line telephony is regulated and controlled by the Ministry of Communications, inter alia by means of granting licenses to entities operating in the segment.

Fixed-line telephony is characterized by a lively competitive dynamic. The Company’s competitors are HOT Telecom (which, pursuant to a decision by the Minister of Communications dated November 17, 2014, received an extension for the mandatory implementation of universal services in full deployment), VoB service providers that have operated for several years under license with no obligation to provide universal service, and without their own independent access infrastructure, and they are entities related to providers of Internet access services (ISP) and international communications services. Some of them compete with the Company as part of telecommunications groups (see Section 1.6.1 and Section 1.6.41.6.4), and the Company believes that the cellular companies are also its competitors in the telephony segment (see Section 2.6.1).

The Internet segment is characterized by high rates of penetration, which are attributed to the deployment of a national access infrastructure. The Company’s main competitor in this area is HOT, and the Company is also exposed to competition from the cellular companies (see Section 2.1.4). Upon application of the wholesale market, ISPs and holders of a general unique license will compete with the Company, among others in the provision of service packages that include broadband services, using the Company’s infrastructure at wholesale prices (see Section 1.6.3).

In the transmission and data-communications sector, the Company competes mainly with HOT Telecom, Cellcom and Partner, which operate as communication groups and provide a full communications solution to customers.

Competition in the industry depends on a number of factors, such as regulatory decisions, possible changes in the terms of the licenses of the Company and the subsidiaries, and in the terms of the licenses of their competitors, mergers and joint ventures between companies that compete with the Group companies, the possible repercussions of the Concentration Law, the development of a wholesale market, the lack of symmetry between the Company and the competitors’ ability to provide a comprehensive service, the new services that the Company will be permitted to provide, the tariff policy, the extent of flexibility allowed to the Company when offering service bundles, including with subsidiaries, and technological developments.

For a description of the development of competition, see Sections 1.6 and 2.6.

2.2	Products and Services

2.2.1	General The Company provides a wide range of communications services for its business and private customers, as described below.

2.2.2
Telephony

The Company’s telephony services include mainly the basic telephony services on the domestic telephone line, and associated services such as voice mail, caller ID, music on-hold, and Bphone (a service that enables to make telephone calls via the IP network as fixed-line calls).

Chapter A (Description of Company Operations) of the Periodic Report for 2014

The Company also provides its customers with a national numbering services for businesses (1-800, 1-700), for full or partial payment for the calls by the business.

The company operates a unified telephone center22 on a code (1344) determined by the Ministry of Communications for fixed-line and cellular telephony operators, as well as a unified website which is free of charge, in addition to the Company’s 144 service. The Knesset approved the first reading of a bill under which, inter alia, information services provided under a Ministry of Communications license, will obligate the operators to transfer their databases to such a licensee for reasonable payment, and cancel allocation of the number 144 to the.

2.2.3
Internet access infrastructure services

The Company provides broadband Internet access infrastructure services in xDSL technology.

For details about changes in the number of the Company’s Internet subscribers and average monthly revenue per Internet subscriber, see Section 1.4.4A. For details about the Company’s market share in the sector, see Section 2.6.3.

Internet service has become one of the main occupations of the Company and a central channel for its investments in technology, marketing, advertising and customer acquisition and upgrades. The average surfing speed of the Company’s Internet subscribers at the end of 2014 was 32.5 Mbps, compared with an average of 18.1 Mbps at the end of 2013. Over the past year, the minimum package speed provided for new customers is up to 5 Mbps.

xDSL service is provided also on subscriber lines with no telephony and at no additional cost. It should be noted that, according to the decision of the Ministry of Communications (in respect of the cancellation of NDSL services), the Company is not entitled to apply differential xDSL pricing between subscribers who use the service together with telephony service and subscribers who only use the xDSL service. In respect of the decision about wholesale BSA services, see Section 1.6.3.

Likewise, the company provides Free Wi-Fi service, which enables the Company’s customers to share part of their wireless bandwidth in return for browsing outside of their homes as well.

Graph – Changes in the surfing speeds of the Company’s Internet subscribers 2010-2014 (in Mbps at the end of each year):

2.2.4
Transmission and data-communication services

Data communication services are network services for transferring data from point to point, transferring data between computers and between various communications networks, services connecting communications networks to the Internet, and remote access services.

22
A “unified” directory service is an information service containing data on the subscribers of all the operators. Fixed-line and cellular telephony operators are obliged, under the terms of their licenses, to provide unified information services. The operation is exempted from the need for approval of a cartel for a period of three years until November 5, 2014.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

The Company offers transmission services, including high rates, to communication operators and their business customers over a variety of interfaces (see Section 2.6.4).

2.2.5	Other services

A.
Services to communication operators

The Company provides services to other communications operators, including cellular operators, international call operators, HOT, NEP operators, ISPs, domestic carriers, and Palestinian communications providers.

Among the services provided by the Company are infrastructure services, infrastructure upgrades, connection to the Company’s network, transmission services, billing services, leasing of space, services in leased premises.

For details about wholesale services for communication operators, see Section 1.6.3A.

B.
Broadcasting services

The Company operates and maintains radio transmitters which are operated, inter alia, by Israel Broadcasting Corporation, Israel Army Radio (Galei Zahal), and the broadcasts of a number of regional radio stations. It also operates the DTT transmitters for the Second Authority. The Company is responsible only for operating and maintaining the transmitters, and not for the content of the broadcasts. In this matter, see also Section 2.15.

C.
Contract works

The Company carries out set-up and operation works of networks or sub-networks for various customers (e.g., the Ministry of Defense, HOT, radio and television broadcasting companies, cellular operators, international call operators, local authorities, municipalities, and government bodies).

The Company has agreements with HOT Telecom for providing installation, maintenance and hosting of networks using the Company’s infrastructures, from the exit point of the operation of the license-holders to the delivery point at the entrance to the homes of the subscribers (the connection and maintenance from these points to the subscribers’ homes themselves are not the responsibility of the Company).

D.	IP Centrex – IP Centrex service is a private and virtual exchange service in a public network.

E.	Data Center – A service enabling a backup and survivability solution for the customer.

F.	144 Internet site (B144) – A search engine for finding the telephone numbers of businesses and private persons, including a classified search.

G.	Bcloud service - Enables Company Internet customers to store data and digital media in a virtual cloud.

2.3	Breakdown of product and service revenues

The following table shows the distribution of the Company’s revenues by main products and services in its segment of operation, 2012-2014 (in NIS millions):

	2014	2013	2012
Revenues from fixed-line telephony	1,668	1,971	2,254
Percentage out of total Company revenues in the segment	38.64%	44.02%	48.68%
Revenues from Internet infrastructure services	1,394	1,287	1,166
Percentage out of total Company revenues in the segment	32.30%	28.74%	25.18%
Revenues from transmission and data communication services	1,022	990	976
Percentage out of total Company revenues in the segment	23.67%	22.10%	21.07%
Revenues from other services	233	230	234
Percentage out of total Company revenues in the segment	5.39%	5.14%	5.07%
Total revenues from the domestic fixed-line communications services segment	4,317	4,478	4,630

Chapter A (Description of Company Operations) of the Periodic Report for 2014

2.4
Customers

The Company is not dependent on a single customer, and there is no customer that accounts for 10% or more of the Company’s total revenue.

The Company’s revenues are distributed into two main customer types – private (58%), and business (42%). The distribution is by revenues, as shown in the following table:

	2014	2013	2012
Revenue from private customers	2,498	2,605	2,716
Revenue from business customers	1,819	1,873	1,914
Total revenue	4,317	4,478	4,630

2.5
Marketing, distribution and service

The Company has marketing, sales and service systems for its business and private customers, which include customer managers for the business sector, combined sales and service centers (including Moked 199) around the country, technical support centers for private and business customers, 13 points of sale and service (Bezeqstores) at various locations, as well as a virtual online shop.

The Company markets its services mainly through advertising in the mass media and telephone sales centers, customer managers and an array of independent dealers which are mainly ISPs, and sales centers that operate by the outsourcing method. Furthermore, the Company has independent, advanced and innovative service and sales channels on its website (adapted to surfing from mobile phones), a dedicated application (Bezeq Sheli, My Bezeq), and also Interactive Voice Response (IVR).

2.6	Competition The following is a description of the development of competition in the domestic fixed-line communications segment.

2.6.1
Wholesale market (see Section 1.6.3)

Communication operators that compete with the Company could buy services from the Company at supervised prices, including infrastructure segments, and thus compete with the Company by selling complete service packages to the customers. Furthermore, if a similar control structure to that described in the hearing about the “Prevention of Margin Squeeze” (see Section 1.6.3) is implemented, the Company will be damaged in its ability to compete with its wholesale activity, both in quotations to customers and in time to market (TTM).

2.6.2
Telephony

The Company believes that at the end of 2014, its market share in the fixed-line telephony market was approximately 56% of the private sector and 74% of the business sector, compared with 57% in the private sector and 74% in the business sector, at the end of 201323.

The competition in the fixed-line communications segment is lively:

A.	Competition from other Domestic Carrier license-holders

23	These market shares are in terms of lines, based on the Company’s assessment.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

The Company and HOT Telecom both own nationally-deployed fixed telephony infrastructures and they are in lively competition, which is manifested, inter alia, by HOT combining Internet infrastructure, telephony and cable television, and possibly cellular services as well, mainly to households (for the marketing of service bundles of the Bezeq Group, see Section 1.6.2). In addition, HOT markets telephony services to business customers.

The Company also has competition from license-holders for domestic fixed-line communications services, including VoB (see Section 2.1.8). Competition in this segment may increase as the rate of penetration of wholesale services BSA increases.

It is noted that in the decision of the Minister of Finance dated November 17, 2014 includes wholesale telephony services. For the Company’s petition, among others, relative to this issue, see Section 1.6.3.

B.
Competition in telephony from the cellular companies

The penetration rate of cellular telephony in Israel is among the highest in the world (see Section 3.1.4). In the opinion of the Company, this penetration rate combined with low airtime rates on an international scale and large-scale bundles of minutes at fixed monthly prices have made the cellular telephone a product that largely substitutes for the landline telephone. The Company believes that a deepening of the substitution of fixed lines by mobile lines is one of the causes of the reduction in the average traffic per line, and of the growing removal rate of telephone lines (see Section 2.1.3).

In 2014, the trends that began in 2012 continued, marking a leap in competition in the cellular communications market in Israel. The activity of the new infrastructure operators, Golan and Hot Mobile, and to a lesser extent the activity of virtual cellular operators, continued the trend of erosion of prices and maintained the high level of mobility of customers between the companies. Notwithstanding, the continuation of these trends has a minor effect on the fixed lines operation compared with previous years, and in 2014 there is a decline in the trend of reduction of average movement per line and in the rate of removal of fixed telephone lines. The Company believes that the migration of the cellular operators to 4G in 2015 will not change the interchangeability between cellular phones and fixed-line phones.

Partner and Cellcom also provide fixed-domestic fixed-line services through corporations they own, and they sell service bundles that combine fixed-line and cellular telephony and Internet services.

C.
Regulation of VoC services

On November 21, 2012, the Ministry gave its decision on the hearing according to which VOB or VOC telephony services are telephony services which use IP technology over another entity’s Internet services, irrespective of whether this network is mobile or fixed, and it is therefore a single fixed service, the provision of which will be regulated in a general Domestic Carrier License or special license, as applicable, pursuant to the amendment to the general or special Domestic Carrier licenses that currently provide VOB services.

In respect of the evaluation of the possibility to grant a license also to holders of cellular operator licenses to use Wi-Fi access points as part of their network to provide services, see Section 1.6.4I

2.6.3	Internet infrastructure segment The Company believes that at the end of 2014, its market share in the Internet infrastructure market was approximately 66% (compared with 63% at the end of 2013)24.

24
The Company’s assessment of its market share in Internet infrastructure services at the end of 2014 is based on the number of its subscribers and an assessment of the number of HOT subscribers at the same date, based on the data published by HOT in its financial statements for the third quarter of 2014. The data for the Company’s market share at the end of 2013 is based on the number of Company subscribers and the number of HOT subscribers at that date, based on the data published by HOT in its 2013 annual financial statements.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

The competition in this field is also lively:

A.
The competition in this field is also lively:

Competition from HOT Group – HOT’s Internet infrastructure is deployed nationwide, in which a range of communications services and interactive applications can be provided. Today, this network is the main alternative to the competition with the Company in the private sector. The upgrading of the infrastructure and the service bundles marketed by the HOT Group (see Section 1.6.1C, and the Ministry of Communication’s decision regarding the cancellation of NDSL services, increased the level of competition.

B.
Competition from ISPs and telecommunication companies - the operation of the wholesale market will enable ISPs and telecommunication companies (holders of a single license) to offer customers service bundles that include also Internet infrastructure based on the infrastructures and services of the Company (in exchange for supervised tariffs that will be paid by the telecommunication providers to the Company). Furthermore, if and insofar as the mechanism for preventing a ‘margin squeeze’ is implemented, similar to the one described in the hearing of the Ministry of Communications, the Company’s ability to market offerings of its wholesale services - in terms of both prices and TTM - will also suffer. See Section 1.6.3A - Wholesale market.

C.
Competition from cellular operators – The cellular companies have deepened their Internet activities on the cellular range both in the private sector and in the business sector. Unlike the fixed-line communications segment (where the provision of access infrastructure services - by HOT - is separate from the provision of Internet access services - by the ISP), the cellular Internet service is provided as one unit. Surfing services are provided both from the cellular handset and through a cellular modem that connects laptop and desktop computers in combination with Internet access services. On January 12, 2015, the Ministry of Communications conducted a tender of frequencies for LTE networks, following which an increase in the capacity of cellular networks is expected due to the increase in the popularity of 4G services. Notwithstanding, the Company believes that the migration of the cellular operators to 4G in 2015 will not change the interchangeability between cellular Internet and fixed-line Internet.

D.
Competition from IBC - IBC is deploying a fiber-optic infrastructure for the provision of Internet services over the electrical grid (see Section 2.6.5B), and has begun operating commercially in several cities, while declaring its intention to begin operating in additional cities in 2015.

2.6.4
Transmission and data communications

In addition to the Company, other companies operating in this field are Cellcom, Partner, HOT, and Internet companies that also use leased infrastructures.

To the best of the Company’s knowledge, Cellcom has deployed and set up a transmission network which it uses both for its own needs (instead of transmission provided for it in the past by the Company) and for competition with the Company in the transmission and data communications market. Partner also provides transmission and data communication services combined with telephony and Internet to business customers.

For detail of operations and potential competition, see also Section 2.6.5B (IBC), and Section 1.6.3A (Wholesale market).

2.6.5	Additional factors that could influence competition

A.
Narrowing of transition barriers among companies

Numbering and number portability – number portability exists in the fixed-line and cellular telephony market (each separately), enabling customers to immediately switch between various communication operators without changing their telephone number.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

B.
Limitation on the exit penalty that a license-holder can demand of a subscriber – See Section 1.6.3

Other potentially competing infrastructures

In addition to HOT’s cable and optical fiber network and the optical fiber infrastructures of Cellcom and Partner, there are in Israel today a number of infrastructures with the potential to serve as communications infrastructures, which are based on optical fibers and are mostly owned by government companies and bodies, for example, Israel Electric Corporation (IEC), Israel Railways, Mekorot Israel National Water Company, Petroleum & Energy Infrastructure Ltd., and Cross Israel Highway Ltd. Some municipalities are also trying to create an alternative to pipes being laid by communications license holders by deploying their own infrastructures.

The state managed a procedure for selecting an investor for a communications enterprise in cooperation with IEC. As a result, in August 2013, IBC Israel Broadband Company (2013) Ltd. (hereinafter, IBC) (60% of which is owned by a group of investors headed by the ViaEurope Group and 40% is owned by IEC), was granted a general license for the provision of communication infrastructure services (for example, data communications, digital transmission and VPN) over fiber optics. In accordance with the license, IBC will enter into an agreement with IEC to obtain the right to use its fiber-optics network and will become the network’s operator. In addition, IBC is entitled to use the communication facilities of another operator. Pursuant to the provisions of the license, IBC was obligated to make a gradual universal deployment over a period of 20 years.

Furthermore, on the same date, IBC received a special license for the provision of domestic fixed data-communication services, according to which it is entitled to provide IPVPN services and broadband data-communication lines for a period of five years (with the option to request an extension). A special license does not obligate to provide universal services to all people in Israel.

The Company estimates that the significant reliefs granted to IBC in respect of the obligation to provide universal service (the option to make a gradual universal deployment over a long period of time), the granting of a special license for the provision of data-communication services without providing universal service, and the possibility to allow IBC to receive wholesale infrastructure services from the Company may adversely affect the Company’s operations and its results.

The Company’s aforementioned estimate is forward-looking information as defined in the Securities Law. This estimate may not realize, inter alia, depending on the manner and scope of activities and schedules for IBC’s operation, and also in case of changes in the structure of the competition in the communications market.

2.6.6	Company’s preparation and ways of coping with the intensifying competition The Company deals with competition in domestic fixed-line telecommunications services in several ways:

A.
The Company launches new communications services, value added applications and product packages, and services, in order to broaden the scope of use of subscriber lines, to respond to customer needs and to strengthen its image of technological innovation. The Company invests in enhancement and modernization of its infrastructure so as to enable it to provide advanced services and products for its subscribers. In 2010, upon receipt of the permit to market joint service bundles in the private sector, and in May 2012 in the business sector (see Section 1.6.2.B), the Company started marketing joint products packages while expanding the range of services it offers and offering packages that correspond to some of those offered by its competitors.

B.
The Company works on the penetration of a high-speed internet infrastructure service and on increasing the number of its customers for the service, including by offering applications for businesses. NGN enables advanced telephony applications to be provided, customer upgrades to higher speeds, and the creation of added value for the customer by means of broader consumption of content, leisure and entertainment applications (see also Sections 2.2.3 and 2.7.2).

Chapter A (Description of Company Operations) of the Periodic Report for 2014

C.
The Company works constantly to improve the quality of its services and to maintain its customers, as well as to simplify and automate processes, and to adapt its operations to the structure of competition in its segment.

	D.	The Company offers its customers alternative payment packages (see Section 2.16.1), tracks and campaigns.

	E.	The Company offers bundles which combine the services of the Group’s subsidiaries (excluding DBS - see Section 5.17.11).

	F.	The Company uses consumption-adapted packages and tracks adapted to promote subscription to the telephony service.

G.
The Company makes adjustments on the expenses side for the purpose of focusing investments on fixed assets in growth activities and in projects for cutting operating costs. Nevertheless, the Company’s ability to make adjustments in its expenses in the short and medium term is limited due to the structure of its costs, which are mainly rigid in the short and medium term (in particular depreciation expenses and expenses related to wages and wages incidentals, as well as operating costs such as infrastructure maintenance and building leasing and upkeep).

2.6.7	Positive and negative factors that affect the competitive status of the Company

	A.	Positive factors

		1.	Nationally deployed, quality infrastructure through which a range of services are provided.

		2.	Presence in most businesses and households.

		3.	Strong and familiar brand.

		4.	Technological innovation.

		5.	Strong capital structure and positive cash flows.

		6.	Broad service infrastructure and varied customer interfaces.

		7.	Professional, experienced and skilled human resources.

	B.	Negative factors

The Company believes that various limitations imposed upon it by existing regulation, impede its ability to compete in its areas of operation. The main limitations in this context are the following:

1.
See Section 1.6.3A - Wholesale market - operation of the wholesale market at supervised prices, arrangements subject to the intervention of the regulator, potential selective enforcement by the Ministry of Communications in respect of the operation of the wholesale market, implementation of a control mechanism over the Company’s wholesale services offering. Notwithstanding, the possibility to cancel the structural separation following operation of the wholesale market may also positively affect the competitive position of the Company.

		2.	Absence of tariff flexibility

The Company is limited in its ability to grant discounts on its main services and to offer differential tariffs. In this matter, see also Section 2.16.1.

For information on prevention of a ‘margin squeeze’ in the wholesale market, see Section 1.6.3.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

3.
Structural separation

For information about the obligation for a structural separation applicable to the Company, see Section 1.6.2.A. For information about the wholesale market, including cancellation of the structural separation and the conditions for doing so, see Section 1.6.3.A.

4.
Duty to provide universal service

The Company operates under an obligation to provide service to the entire public in Israel (universal service). Due to this obligation, the Company could be required to provide services also in circumstances that are not financially viable (subject to the possibility of obtaining an exemption in extraordinary circumstances; notwithstanding, in accordance with the document from the Minister of Communications dated November 17, 2014 on this matter, the circumstances for providing an exemption are virtually nonexistent). This obligation is not imposed on the holders of special Domestic Carrier licenses, which can offer their services to the most profitable of the Company’s customers (mainly business customers), which are a material source of the Company’s income. Furthermore, HOT, which is obligated to provide universal services, received in the aforementioned document from the Minister of Communications a postponement for the obligation to make a full deployment (see Section 2.1.8).

5.
“Access deficit”

As a result of a deliberate regulatory policy, the monthly usage tariff for a telephone line is set by the regulations at a level that does not cover the cost involved in providing it (a situation known as the “‘access deficit”). This deficit has been reduced over the years but still exists. It is emphasized that in a competition format that relies on the Company’s infrastructure and uses the access deficit (such as VoB services), the negative effects of this factor increases. The prices of wholesale services that were determined by the Minister of Communications (and against which, inter alia, the Company submitted a petition to the Supreme Court), are expected to significantly increase this deficit (see Section 1.6.3.A).

6.	Limitations in marketing joint service bundles of the Company and other Group companies See Sections 1.6.2B and 1.6.3.

7.
Characteristics of fixed-line telephony terminal equipment

Fixed-line terminal equipment is technologically less advanced that the cellular terminal equipment, and the supply of advanced services that can be consumed with it is limited.

2.7	Fixed Assets and facilities

2.7.1	General The Company’s fixed assets consist mainly of domestic communications infrastructure, real estate assets (land and buildings), computer systems, vehicles, and office equipment.

2.7.2
Infrastructure and domestic fixed-line communications equipment

The Company has a Next-Generation Network (NGN) based on a core IP network and deployment of an optical fiber network to street cabinets (a network topology known as Fiber to the Curb, FTTC), and also based on an access network (a system that connects NEPs on the subscriber’s premises to the network and engineering systems). The connection from the home to the access network is based on copper cables and optical cables connecting the access systems to the backbone over optic cables (on special pipes or over ground network), and on (negligible) part via wireless systems). Terminal equipment (equipment which is installed on the subscriber’s premises, e.g. the actual telephone, private exchanges, fax machines, modems, routers, etc.) via which the subscriber receives the service.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Today, it is possible to provide service over this network with VDSL2 technology25 a bandwidth of up to 100 Mbps downstream, as well as innovative added-value services. Other advantages of the new technology are simplification of the network structure and better management ability. For information about the number of subscribers connected to the NGN, changes in the volume of customers that consume NGN services and average bandwidths in 2013 and 2014, see Section 2.2.3.

As of the end of 2014, the Company had almost completed deployment of the network.

The Company is extending its infrastructure, including distribution of fiber optics so as to further enlarge bandwidth for its customers. On August 29, 2012, the Board of Directors resolved to approve extension of the Company’s optical fiber deployment so that the fibers will be as close as possible to the customer’s premises (FTTH/FTTB), as a basis for future provision of more advanced and broader-band communications services than those currently provided. In this regard, a detailed design of the project, procurement and fiber-optics deployment are being carried out. The project is modular, and the Company reviews the project’s scope and outline on a regular basis, as well as the need for adjustments, inter alia, in view of the advancement of relevant technologies and the development of customer needs. As of the end of 2014, the Company completed the deployment of fiber-optic cables to over one million homes and businesses, and it estimates that until the end of 2015 it will complete the deployment to 1.3 million homes and businesses.

The Company’s estimate in respect of the rate of deployment as aforementioned until the end of 2015 is forward-looking information as defined in the Securities Law, based, inter alia, on the percentage of homes and businesses where fiber optics were deployed so far, and on the number of homes and businesses in Israel reported by the Central Bureau of Statistics. This estimate may not materialize, or may materialize differently than foreseen, if the Company’s deployment plan, which is anchored in its work plans, encounters unexpected difficulties that slow down the connection of residential customers and buildings.

2.7.3
Computerization

The computerization system in the Company supports four main areas: Marketing and Customers Management, engineering infrastructures of the telecommunications infrastructure, Company resources management, and company-wide systems.

The Company’s computerization system is large and complex, and supports critical work processes and handles very large volumes of data. The system consists of a large number of systems, some old, which were developed many years ago and operate on mainframe computers, others modern, developed and applies more recently and operating in open computerization environments.

2.7.4	Real Estate

A.
General

The Company has real-estate assets from two sources: assets transferred to the Company by the State in 1984 under the Asset Transfer Agreement (see Section 2.17.2A), and assets whose rights were purchased or received by the Company after that date, including assets that it leases from third parties.

The real estate assets are used by the Company for communications activities (exchanges, control rooms, broadcasting sites, etc.) and for other activities (offices, storage areas, etc.). Some of them are undeveloped or partially developed, and can be used for other purposes.

25
Very High Bit Rate Digital Subscriber Line – Digital Subscriber Line (DSL) at very high speed.   One of the fastest technologies currently available for data transfer on high bandwidth in standard telephone lines.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

The following is a list of the Company’s assets in accordance with the material rights on the asset. Furthermore, the Company has an interest (transition rights, etc.) in other real estate (such as for the erection of offices and for laying cables):

Right	Number of Assets	Area of the Plot (thousand sq. m.)	Built Area (thousand sq. m.)	Remarks
Ownership, lease or right of lease	360	960	200
Of this, 350 assets cover an area of 920 thousand sq. m., and 180 thousand sq. m. built up are assets for communication needs, and the remainder for administration needs.

30 are jointly owned with the Ministry of Communications and/or the Israel Postal Co. Ltd., with whom an agreement was signed for defining and regulating the rights of the parties in these properties (see Section 2.17.2C The parties operate as required by the orders of the agreement, and inter alia, to separate joint debits and systems.

Possession (authorized/possession rights by law)	40	2.5	0.8
Assets in Israeli settlements in the Administrated Territories, all for communication needs. There is no written regulation of the contractual rights for these properties, but in the Company’s opinion this does not create material exposure.

Lease	330	30	70	310 assets, out of which 11 thousand sq. m. built up are for communication needs and the remainder for administration needs. Out of which, approximately 3.6 sq.m. built up are sublet.
Miscellaneous rights in ‘residential rooms’	1,000	11	19
These are rooms for cables and installations for residential communications.

For most of the assets there is no arrangements for rights in writing (for example, the ILA, settlement entities, the entrepreneurs of the projects in which the properties are located, and house committees).

Right to receive areas for warehouses and offices	An asset in Sakia (near the Mesubim junction)	70 net	-
In April 2013, an authorization agreement was signed with ILA for an area of 115  acres.  The company is in contact with the planning authorities to exercise its rights pursuant to the provisions of the agreement.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

B.
Registration

At the date of publication of this Periodic Report, the Company’s rights in a considerable number of its real estate assets are not registered in the Lands Registry, and therefore they correspond to contractual rights. The Company is in the process of registering in its name those properties which can be registered in the Lands Registry.

C.
Real estate settlement agreement

On March 10, 2004, a settlement agreement between the Company and the Administration and the State (“the Settlement Agreement”) was validated as a court decision. The Agreement concerns most of the real estate that was transferred to the Company in the asset transfer agreement signed prior to the start of the business operations of the Company. The Settlement Agreement stated that the assets remaining in the Company’s possession have the status of capitalized lease, and subject to the execution of individual lease contacts, the Company will be entitled to make any transaction in the properties and to enhance them. The Agreement sets out a mechanism for payment to the Administration for enhancement actions in the properties (if undertaken), beyond the rights according to plans approved by 1993 as set out in the Agreement, at the rate of 51% of the increase in value of the property following the enhancement (and less part of amounts paid for a betterment levy, if paid). The Settlement Agreement also states that 17 assets must be returned to the State, through the Administration, on various dates (up to 2010), and on the terms laid down in the Settlement Agreement.

As of the date of publication of this periodic report, the Company returned 15 properties to the ILA. Two additional properties will be returned after the Company receives substitute properties, as provided in the Settlement Agreement.

D.
Sale of real estate assets

Following a new review by the Company’s Management concerning the sale of the Company’s real estate assets, the Board of Directors approved further sales of assets which are not active and/or which can be relatively easily vacated without incurring significant expenses, in accordance with a list presented to it from time to time. The transition to the NGN allows the Company to increase the efficiency of the network and to sell some of the real estate assets that will be vacated as a result of the transition. During 2014, the Company sold 21 such properties, in a total area of 50,000 sq.m. of land and 30,000 sq.m. built up, for a total sum of approximately NIS 190 million.

According to Company estimates, the sale of real estate assets that are not active or that can easily be vacated without incurring significant expenses and for which the Company has no use after they are vacated, including real-estate assets that may be vacated and will become redundant following the transition to the NGN network, insofar as such assets are sold, may generate capital gains for the Company which may, in aggregate over the coming years, reach significant amounts estimated at hundreds of millions of shekels (before tax). It should be emphasized that this estimate also relates to real estate assets where no concrete decision has yet been made to sell them, and there is no certainty regarding the timing of their sale (insofar as they are sold); the estimate is based on appraisals prepared for some of the assets, some of which are not final or current, as well as to internal estimates prepared by the Company (including with respect to assets that were not appraised at all); likewise, the sale of some of the assets may involve difficulties, including if there is no demand or there are various planning limitations, and at this stage the Company is unable to foresee what consideration will be received when any of these real estate assets are actually sold or when they will be sold.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

In view of the foregoing, it should be emphasized that the Company’s above-mentioned estimates are forward-looking information, as defined in the Securities Law. These estimates are based, inter alia, on the Company’s estimates with respect to the value of the real estate assets that it owns regarding their carrying value, subject to the aforementioned regarding the fact that the Company has no appraisals for some of the assets, or the appraisals in the Company’s possession are out of date and the valuations are therefore based on the Company’s internal estimates; and regarding the Company’s inability to predict the consideration that may actually be paid for any assets sold (if and when they are sold); and on the Company’s estimates regarding the volume of the real estate assets that may be vacated and become obsolete in coming years, making it possible to sell them based on Company policy, subject to the aforementioned concerning the fact that no concrete decision has yet been made to sell the assets that were taken into account in estimating the above amount, the list of relevant assets may change from time to time and the timing of their sale (if a decision is made to sell them) is uncertain. Consequently, the Company’s estimates concerning capital gains (in aggregate and before tax) that may be generated in coming years from the disposal of real estate assets as noted above, may not materialize or may materialize in a materially different way from that foreseen, including should any of the Company’s assumptions and estimates listed above in this clause fail to materialize or if they materialize only partially.

2.8	Intangible assets

2.8.1	The Company’s Domestic Carrier license

The Company operates under its Domestic Carrier license, which forms the basis for its activities in domestic fixed-line communications (for a description of the main points of the license, see Section 2.16.2).

2.8.2	Trademarks

The Company uses trademarks that characterize its services and products. At the date of publication of this Periodic Report, there are about 200 trademarks registered or in the process of being registered in the Company’s name with the Registrar of Trademarks. The main trademarks of the Company are “Bezeq” – the name of the Company, and “B” – the Company’s logo. The investment in advertising the trademarks is intended to raise the level of exposure and awareness of the public to the trademarks and to build differentiation and uniqueness for the Company, which will influence the customers’ purchasing considerations and preference.

2.9	Human Capital

2.9.1	Organizational structure and headcount according to the organizational structure

The following chart shows the general organizational structure of the Company as of December 31, 2014:

Chapter A (Description of Company Operations) of the Periodic Report for 2014

On September 4, 2007, the Board of Directors of the Company resolved, pursuant to Section 50(a) of the Companies Law and Sections 119 and 121.1 of the Company’s Articles of Association, that the authority of the CEO in all matters relating to corporations held directly or indirectly by the Company (Pelephone, Bezeq International, DBS, Walla, Bezeq on Line and Bezeq Zahav Holdings), would transfer to the Board of Directors, and the Board adopted resolutions accordingly. As a result, on matters relating to the subsidiaries the Deputy CEO and CFO report to the Board of Directors, while on the Company’s activities as Domestic Carrier they report to the CEO of the Company.

2.9.2	Number of Company employees and employment frameworks

The number of Company employees as of December 31, 2014 was 5,964 (compared with 6,479 employees at the end of 2013). The decrease in the number of employees in 2014 compared with 2013 stems primarily from the improvement in processes and technological developments in the interface with the customers. 90% of the Company’s employees are employed under a collective agreement (out of which 56% are permanent employees and the remainder are nonpermanent employees). The remainder of the Company’s employees (10%) are employed under personal agreements, not under collective agreements.

For details about the special collective agreement of December 2006 and its amendment of December 2010, see Section 2.9.4

2.9.3	Early-retirement plans

In 2014, early-retirement expenses of employees in an early retirement track, in accordance with the conditions of the collective agreement of December 2006 and amendment of December 2010 amounted to NIS 176 million.

During the course of 2014, 141 tenured employees retired from the Company, based on the early retirement plan (some in the framework of a sub-budget from 2013).

Furthermore, the Board also approved the early retirement of additional employees in a track of increased severance pay, in accordance with the Company’s needs.

On this matter, see also Note 14 to the 2014 financial statements.

2.9.4	Characteristics of employment agreements in the Company

Labor relations in the Company are regulated in collective agreements between the Company and the representatives of Company employees and the New General Federation of Workers (“Histadrut”), and in personal agreements. Company employees are also subject to expansion orders to certain general collective agreements such as cost-of-living increment agreements.

In December 2006, a special collective agreement was signed between the Company, the employee union and the Histadrut, regulating labor relations in the Company following transfer of control in the Company from the State to Ap.Sb.Ar. Holdings Ltd. and set a new organizational structure for the Company (see Section 2.9.1).

Under the agreement, all the agreements, arrangements and traditional behavior in the Company prior to execution of the agreement, including the mechanism for linkage of wages to the public sector, would continue to apply only to the veteran permanent employees of the Company to which the agreement would apply, subject to changes inserted specifically in the agreement. The hiring of existing and future temporary workers would be on the basis of monthly/hourly wage agreements based on a wage model according to occupation, with high managerial flexibility. The agreement sets out limitations on certain kinds of future organizational changes, and a mechanism of notification, negotiation and arbitration with the union in the event of organizational changes. The agreement also states that the Company can, at its discretion, terminate the employment of 245 permanent employees in each of the years 2009-2013.

Under the agreement, during the term of the agreement, two employee-directors will serve on the Board of Directors of the Company, who would be proposed by the union (subject to their approval by the Board of Directors and their election by the general meeting). The employee-directors are not entitled to payment for their service as directors, and will not participate in Board discussions of the terms of employment of senior employees.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

On December 19, 2010, an amendment was made to the collective agreement, dating it to December 31, 2015 (with an option for extension to December 31, 2017). The main points of the amendment are the extension of the retirement arrangements under the collective agreement to December 31, 2016. Under these retirement arrangements, the Company may, at its discretion, terminate the employment of up to 245 permanent employees in each of the years, cumulative, from 2010 until 2016.26. The agreement also defines the “New Permanent Employee”, the terms of whose employment differ from those of a veteran permanent employee of the Company (under the collective agreement): this employee’s wage model will be according to the Company’s wage policy and market wages; at the end of its employment in the Company, this employee is entitled to increased severance pay only (depending on the number of years of employment).

For details about other material agreements concerning labor relations, see Section 2.17.4.

On November 14, 2014, the Company received notification of a strike, in accordance with the provisions of the Settlement of Labor Disputes Law 1957 (“the Notice”), organized by the Histadrut, the General Organization of Workers in Israel, the General Organization of State Employees, from December 10 onwards. According to the Notice, the issues in conflict were the impact of the reforms in the wholesale market on the employees, their work conditions, their wages, their position and occupational security, and a request by the Union to enter into negotiations for the execution of a collective agreement prior to the implementation of the aforementioned reform, whereby the rights, work conditions and occupational security of the employees would be anchored. In the Company’s opinion, in view of the existence of a valid collective agreement, the Union did not have reason to issue said Notice. Notwithstanding, the Company is conducting negotiations with the employees’ representatives in this regard. At this stage, the Company cannot assess the implications deriving from the Notice.

2.9.5	Employee reward plans

For details about options plans for employees, see Note 24 to the 2014 financial statements.

2.9.6	Officers and senior management in the Company

On the date of publication of this periodic report, the Company has 11 directors, of whom four are external directors, one is an employee-director, and two are independent directors (who are not external directors) pursuant to Section 249B to the Companies Law. In addition, senior management has 11 members.

The members of the senior management are employed under personal agreements which include, inter alia, pension coverage, payment of bonuses based on targets, and advance notice months before retirement. The Company also allots options for Company shares to the members of senior management, at its discretion (see Note 24 to the 2014 financial statements).

On July 25, 2013, the Company’s Board of Directors approved, following acceptance of the recommendation of the Company’s Compensation Committee, a remuneration policy for Company officers (the “Compensation Policy”). Thereafter, on September 3, 2013, the Remuneration Policy was also approved by the general meeting of the Company’s shareholders. The Remuneration Policy is detailed in the Company’s immediate report dated July 29, 2013 (convening a special general meeting), which is cited by way of reference, and includes a reference, inter alia, to parameters for evaluating the conditions of the remuneration, the fixed salary component (base salary (linked) of the CEO and Vice Presidents of significant subsidiaries which will not exceed NIS 2.5 million per year, the base salary of Deputy CEOs in the range of NIS 85,000 to NIS 100,000 per month, and of Vice Presidents in the range of NIS 40,000 to NIS 85,000 per month), additional accepted conditions, severance pay, retirement conditions and preservation grants, insurance and indemnity, and a variable component - a performance-dependent bonus for a total budget equivalent to 1% of the group’s EBIDTA.

26	The Company may complete the retirement process also in 2017, if it is not completed during the above period.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

On March 19, 2014, after receiving the approval of the Company’s Board of Directors and accepting the recommendations of the Company’s Compensation Committee, a general meeting of the Company’s shareholders approved an addendum to the Remuneration Policy (the “Addendum”), which includes the addition of a capital component based on financial bonuses that derive from the increase in the value of the share (Phantom stock); the possibility to provide a special bonus to officers under specific conditions indicated in the Addendum; amendments to the threshold conditions for paying the annual bonus of the CEO and Vice Presidents of significant subsidiaries; and an amendment to the weight of the personal objectives components to determine the annual bonus of Vice Presidents. The full conditions of the Addendum are specified in the Company’s immediate report dated March 3, 2014 (amended report convening a special general meeting), which is cited by way of reference.

On March 16, 2015, after receiving the approval of the Company’s Board of Directors and accepting the recommendations of the Company’s Compensation Committee, a general meeting of the Company’s shareholders approved another addendum to the Remuneration Policy (the “Addendum”), relative to the threshold conditions for the payment of the annual bonus of Pelephone’s CEO. The conditions of the Addendum are specified in the Company’s immediate report dated February 2, 2014 (amended immediate report convening a special general meeting), which is cited by way of reference.

For additional information pertaining to the remuneration of officers, see Section 2 to the Board of Directors’ Report, Section 6 to Chapter 4 to this periodic report, and Note 27 to the 2014 financial statements.

2.10	Equipment and suppliers

2.10.1	Equipment

The main equipment used by the Company includes exchanges, communication cabinets (MSAGs), copper cables, optical cables, transmission equipment, data communication systems and equipment, servers, Internet modems and routers. The Company purchases most of the equipment needed for its communications infrastructure from Israeli companies affiliated with international communications equipment manufacturers. Hardware and software are purchased from a number of main suppliers.

2.10.2	Percentage of purchases from main suppliers and form of agreement with them

With respect to Section 23 of the First Annex to the Securities (Details of a Prospectus and Draft Prospectus - Structure and Form) Regulations, the Company considers a “main supplier” to be a supplier that accounts for more than 5% of the volume of the Company’s annual purchases, or that accounts for more than 10% of the volume of all the Company’s purchases in a particular operating segment.

In 2014, the Company did not have main suppliers as defined above.

2.10.3	Dependence on suppliers

Most of the equipment purchased for data communication, switching, transmission and radio systems is unique, and over its years of operation the possibility of obtaining support other than through the manufacturer, is limited.

In the Company’s opinion, in view of the importance of having the manufacturer’s support for specific equipment used, the Company may be dependent on the following suppliers:

Supplier Name	Area of Expertise
Alcatel, represented in Israel by Alcatel Telecom Ltd.	Metro transmission
Juniper Networks	Metro transmission
Dialogic Networks (Israel) Ltd.	Transfer exchanges for connecting operators to the Company’s switching network
Comverse Ltd.	Switching networks for end customers in the NGN
Adtran Holdings Ltd.	Access systems to the NGN
EMC	Hardware and backup, restoration and survivability solutions for systems and infrastructures
VMware	Infrastructure for most of the virtualization of the servers

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Agreements with suppliers on which the Company may be dependent, as noted in this section, generally include a warranty period for a certain period of time and conditions specified in the agreements, followed by another period of maintenance or support. Where necessary, the Company may enter into an agreement with the supplier for the supply of support and/or maintenance services for a further period. These agreements usually contain various forms of relief for the Company should the supplier breach the agreement. Such agreements with suppliers are usually long term.

2.11	Working Capital

For details about the Company’s working capital, see Section 1.4 to the Board of Directors’ report.

2.12	Investments

For information on investments in affiliates, see Note 10 to the 2014 financial statements, and see also Sections 2 and 3 to Chapter D to this periodic report.

2.13	Financing

On May 29, 2011, the Company published a shelf prospectus for the issue of shares, debentures, convertible bonds, stock options, options for debentures and commercial papers, of a scope and under conditions to be determined in accordance with shelf proposal reports, if and insofar as the Company should publish them in the future. For details, see the Company’s immediate report of May 29, 2014, which is included in this report by way of reference.

2.13.1	Average and effective interest rates on loans

At December 31, 2014, the Company is not financed by any short-term credit (less than one year). The following table shows the distribution of long-term loans (including current maturities):

Loan term	Source of financing	Amount (NIS millions)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2014
	Banks	1,656	Unlinked NIS	Variable, based on prime rate*	1.75%	1.76%	1.75%-2.50%
	Banks	2,096	Unlinked NIS	Fixed	5.25%	5.30%	2.40%-6.85%
Long-term loans	Non-bank sources	734	Unlinked NIS	Variable, based on annual STL rate**	1.61%	1.68%	1.61%-2.25%
	Non-bank sources	1,729	Unlinked NIS	Fixed	5.92%	6.13%	5.70%-6.65%
	Non-bank sources***	3,602	CPI-linked NIS	Fixed	2.77%	2.86%	2.53%-5.95%

*	The Prime interest rate (1.75%) was calculated as at December 2014 (the Prime interest rate as at March 2015 is 1.6%).

**
STL yield per year (1115) – 0.214% (average last 5 trading days of November 2014) for the interest period that began on December 1, 2014 (the STL yield per year (216) is valid for the interest period that began on March 1, 2015 is 0.124%).

***	Not including Debentures (Series 5) held by a wholly-owned subsidiary.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

For additional details about the Company’s loans, see Note 11 to the 2014 financial statements.

2.13.2	Limitations on borrowings

A.	Limitations included in the Company’s loans

See Note 11 to the 2014 financial statements. At the date of the financial statements and the date of publication of this periodic report, the Company is in compliance with all the limitations applicable to it.

B.	Bank of Israel restrictions on a single borrower and group of borrowers

Directives of the Supervisor of Banks include restrictions on liability of a single borrower and of a group of borrowers towards the banks. Concerning these directives, the Company could be seen as part of one “group of borrowers” with B Communications Group and its controlling shareholders. The directives of the Supervisor of Banks could from time to time affect the ability of banks to grant further credit to the Company. For details about the authorization to determine limitations on borrowings for a business company in the Concentration Law, see Section 1.6.4H

2.13.3	Reportable credit

As of December 31, 2014, the Company’s reportable credit, in accordance with Legal Position 104-15 of the Securities Authority (Reportable Credit Event) (“Reportable Credit Guideline”) is as follows: Two loans from bank corporations as indicated in Note 11 to the 2014 financial statements, and Series 5 to Series 8 debentures of the Company as indicated in Note 11 to the 2014 financial statements, and in Section 6 to the Board of Directors’ report.

2.13.4	Credit received during the reporting period

On August 18, 2014, the Company completed a private placement for classified investors by way of an expansion of existing debentures (Series 6) and (Series 7), which the Company issued according to a shelf prospectus dated June 1, 2011 and an amendment thereto on June 22, 2011. For more details, see Section 5.6 to the Board of Directors Report.

2.13.5	Company debentures

For details about the debentures issued by the Company, see Note 11 to the 2014 financial statements and Section 6 to the Board of Directors’ report.

2.13.6	Credit rating

Company debentures are rated by S&P Maalot Ltd., with an il/AA/Stable rating, and by Midroog Ltd., with an Aa2 rating with a stable outlook.

For details about the history of the Company’s ratings, see the Company’s immediate reports dated May 15, 2014, August 13, 2014 (two reports), December 28, 2014 and March 5, 2015, which are included in this report by way of reference.

2.13.7	Company assessment for raising financing and possible sources in 2015

During 2015, the Company expects to repay approximately NIS 1,735 million on account of loan principal and interest (including debentures).

From time to time, the Company raises capital for financing its cash flow. The financing options at the disposal of the Company are to raise debt by means of new bank loans from bank corporations and/or by means of private or negotiable debt.

At the date of the report, the Company has sufficient cash reserves to pay any amount for the acquisition of the remainder of the holdings in DBS (see Section 1.1.2). Notwithstanding, to finance the entirety of the Company’s cash flow needs for 2015, the Company intends to take on debt in an estimated amount of NIS 500 million.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

2.13.8	Charges and guarantees

For information about charges and guarantees of the Company, see Note 17 to the 2014 financial statements.

2.14	Taxation

For information regarding taxation, see Note 6 to the consolidated financial statements for 2014.

In addition for further information about taxation issues of the Company’s engagement with Eurocom DBS for acquiring Eurocom DBS’s entire holdings in DBS (see section 1.1.2), including with regard to the tax assessments that the Company received, see the amended transaction report dated March 12, 2015, noted in this report by way of reference.

2.15	Environmental risks and their management

2.15.1	General

Some of the Company’s facilities, such as broadcasting facilities, wireless communications facilities or high-voltage facilities27 are sources of electromagnetic radiation which are included in the definition of “Sources of Radiation” in the Non-Ionizing Radiation Law.

2.15.2	Non-Ionizing Radiation Law

The law regulates the handling of Sources of Radiation, their erection, operation and supervision. The law provides, inter alia, that the erection and operation of a Source of Radiation and the provision of a radiation measurement service require a permit; sets penal provisions and severe responsibility of a company, employees and officers; imposes recording and reporting obligations on a permit-holder, and grants supervisory powers mainly to the Supervisor of Non-ionizing Radiation at the Ministry of Environmental Protection (“the Supervisor”), including for the matter of the terms of the permit, cancellation of the permit and removal of a Source of Radiation.

The Company obtained operating permits from the Supervisor for the communication facilities and broadcasting sites it operates. Furthermore, the Company worked for obtaining radiation permits for 22 high-voltage facilities included in the Company’s assets, and is supposed to receive from the Supervisor of Radiation from the Electricity Network at the Ministry of Environmental Protection the aforementioned permits within a short period.

It is noted that the Commissioner requires building permits as a condition for the continued validity of the operating permits for communications facilities (including broadcasting facilities) he granted, as well as the fulfillment of additional conditions, inter alia, concerning wireless access installations which have category approval granted to the Company by the Supervisor. See also Section 2.16.10.

The law includes a punitive chapter under which, inter alia, the construction or operation of a source of radiation in contravention of the provisions of the permit and the construction or operation of a source of radiation without a permit, after having been warned in writing by the Commissioner, are strict liability offenses.

2.15.3	Permits

On the permits for broadcasting facilities required under the Planning and Construction Law, see Section 2.16.10. In respect of the high-voltage facilities, radiation permits have not yet been received, but all facilities are in the process of obtaining a permit.

2.15.4	Claims

On claims related to ostensible radiation from the Hillel broadcasting station, see Section 2.18.C. It is noted that the Company’s third-party liability insurance does not currently cover damages in respect of electromagnetic radiation.

27
The establishment of high-voltage facilities (transformers) in Company sites is aimed at providing energy for use by the Company’s facilities. The establishment and operation of these facilities require an establishment permit, as well as an operation permit in accordance with the Non-Ionizing Radiation Law.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

2.15.5	Company policy for radiation risk management

The Company applies a work procedure for the erection, operation and measurement of sources of non-ionizing radiation, and an appropriate compliance procedure that was approved by its Board of Directors. The Company has assigned an officer to oversee implementation of the compliance procedure. Periodic reports on the status of Sources of Radiation are submitted to the CEO and to the Board of Directors.

2.16	Restrictions and control of the Company’s operations

The Company is subject to systems of laws that regulate and limit its business activities. The main body overseeing the Company’s activities as a communications company is the Ministry of Communication.

2.16.1	Control of Company tariffs

Arrangements in Sections 15 to 17 of the Communications Law and the terms of the Company’s license, apply to the Company’s tariffs.

A.
Pursuant to the Communications Law, the Minister of Communications is entitled to determine, with the approval of the Minister of Finance, payments, maximum payments or minimum payments for services from a license holder (see Section 1.6.3A). The payment can be determined, inter alia, based on (1) The cost, according to the calculation method instructed by the Minister plus a reasonable profit; or (2) Reference points deriving from each other: payment for services provided by the license holder; payment for comparative services; payments in other countries for said services. For details, see Section 1.6.3A.

The Gronau Commission’s report on the rules of competition in the communications industry, and a letter from the Minister of Communications dated August 13, 2008 adopting the report (with some changes) (“Gronau Report”), stipulated that as long as the Group’s market share remains higher than 60%, control of the Company’s prices will continue in the format of mandatory price fixing. The competition expansion policy document stipulated that within six months of publication of the Shelf Offering (for the sale of wholesale services), the Minister will take action to change the method of oversight of the Company’s prices so that prices will be controlled by the setting of a maximum price (see Section 1.6.3A).

B.
Tariffs fixed in regulations - The fixed tariffs for the Company’s controlled services (telephony and others), which are stipulated in the regulations, were updated in accordance with a linkage formula less an efficiency factor consisting of linkage to the CPI plus an efficiency factor, as provided in the regulations, so that on average, the Company’s controlled tariffs erode in real terms. It is noted that in the last three years, the tariffs pursuant to the regulations have not been updated and the date of the update has been postponed, and in accordance with the provisions of the regulations, the postponement will be taken into consideration in the next update.

C.
The Minister of Communications is authorized (pursuant to Section 5 to the Law) to determine interconnect payments or for the use by a license holder of the telecommunication facilities of another license holder, and to provide instructions thereof (including relative to additional arrangements), inter alia, based on the aforementioned parameters.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

D.
Alternative payment packages - If tariffs that are neither maximum nor minimum are determined for supervised services, the license holder is entitled to offer an alternative payments package for a bundle of telecommunication services at fixed payments as aforementioned, provided that the Ministers of Communications and Finance do not oppose the package or approved it on the dates determined by the law. The Gronau report states that an alternative payment package will be approved only if it is worthwhile for 30% or more of subscribers who consume the services offered in the package, and that the smaller the market share of the Group in fixed-line telephony is, the higher the maximum discount rate permitted in an alternative payment package will be.28.

If maximum or minimum payments are determined pursuant to Sections 5 or 15 the Law, for communication services provided to another license holder, the license holder is entitled to offer to any other license holder, indiscriminately, an alternative payments package for the bundle of services at maximum or minimum payments, and services as aforementioned together with services for which payment has not been determined pursuant to Sections 5 or 15 to the Law, provided the Ministers are not opposed or approved the package.

E.
The license holder is entitled to request a reasonable payment for a service for which a payment is not determined pursuant to Sections 5 or 15, or for which a maximum or minimum payment has been determined. The Minister is entitled to instruct the license holder to notify the Minister about the payment the license holder intends to request as aforementioned, and of any change in the payment prior to the provision of the service or change. If the Minister of Communications determines that the license holder intends to request a payment that is not reasonable, or a payment that raises suspicion of harming competition, the Minister is entitled to instruct (for a period not exceeding one year) as follows: to make the payment that will be requested for the service by the license holder or for another service, or to separate the payment for the service from the payment for the bundle of services. The evaluation by the Minister whether the payment is not reasonable can be made, inter alia, in accordance with the parameters indicated in Subsection A (2) hereinabove, and the Minister if entitled to assess the payment based on the provisions indicated in Subsection A (1) hereinabove.

F.
For details about the hearing dated November 17, 2014 about the prevention of ‘margin squeezes’ while determining a minimum bar for the Company’s wholesale services, and submission of marketing offerings to the approval of the Ministry of Communications, see Section 1.6.3

For details about wholesale tariffs, see Section 1.6.3A

G.
The control of the Company’s tariffs has a number of implications – the Company’s tariffs are subject to regulatory intervention (even if they are not determined in the regulations or in alternative payment packages), and from time to time, the Company is exposed to significant changes in its tariff structure and tariff levels. The review mechanism for the controlled tariffs, as defined in the authorizing legislation and the regulations, results in a real average erosion of the tariffs over the years. Control of the tariffs creates or could create difficulties for the Company in providing an appropriate and competitive response to changes in the market and in offers of competitive prices at short notice. Furthermore, the restrictions on granting discounts on tariffs limit the Company in participation in certain tenders. In accordance with the aforementioned, there may be changes to the supervision mechanism, determination of maximum prices and determination of wholesale prices.

2.16.2	The Company’s Domestic Carrier license

The Company operates, inter alia, under the Domestic Carrier license.29. The following are the main topics covered in the license:

A.	Scope of license, the services the Company must provide, and the duty of universal service

The Company is required to provide its services to all on equal terms for each type of service, irrespective of the location or unique cost. For details about the addition of wholesale services to the Company’s license, see Sections 1.6.3 and 2.1.1. The license is unlimited in time; the Minister may modify or cancel the license or make it contingent; the license and any part of it cannot be transferred, no charge can be imposed on it, nor can it be subject to attachment.

28	A maximum discount rate of 25% when the Group's market share is between 75% and 85%, and 40% when the market share is between 60% and 75%.
29	A copy of the Domestic Carrier license appears on the Ministry of Communications website at www.moc.gov.il

Chapter A (Description of Company Operations) of the Periodic Report for 2014

B.	Principles of structural separation

For a general description of the structural separation applicable to the Company, see Section 1.6.2A

C.	Tariffs

The Company provides a service or package of services for which no tariff is set under Section 15 of the Communications Law, at a reasonable price and offers them to all, without discrimination and at a uniform tariff. See also Section 2.16.1.

D.	Marketing joint service bundles

In respect of the amendment to the Domestic Carrier license in a way that enables the Company to request to market joint service bundles subject to limitations, see Section 1.6.2B.

E.	Operations of Company networks and service standards

The Company is required to maintain and operate the network and provide its services at all times, including at times of emergency, in an orderly and proper manner commensurate with the technical requirements and the nature of the service, and to work towards improving its services. The license includes an appendix, “Service Standards for the Subscriber”, which is to be amended after the Company provides the Ministry with data. The Company submitted to the Ministry its proposal for amendment of the appendix, adapting it to the current state of affairs and the licenses of other operators, but the amendment has not yet been made. For details about the hearing about the response of the call centers, see Section 1.6.4G.

F.	Interconnect and use

Provisions are stated for the duty of interconnect to another public switching network and the option of use by another license-holder; a duty to provide infrastructure services to another license-holder on reasonable and equal terms is also provided, as well as refraining from preferring a license-holder that is a company with an interest.

G.	Security arrangements

Provisions have been made for the operation of the Company’s network in times of emergency, including the obligation to operate it in a manner that prevents its collapse in emergencies.

The Company is required to provide telecommunications services and set up and maintain the terminal equipment infrastructure for the security forces in Israel and abroad, as provided in its agreements with the security forces. Furthermore, the Company provides special services to the security forces. The Company will take action to ensure that each purchase and installation of hardware in its telecommunications installations, except for terminal equipment, will be made in full compliance with instructions given to the Company according to Section 13 of the Communications Law.

The Company is required to appoint a security officer and to comply fully with the security instructions contained in the appendix to the license.

For details about the hearing about service continuity in emergencies and during major malfunctions, see Section 1.6.4G.

H.	Supervision and reporting

Extensive reporting duties to the Ministry of Communications are imposed on the Company. In addition, the Director General at the Ministry of Communications is granted the authority to enter facilities and offices used by the Company and to seize documents.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

I.	Miscellaneous

1.
The Domestic Carrier license includes limitations on the acquisition, maintenance and transfer of means of control pursuant to the Communications Order (see Section 2.16.3), as well as on cross-ownership, which are mainly a ban on cross-holding by entities in which those with an interest in a another material Domestic Carrier 30 as indicated in the license, and limitations on a cross-holding by entities with Domestic Carrier licenses or general licenses in the same segment of operation.

2.
The Company submitted to the Director General a bank guarantee in the amount of USD 10 million for securing fulfillment of the terms of the license and for indemnifying the State for any loss it incurs due to their violation by the Company.

3.	The Director General at the Ministry of Communications is authorized to impose a monetary sanction for violation of any of the terms of the license (on this matter, see also Section 1.6.4F).

4.
During a calendar year, the Company may invest up to 25% of its annual income in activities not intended for providing its services (the incomes of the subsidiaries are not considered Company income for this purpose).

For details about the wholesale market and wholesale services, see Section 1.6.3A.

2.16.3	The Communications Order

The Company was declared a provider of telecommunications services under the Communications Order. By power of that declaration, the Company is required to provide certain types of services and may not cease them or narrow them. Among these services are basic telephone service, infrastructure service, transmission service and data communication service including interconnect, and other services listed in the schedule to the Order.

The main provisions of the Communications Order are these:

A.
Limitations on the transfer and acquisition of means of control in a company, which include a ban on holding 5% or more of means of control of a certain kind without the prior written approval of the Prime Minister and the Minister of Communications (“the Ministers”).

B.
Transfer or acquisition of control in a company requires the approval of the Ministers (“Control Permit”). The Control Permit will lay down the minimum holding percentage in each of the means of control in the Company by the holder of the Control Permit,31where a transfer of shares or an issuance of shares by a company, as a result of which the percentage of the holding of the Control Permit holder will fall below the minimum percentage, is prohibited without the prior approval of the Ministers, subject to permitted exceptions (among them – an issuance to the public under a prospectus, or sale or private placement to institutional investors).

C.
Holdings not approved as aforesaid will be considered “exceptional holdings”, and the Order states that exercise of a right by power of exceptional holdings will not be valid. The Order also contains provisions authorizing the Ministers and the company to apply to the courts with an application for the enforced sale of exceptional holdings.

D.	A duty to report to the Ministers upon demand is imposed on the Company, on any information on matters relating to provision of an essential service.

E.
At least 75% of the members of the Board of Directors of the Company must be Israeli citizens and residents who have security clearance and security compatibility as determined by the General Security Service. The Chairman of the Board, the external directors, the CEO, the Deputy CEO and other office-holders in the Company as listed in the Order, must be Israeli citizens and residents and have security clearance appropriate to their functions.

30	A Domestic Carrier with a market share of 25% or more.
31
As noted in Section 1.6.6, at the date of publication of this periodic report, the minimum rate of holding in the Control Permit of B Communications Group is 30%.  In respect of a time-restricted approval for falling below the Minimum Percentage to 29% due to exercise of options, see Footnote 20.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

F.
“Israeli” requirements were stipulated for the controlling shareholder in the Company: for an individual – he is an Israeli Entity (as defined in the Order); for a corporation – it is incorporated in Israel, the center of its business is in Israel, and an Israeli Entity holds at least 19% of the means of control in it.

G.
The approval of the Ministers is required for granting rights in certain assets of the Company (switches, cable network, transmission network and data bases and banks). In addition, grant of rights in means of control in subsidiaries of the Company, including allotment of more than 25% of the shares in the subsidiary, requires the approval of the Ministers.

H.
Certain actions of the Company require the approval of the Minister of Communications, among them voluntary liquidation, a settlement or arrangement between the Company and its creditors, a change or reorganization of the structure of the Company, a merger and split of the Company.

2.16.4	Royalties

For details about the duty to pay royalties applicable to license holders pursuant to the provisions of the Communications Law, see Section 1.6.3B.

2.16.5	Authority with respect to real estate

Pursuant to the provisions of Section 4(F) of the Communications Law, the Minister of Communications granted the Company certain powers in connection with real estate, as set out in Chapter Six of the Law.

The law distinguishes between land owned by the State, the Development Authority, the Jewish National Fund, a local authority or a corporation lawfully established and owned by one of them, and a road (“Public Land”), and other land (“Private Land”). With regard to Public Land, the Company and any person authorized by it, can enter and perform work there, provided that approval for deployment of the network has been granted by the local Planning and Construction Committee.

Under the provisions of the Telecommunications (Installation, operation and maintenance) Regulations, 1985, if the Company is of the opinion that providing a telecommunications service to an applicant requires the installation of a telecommunications device for transmission or switching on the applicant’s premises (or in shared premises or common property), the Company is permitted to request that the applicant, as a prerequisite for providing the requested service, allocate a suitable place on the premises for installation of the device, for the sole use of the Company, and it may use the device to provide service to other applicants also.

Deployment of a network on Private Land requires the consent of the landowner, the lessee in perpetuity or the protected tenant, as the case may be.

Pursuant to the provisions of the Planning and Construction (application for a permit, its terms and fees) Regulations, 2010, an applicant for a permit to erect a residential building has a duty to install infrastructures for telephone, radio, television and Internet services so that the customer can choose whichever provider it prefers. In commercial buildings, if preparations for communications are installed, an underground infrastructure must be laid. At the same time, the Company’s license was amended (as were the licenses of HOT Telecom and DBS), so that if the Company uses the internal wiring for providing its services, it is obliged to provide maintenance services for that internal wiring (the portion of the access network installed in residences and in apartments, and which is aimed to be used by those residences only), installed by the permit’s applicant, without this granting it any proprietary rights in the internal wiring.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

2.16.6	Immunities and exceptions to liability

The Minister of Communications granted the Company certain immunities from liability for from damages listed in Chapter Nine of the Communications Law, in accordance with his authority to grant immunity to a general license-holder.

In addition, Section 13 of the law contains exceptions to criminal and civil liability for an act done in fulfillment of a directive to provide services to the security forces in that section.

2.16.7	Regulations and rules under the Communications Law

At of the date of publication of this periodic report, regulations in three additional and important areas apply to the Company: (1) Cessation, delay or limitation of telecommunications actions and services; (2) Installation, operation and maintenance; (3) Ways of overseeing the actions of the license-holder.

2.16.8	Antitrust laws

A.	The Antitrust Commissioner (in this section – “the Commissioner”) declared the Company a monopoly in the following areas:

1.	Basic telephone services, provision of communications infrastructure services, and transfer and transmission of broadcasting services to the public.32

2.	Provision of high-speed access services through the access network to the subscriber.33

3.	Provision of high-speed access services for ISPs through a central public telecommunications network.

The Commissioner’s declaration of the Company as a monopoly constitutes prima facie evidence of its content in any legal proceeding, including criminal proceedings.

B.
The Company has adopted an internal compliance procedure containing internal rules, guidelines and an internal reporting and control system, the purpose of which is to ensure that the activities of the Company and its employees are carried out in accordance with the provisions of the Antitrust Law.

C.
In respect of the limitations on the Company’s control of DBS and the publication of the draft conditions whereby the Antitrust Authority considers the approval of the merger between the Company and DBS, see Section 1.1.2.

D.
As part of the approval of the merger of the Company and Pelephone on August 26, 2004, restrictive terms were imposed, mainly prohibiting discrimination in favor of Pelephone in the supply of a product in which the Company is a monopoly, prohibiting the bundling of the supply of certain products by any of the companies when purchasing products or services from the other, and limitations on certain joint activities. On October 10, 2010, these terms were amended, removing some of those relating to joint marketing.

E.
On September 12, 2010, the merger of Walla and the Company was approved following the Company’s acquisition of Walla shares, on terms that restrict discrimination in favor of Walla vis-à-vis its competitors.

F.
On October 11, 2011, the Antitrust Authority informed the Company that the Commissioner was considering issuing a ruling in accordance with his powers under Section 43(A)(5) of the Antitrust Law, that the Company had abused its position in contravention of the provisions of Section 29A of the Antitrust Law. The notice stated that the Commissioner is considering stipulating that the Company refused to provide transmission services for the provision of telephony and Internet services to Cellcom and Partner. The Commissioner’s notice further states that before making his decision, the Company is given the opportunity to present its case in writing. It should be noted that as of October 2010, in accordance with the decision of the Ministry of Communications, the Company provides infrastructure and transmission services to both Cellcom and Partner.

32	Declaration on July 30, 1995.
33	On November 10, 2004, the Commissioner split the declaration of December 11, 2000 on Internet access infrastructure into two separate declarations (Declarations 2 and 3).

Chapter A (Description of Company Operations) of the Periodic Report for 2014

G.
On November 16, 2014, the Company received the decision of the Deputy Commissioner of the Antitrust Authority pursuant to Section 43(A)(5) of the Antitrust Law, to the effect that the Company had abused its position as a monopoly and determined unfair purchase and sale prices of a service in a monopoly, in contravention of the provisions of Section 29A to the Antitrust Law 1988, in that it determined prices for Internet and telephony services that were lower than the Internet infrastructure only, in a campaign in which it had offered new subscribers, for six months, a fixed telephone line plus 200 minutes of free calls to fixed-line destinations for NIS 19.90 a month. The Commissioner claimed that given that the internet access infrastructure service is a critical input for the supply of internet-based telephony services, then the price set by the Company places competitors who wish to offer this service at a disadvantage, as the price of the critical input for supply of the service (NIS 25 for an NDSL internet line only) is higher than the price of the final service which the Company offered its customers.

The Company is studying the decision and intends to appeal it since, in the Company’s opinion it acted pursuant to the provisions of the law and the approval of the Ministry of Communication.

2.16.9	The Telegraph Ordinance

The Telegraph Ordinance regulates the use of the electromagnetic spectrum, and applies, inter alia, to the Company’s use of radio frequencies as part of its infrastructure. The set-up and operation of a system that uses radio frequencies is subject, under the Telegraph Ordinance, to grant of a license, and the use of radio frequencies is subject to the designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for the designation and allocation of frequencies.

The Government deals with the shortage of radio frequencies for public use in Israel (among other reasons, due to the allocation of a large number of frequencies for security purposes), by limiting the number of licenses granted for the use of frequencies on the one hand, and increasing the fees payable for allocation of frequencies, on the other.

2.16.10	Setting up communications facilities

A.	General

The National Outline Plan for communications, NOP 36 (within the Green Line) and NOP 56 (in the Administered Territories), were designed to regulate the deployment and manner of set-up of communication facilities in a way that would ensure coverage for transmitting and receiving radio, television and wireless communications, while avoiding radiation hazards and minimizing the damage to the environment and the landscape, and also to simplify and increase the efficiency of the processes involved in setting up the facilities.

The classification of the facilities according to their technical variables and physical dimensions, which affect the determination of safety ranges for protection against the effects of radiation and the extent to which they protrude on the landscape, determine which facilities will be included in Part A of the Plan and which in Part B of the Plan.

The Company has erected and is erecting broadcasting facilities and wireless communication facilities for providing broadcasting services to the Company’s customers, and uses such communication facilities, mainly for providing services to areas that are not connected to the fixed-line communications infrastructure (remote areas or new towns).

B.	NOP 36A

1.	Part A of NOP 36 deals with guidelines for erecting small and miniature broadcasting installations.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

2.
The Company has obtained building permits for most of the small broadcasting installations in accordance with NOP 36A. From time to time, a need arises to add broadcasting installations which require that building permits be obtained in accordance with NOP 36A.

3.
Given the exemption granted under the orders of the Planning and Construction Law and of the Communications Law, the Company believes that it is not obliged to obtain building permits for miniature broadcasting installations, which are “wireless access facilities” under those laws.

4.
In January 2008, the Planning Administration issued a draft amendment to NOP 36A (NOP 36/A/1), with the aim of changing the guidelines for the licensing of small and miniature broadcasting installations. The draft cancels the definition of a miniature broadcasting installation and changes the definition of a small broadcasting installation. In addition, different licensing tracks are defined (fast and standard), depending on the location and the public safety range of each installation. In these tracks, indemnification arrangements (of differing amounts) are set for claims for compensation under Section 197 of the Planning and Construction Law.

The change of definition of small broadcasting installations and large broadcasting installations, presents practical difficulties which could impede the Company’s ability to provide the public with some of the services it is required by law to provide.

NOP 36/A/1 has not yet been approved by the government, and there is no certainty as to the final text that will be approved.

C.	NOP 36B

Part B of NOP 36 contains guidelines for setting up large broadcasting facilities. In the January 2008 draft plan (which was presented to the government for approval in August 2010), the definition of a large broadcasting facility was changed so that the licensing of broadcasting facilities which prior to the proposed amendment were classified as large, would be according to NOP 36/A/1 (if and when approved), which does not include transition provisions for an abridged licensing proceeding. The change in definition for small and large broadcasting facilities presents practical difficulties which could impede the Company’s ability to provide the public with the services it is required by law to provide.

The January 2008 draft contains a transition provision which is expected to allow grant of a license for existing broadcasting installations even if they do not meet the requirements of NOP 36B, subject to certain terms and restrictions, provided that they are in compliance with the safety restrictions described in the Plan. The January 2008 draft also proposes to include a provision requiring the license applicant (including for existing sites) to provide the local committee with a deed of indemnity for compensation under Section 197 of the Planning and Construction Law, if a court rules against the committee.

NOP 36B has not yet been approved by the government and there is no certainty as to the final text that will be approved.

The Companies assessments concerning the effect of the amendments to NOP 36 (Parts A and B) on the Company’s operations and performance are forward-looking information. These assessments may not materialize, or they may materialize significantly differently than foreseen, in part depending on the final text of the relevant NOP 36. As mentioned above, at this stage, before publication of the final text of the NOP, the Company is unable to estimate the full impact of the amendments on the Company.

D.	For details on radiation permits for communications and broadcasting facilities, see Section 2.15

E.	NOP 56 – Communications facilities in the Administered Territories

Chapter A (Description of Company Operations) of the Periodic Report for 2014

NOP 56 came into force in June 2008, and regulates the manner of erection and licensing of communications facilities in the Administered Territories. The Plan contains transition provisions for facilities erected with a permit for small installations.

The Plan also includes a requirement for production of a communications license and receipt of the consent of the Commissioner of Government Property at the Civil Administration.

The Company has arranged the licensing for 76 installations in the Administered Territories, and is in the process of licensing the remaining five installations in the Administered Territories.

F.	Exemption from a permit to add antennas to existing lawful broadcasting facilities

On August 1, 2014, the Planning and Building (Works and Buildings that are Exempt from a Permit) Regulations, 2014, entered into force, which prescribe, inter alia, that the addition of an antenna to an existing, lawful broadcasting facility is exempt from a permit, subject to meeting a combination of conditions and exclusions, including that it is consistent with the plans and the applicable spatial instructions, to be determined by the local planning committees. The Company began activities to add antennas to the Company’s broadcasting facilities pursuant to the provisions of the aforementioned regulations.

2.17	Substantial agreements

The following is a brief description of substantial agreements outside the normal course of the Company’s business, which were signed in the reporting period and/or which are in force.

2.17.1	Agreements relating to debentures (Series 5, 6, 7 and 8) issued by the Company; for details, see Note 11 to the 2014 financial reports, and Section 6 to the Board of Directors’ report.

2.17.2	Real estate

A.	Asset transfer agreement between the Company and the State, January 31, 1984

An agreement between the State and the Company, under which the Company was granted the State’s rights in assets which the Ministry of Communications used for providing telecommunication services, and the Company assumes the rights of the State in those assets and for the obligations and liabilities relating to those rights immediately prior to implementation of the agreement. Moreover, under this agreement, the State’s rights, powers, obligations and duties, as well as the contracts and transactions that were in force for telecommunications services immediately prior to application of the agreement, were transferred to the Company.

B.	Settlement agreement dated May 15, 2003 between the Company and the State and Israel Lands Administration, in the matter of rights relating to real estate

See Section 2.7.4C.

C.	Agreement between the Company and the Postal Authority dated June 30, 2004

An agreement between the Company and the Postal Authority to define and regulate the rights of the Company and the Postal Authority in their joint assets. The agreement listed the joint assets and defined the part of each party in them. It was determined that each of the parties shall have exclusive rights in its parts, except for the matter of rights in common property, building rights or rights for which there is an explicit other determination. The agreement determines, among other things, a mechanism of right of refusal if a party wishes to make a sale transaction and a priority right for a rental transaction. For a number of additional properties, the party with exclusive rights in them, in whole, will be one named party.

2.17.3	Sundry agreements with DBS and its other shareholders

See Section 5.18.4.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

2.17.4	Employment agreements

A.
A comprehensive pension agreement dated September 21, 1989, between the Company, the Histadrut and the joint representation of workers committees, and Makefet Fund – Center for Pension and Compensation Cooperative Association Ltd, provides a full and autonomous arrangement in everything relating to the pension insurance of Company employees. The agreement applies to all transferred employees (who were transferred from the Ministry of Communications to the Company), to all of the members of the cumulative pension fund who are employed by the Company on the date of execution of the pension agreement, and to all of the permanent and temporary employees of the Company, with the exception of special employee groups (students, employees under personal contracts or employees working according to another, alternative arrangement).

B.
Special collective agreement for early retirement dated November 23, 1997, as amended and extended on September 4, 2000, March 18, 2004, April 17, 2005 and June 28, 2005, between the Company, the Histadrut and the Union.

A collective agreement for early retirement of employees in a pension track and an increased compensation track, under which Company employees retired in the past. The renewed collective agreement of December 2006 mentioned in Subsection F is based, inter alia, on this agreement. For information on this matter and on the matter of early retirement, see Note 14 to the 2013 financial statements.

C.	Agreement to affirm rights dated September 4, 2000 between the Company, the Histadrut and the Union.

A special collective agreement relating, inter alia, to affirmation of the rights of the transferred employees (who were transferred from the Ministry of Communications to the Company). This agreement affirms the rights of the transferred employees to any pension right to which they were entitled by power of their being former civil servants, under the Company’s pension agreement, adopted by the Company as part of its pension agreement. Under this agreement, these rights become “personal rights” which cannot be cancelled except by a waiver of personal rights under law (in other words, by personal waiver by the employee himself or herself).

D.	Generation 2000 agreement dated January 11, 2001 between the Company, the Histadrut and the Union

Following an amendment in July 2000 to the Hiring of Workers by Human Resource Contractors (Amendment) Law, 2000, a special collective bargaining agreement was signed on January 11, 2001 for hiring new employees and stipulating the terms of their salaries. The agreement applies to new employees and to employees who were previously employed at the Company through human resource companies, in positions listed in the appendix to the agreement (customer service representatives at call centers, administrative workers, typists, warehouse employees, secretaries, mail sorters and distributors etc., and similar administrative workers such as porters, drivers, forklift operators and others). Under the special collective agreement of December 2006, it was agreed that the Generation 2000 agreement would not apply to such employees who were hired by the Company after July 1, 2006. It was also agreed to insert minor amendments into the terms of employment of workers hired under the Generation 2000 agreement.

E.	Agreements with alternative entities that replaced the Makefet Fund in everything relating to early retirement arrangements of Company employees

On April 17, 2005 a special collective agreement was signed between the Company, the Union and the Histadrut, concerning an arrangement with a replacement for the Makefet Fund for all matters relating to early retirement arrangements for Company employees.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Subsequently, in 2005 the Company entered into an agreement with Harel Insurance Company Ltd., regulating pension payments in respect of early retirement and provisions for old-age and survivor pensions, for employees who retired from the Company in accordance with the September 2000 special collective agreement for retirement as amended on March 18, 2004 and April 17, 2005. The term of this agreement ended at the end of 2013. On April 24, 2014, the Company and Menorah Mivtachim Insurance Ltd. (“Menorah”), signed an agreement regulating pension payments for the early retirement of Company employees, and payment of the remainder old-age and survivors’ pensions to employees who retire from the Company under the special collective retirement agreement signed by the Company, the Union and the Histadrut on February 12, 2014. The agreement period is until the end of 2016 and it includes a mechanism for Company participation in future yields/losses in the pension portfolio for the retirees, which will be managed by Menorah. At this stage, pension payments to the retirees through the insurance policy have not been settled, and the payments are made temporarily by Menorah through complementary payments, since the texts of the insurance policies have not yet been approved by the Insurance Commissioner, and also in view of the need to settle and update several issues between the Company and Menorah.

F.	For details about the special collective agreement of December 2006 and its amendment of December 2010, see Section 2.9.4.

2.17.5	Management agreement

For details about the updated agreement between the Company and Eurocom Communications Ltd., under which the Company is granted regular management and advisory services in consideration of NIS 5.524 million per year, see the immediate report dated May 7, 2013, and the amending report dated June 10, 2013 (convening a special general meeting), which are cited by way of reference.

2.18	Legal proceedings

The Company’s reporting policy is based on considerations of quality and of amount. The Company decided that the bar of amount materiality would be events affecting the Company’s net profit by 5% or more according to the latest annual consolidated financial statements34. Accordingly, this section describes legal proceedings involving NIS 120 million and more,35 before tax (approximately NIS 90 million of the net profit), and legal proceedings in which the amount claimed is not stated in the statement of claim, except in the case of a claim which prima facie does not reach the above amount bar (and all unless the Company believes the claim has other aspects or implications beyond its monetary amount). In regards to class actions, it is noted that submission of class actions in Israel does not involve payment of a free deriving from the amount of the claim. Accordingly, the amount of a claim in claims of this type may be significantly higher than the scope of true exposure for those claims.

34
For the purpose of the 2014 financial statements, the bar of materiality remains unchanged compared with the minimum determined in the 2013 financial statements, inter alia, because most of the increase in the net profit in 2014 stemmed from a one-time profit for the Yad 2 transaction (see Section 1.2).

35
For reviewing claim amounts vis-à-vis this bar, the amounts were linked to the CPI. The amounts noted in this section are the original amounts (without linkage differentials). On the matter of the bar, where similar proceedings take place against a number of companies in the Group, the amount of the claim might be reviewed cumulatively in respect of all the proceedings together. In addition, it is clarified that if certain proceedings relate largely to the same legal or factual issues, or it is known that such issues are reviewed or considered together, then for setting the bar of quantitative materiality as noted in these sections, the amount involved was examined in all those proceedings together.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Pending proceedings

	Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in million)
A.	February 2002**	The Histadrut (on behalf of all Company employees) against the Company	National Labor Court	Appeal to the sentence of the District Court (Jerusalem) (both by the Histadrut and the Company).
Claim to recognize the on-call fee component as part of the hourly fee for calculating overtime and redemption of annual vacation pay.

In November 2012, the court approved the claim, and the State and the Company appealed the ruling at the National Labor Court. An appeal was also filed by the Histadrut in respect of the limitation period determined

On February 25, 2015, the National Labor Court approved the appeal of the Company and the State on the aforementioned ruling, and revoked the decision of the Regional Court that obligated the Company to add the on-call component to the calculation of overtime and redemption of vacation pay.
***
B.	1. May 2005 2. December 2012	Individuals vs. the State of Israel, Israel Broadcast Authority and the Company Individuals vs. the State of Israel, Israel Broadcast Authority and the Company	District Court (Tel Aviv) District Court (Center)	Damages claims - Hillel Station Damage to property and finances claim Body injuries claim
Claim for damage to property and finances and physical injury, caused, according to the claim, as a result of prohibited radiation from the Hillel broadcasting station.

The court ruled that the statute of limitations apply to part of the periods included in the claim. In July 2013, the court dismissed in limine (due to the statute of limitations), 21 out of 31 of the claims included in the claim, but in October 2013 the ruling was appealed.

In regards to the two aforementioned claims, it should be noted that at the end of 2013, the Company discontinued its broadcasts from the station as requested by the State and the Broadcasting Authority, and from that date the site is no longer used for broadcasting.
Approximately 23 ***

Chapter A (Description of Company Operations) of the Periodic Report for 2014

	Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in million)
C.	November 2006	Customer vs. the Company	District Court (Tel Aviv)	Monetary claim, including a request to recognize it as a class action
It was claimed that the Company illegally charged money upon disconnection or due to failure to make payments.

On May 15, 2014, the court approved the claim as a class action in one of the claims (insofar as it relates to the charge of the fixed payment after discontinuation of the service), and rejected the petition relating to the additional claims (disconnection of the additional line, charge of renewal fees related to the connection, or the collection of the fixed payment for the period until discontinuation of the service). Taking this into consideration, and since the other claims were abandoned even before the decision was made, and in accordance with the details in the possession of the Company, the financial impact of the Decision is not material to the Company’s business.
189
D.	February 2012	Claim against the Company, Pelephone and two other additional cellular companies	District Court (Jerusalem)	Action and request to approve it as a class action	The plaintiffs alleged that the Respondents do not offer the handicapped members of the public accessible handsets and services in a fitting manner, and that they are therefore in breach of the law and the regulations. In January 2014, a decision was made with the consent of the parties whereby the claim will be discussed together with another claim on the same matter, which was filed against other communication companies.	361
E.	July 2012 November 2012 (Two claims that were unified)	Two shareholders vs. Company officers (including those that are no longer in office)	District Court (Tel Aviv, Economic Department)	Derivative claim and request to approve a derivative claim Declarative reliefs
It was argued that members of the Board of Directors were in breach of their duty of care and fiduciary obligations towards the Company, by approving loans which were not used for the Company’s benefit and were designated for the distribution of dividends, and were therefore a conflict of interests. Alternatively, the Plaintiff alleges that the resolutions passed by the Board of Directors with respect to the aforementioned loans created a tax exposure for the Company due to the fact that the financing expenses are not recognized for tax purposes. Inter alia, declarative relief was requested for nullification of loans taken by the Company from the date of the change of control therein, and restitution of dividends by the Company’s controlling shareholder.

On September 17, 2014, a decision was made rejecting the two claims, since the court found, inter alia, that it was not proven that the respondents (officers) made their decisions in breach of their duty, or that they deviated from their prerogatives, or that they harmed the Company.
900, one claim 2,640 (net) in the other

Chapter A (Description of Company Operations) of the Periodic Report for 2014

	Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in million)
The two plaintiffs submitted appeals to the decision to the Supreme Court.
F.	April 2013 June 2013
Shareholder vs. the Company and the Company’s Controlling Shareholder, B Communications Ltd.

A shareholder (the same shareholder that filed the claim in April 2013) against the Company and the (indirect) controlling shareholder of the Company, Eurocom Communications Ltd.
			District Court (Tel Aviv, Economic Department) District Court (Tel Aviv, Economic Department)	Declarative relief claim Declarative relief claim
The court was requested to declare that the controlling shareholder of the Company has a personal interest in the distribution of dividends distributed in 2013 with the approval of the general meeting, and to instruct the Company to publish information and documents, and to summon economy experts whose opinions were published by the Company.

Request for a declarative ruling determining that the general meetings of the Company’s shareholders dated April 24, 2013 and June 13, 2013 were illegally managed, and that the form of remuneration determined and approved in the Company’s general meeting dated June 13, 2013 relative to the services of four Company directors (as part of the management agreement with Eurocom) is illegal.

The hearing on both proceedings was postponed, at this stage, until a final decision is made relative to the appeal to reject the request to approve the derivative claims indicated in row 0 above (in view of the similarity of the claims in the aforementioned proceedings).
*** ***
G.	June 2014	Customer vs. the Company	Regional (Haifa)	Action and request to approve it as a class action	According to the Plaintiff, a subscriber of the Company’s Internet infrastructure, the Company does not allow existing subscribers to connect to its Internet infrastructure at the tariffs it offers to new subscribers for the same service.	144
H.	January 2015	Shareholder vs. the Company and Company Officers	District Court (Tel Aviv, Economic Department)	Request to approve a class action
Claim for compensation of shareholders for losses, which, according to the claim, were caused by “omissions by the Company to report to the Tel Aviv Stock Exchange (TASE) and to conceal material information from the investors”, relative to two significant and material issues: “Reduction of interconnection fees” and “Reform in the wholesale market”.

The members of the represented group are divided into two separate groups:
Approximately NIS 2 billion (based on the Loss of Money method) and, alternatively, approximately NIS 1.1 billion (according to the Approximate Loss of Money) method.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

	Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in million)

In regards to the reduction of interconnect fees - any person that purchased Company shares (except the Respondents and/or their representatives) as of February 28, 2013 and held the shares until May 29, 2014; and in respect of the reform in the wholesale market - any person that acquired Company shares (except the Respondents and/or their representatives) as of June 9, 2013 and held the shares (in whole or in part) until the date of submission of the claim or, alternatively, until January 15 to January 20, 2014.

As it emerges from the Company’s reports to the public (and as indicated in the petition), the Company reported on these two matters via immediate reports to the public, as well as via its periodic reports (annual and quarterly reports), which included all the material and relevant information relative to these matters, and all reports were lawful.

I.	March 2015	Two shareholders vs. the Company	District Court (Tel Aviv, Economic Department)	Originating summons
Request to order the postponement of the date of the extraordinary general meeting of the Company’s shareholders convened for March 23, 2015, to approve the acquisition of the remainder of the shares of DBS (see Section 1.1.2), such that it would enable the Company’s shareholders sufficient time to evaluate the information necessary to make a decision; to obligate the Company to disclose documents and details relative to the transaction; and to instruct that during the vote, the counting of votes would not include the votes of Company shareholders who hold, in parallel, debentures of YES, as well as shareholders that also have shares and/or debentures of the companies B Communications Ltd. and Internet Gold - Golden Lines Ltd.

On March 22, 2015 the request to postpone the general meeting was denied.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

	Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in million)
J.	March 2015	Shareholder	District Court (Tel Aviv, Economic Department)	Petition to approve a derivative claim, with the addition of a derivative statement of claim
Petition against the Company (“the Company”) and against Mr. Shaul Elovitz, the controlling shareholder (indirectly) of the Company and CEO of its Board of Directors, and against Company directors who voted for the Company entering into the agreement subject of the petition, as indicated below (“the Respondents”).

According to the claim, the petition refers to the Company’s decision, through the Respondents, to enter into an agreement to acquire the entire holdings and owners’ loans of Eurocom DBS (a company indirectly held by the controlling shareholder of the Company) in DBS, in consideration for NIS 680 million in cash, and for conditional amounts of an additional NIS 370 million.

According to the plaintiff, the consideration that is expected to be paid for the transaction is exaggerated, and the decisions by the Respondents to enter into the agreement caused substantial harm to the Company, since they breached their duty of care and expertise towards the Company, and were negligent. The plaintiff also stated that the Company’s controlling shareholder breached his duty of fairness, and that the Company breached the disclosure and reporting obligation in respect of the trustee of Eurocom DBS Ltd. holdings in DBS to sell the holdings as of the end of March 2015.

In view of the aforementioned, the plaintiff requests the court to approve a derivative claim in the name of the Company against the Respondents, to claim the damages caused, according to the plaintiff, to the Company as a result of the decisions by the Respondents in respect of the transaction, in the amount of NIS 502 million.
502

*
Part of the proceedings were originally filed also against additional defendants that were deleted later on from the proceedings. The parties indicated in the table are according to the current situation.

**
Several additional individual claims by employees and former employees are pending against the Company, concerning the recognition of various wage components as components for the purpose of calculating various payments, and claims in respect of overtime and other causes (it is noted that some of the causes in these claims are not included in the claim described in row A).

**	The amount of the claim is not indicated, or the claim is not a financial claim.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Legal proceedings which ended in the reporting period or by the date of publication of the report

Date of Filing of the Claim	Parties	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS in million)
2003	The Company vs. the Makefet Fund	District Labor Court (Tel Aviv)	Claim for compensation in respect of breach of agreement	The Company claims compensation in respect of breach of agreement between the Company and the Makefet Fund in the matter of calculation of the cost of early retirement of employees who were transferred to the Company from the Ministry of Communications. The claim was rejected on September 22, 2014.	280

Legal proceeding that ended against a held company that is not in the sector of operation

Date	Parties	Instance	Type of proceeding	Description	Amount of the Claim (NIS in million)
January 2014	Claim against Coral-Tell Ltd. (subsidiary of Walla) and against two subsidiaries of Coral-Tell Ltd.	District Court (Jerusalem)	Action and request to approve it as a class action
It was alleged, inter alia, that the customers browsing the “Visitors Opinion” section in the Internet website held and maintained by two of the defendants were misled, which stemmed, according to the plaintiff, from the manner of classification of the opinions published in the section.

As part of the sale agreement to sell Walla’s holdings on Coral-Tell (see Section Error! Reference source not found.), Walla undertook to compensate the buyer for damages that may be caused due to the proceedings, up to the amount of the purchase price, subject to the limitations and conditions outlined in the agreement. On October 7, 2014, the parties submitted to the court for approval an agreed request to remove the claim from the petition to approve it as a class action. On December 7, 2014, the court approved the request for withdrawal and ordered to delete the request for approval and the rejection of the personal claim of the Plaintiff.
1,500

Chapter A (Description of Company Operations) of the Periodic Report for 2014

2.19	Business Goals and Strategies

2.19.1	Forward-looking information

The following review of Company strategy includes forward-looking information as defined in the Securities Law, and involves assessments about future developments in the economy in general relating to customer behavior and needs, the pace of adoption of new services, technological changes, regulatory policy, marketing strategies of competitors, and the effectiveness of the marketing strategy of the Company.

The Company’s strategy and the business objectives stemming from it are based on internal research, secondary sources of information, and primarily – the reports of research companies, publications about the activities undertaken by similar communications operators in Israel and around the world, and the work of consultants who assist the Company.

Nevertheless, it is far from certain that the strategy and the main activities described here will actually be implemented or implemented in the way described. The circumstances that could lead to non-implementation of the strategy or even its failure, lie in the general condition of the economy, frequent technological changes, regulatory constraints, the formation of a sustainable business model for new services that the Company intends to provide, and a superior marketing strategy by competitors. In addition, a change in ownership of the Company could result in a change in its strategy and its business objectives.

2.19.2	Strategy summary and intentions for the future

A.	Vision and purpose

The Company’s objective is to be a market leader in the domestic and business arena and to provide the customer with a total communications solution. The Company’s objective is to be a market leader in the domestic and business arena and to provide the customer with a total communications solution. In the private sector the Company provides such solutions for the home; in the business sector the Company provides a smart network on which a range of advanced services operate.

Objective: To maintain the Company’s competitive position and continue being the customer’s first choice in telephony, Internet and telecommunications. To attain this goal, the Company has set itself a number of challenges:

1.	Preservation of leader status in an environment of intensifying competition (leader in service and strengthening of perceived values – innovative products, reliability, proximity to the customer);

2.	Encouraging the recruitment of new customers and fidelity motivators among existing customers;

3.	Creation of new sources of income by launching new services and products;

4.	Ongoing adaptation of the organization to the competitive environment and operational excellence.

B.	Means

To implement this strategy and attain these objectives, the Company uses and will continue to use the following means:

Business customers

Diverse bundles of products and services that meets the business needs of the customer;

Integrated telecommunications solutions according to customer needs, while applying a strategy of commitment to service quality and availability;

Encouragement of customer to migrate from basic services to managed solutions for organizational and inter-organizational connectedness.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Private customers

Wider bandwidth of customers and sale of advanced products and services on the NGN;

Supply of differential debit tracks to suit customer needs;

Strengthening the positioning of the Company’s telephony services, with emphasis on advanced applications and the penetration of advanced terminal handsets.

Levering Group assets for the purpose of providing the customer with a comprehensive communications solution.

Network

In order to attain its strategic objectives, the Company is working on improving the existing network and adapting it to its business goals, including by the deployment of optical fibers and by investing in the heart of the network. See also Sections 2.6.6B. and 2.7.2 in respect of NGN.

2.19.3	Development trends in the company’s business

A.
The Company is working to increase the data-transmission rates in the services it provides to its customers. The Company is working to increase data transfer speeds in the services it provides for its customers, and its marketing initiatives aim to transfer customers to faster Internet surfing speeds. For its business customers, the Company is also launching transmission and data communication services at high speeds and in a range of interfaces and managed services.

B.
The Company is working to continue integrating into IP (Internet Protocol) applications. To achieve this, it has established an IP network company to serve as a platform for the services it provides today and those it intends to provide in the future.

C.	The Company markets fixed-line and wireless home network services for surfing from a number of computers simultaneously, as well as additional services (Bphone, Bcloud, Free Wi-Fi).

D.
The Company has launched a range of debit tracks for telephony services alongside its basic tariff structure, so as to increase the extent of use of its services and vary the offering of tracks based on the needs of the customers.

E.	The Company markets bundles that include additional services to those that the Company provides to its customers (in this matter, see Section 1.6.2B).

2.19.4	Main projects – planned and in progress

As at the end of 2014, the Company has nearly completed deployment of the NGN. With regard to the Company’s deployment of an optic network as close as possible to the customer’s premises, see Section 2.7.2.

The Company is also developing and implementing advanced computer systems, among them a network engineering management system, and a service order and delivery management system.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

2.20	Outlook for development in the coming year

2015 will be a period of reforms in the wholesale market that leads to the beginning of marketing of broadband access by ISPs. For more details, see also Section 2.7.2.

2.21	Risk Factors

The Israeli market in which the Company operates is mostly stable; nevertheless, there are risk factors stemming from the macroeconomic environment, from the unique characteristics of the industry in which the Company operates, and risk factors that are unique to the Company, as described in the following sections:

2.21.1	Competition

Competition in domestic fixed-line communications has intensified in the past few years, both from other domestic operators, headed by Hot (which holds a general license), and from cellular and other communications operators (which hold special licenses). It is possible that there will be competition also from potential infrastructure owners (see Section 2.6), and competition against the Company on the Company’s infrastructures, on the conditions and prices determined by the regulator and not as commercial conditions determined in negotiations. See Section 1.6.3.

This has led to the churn of some of the Company’s customers and lowering of prices for part of the Company’s services and to a rise in the costs of acquiring new customers and retaining existing ones.

The entities competing with the Company at present, or those that might compete with it in the future, benefit from greater business flexibility than the Company, including the ability to cooperate with subsidiaries and affiliates for marketing joint packages of services (see Sections 1.6.2 and 1.6.3 ). The ability of HOT to offer such packages (“Triple Play” and even more) with tariff flexibility compared with the limitations that prevent the Company from doing the same, harms the Company’s ability to compete.

2.21.2	Government supervision and regulation

The Company is subject to government control and regulation relating, among other things, to the licensing of operations, setting permitted areas of operation, setting tariffs, operation, competition, payment of royalties, providing universal service, holding its shares, relations between the Company and its subsidiaries and a ban on ceasing or limiting its services (which could oblige the Company to provide services even in circumstances which are not economically worthwhile) – for details, see Section 2.16 This control and regulation result at times in government intervention that the Company believes impedes its business activities. Within this framework the Company is exposed to the imposition of various sanctions by the Ministry of Communications, including financial sanctions (see Section 1.6.4F

In addition, the Minister of Communications has the authority to change the Company’s license, get involved in existing tariffs and marketing offerings, and impose instructions on the Company. Significant changes in the regulatory principles applicable to communications as a whole and to the Company in particular, could oblige the Company to make changes in its strategic plans, and harm its ability to plan its business activities for the long term. On possible changes following the development of a competition policy document, see Section 1.6.3A. For possible restrictions by virtue of the Concentration Law on the renewal of licenses and allocation of new licenses, see Section 1.6.4H

2.21.3	Tariff regulation

The Company’s tariffs for its main services (including interconnect fees) are subject to government control and intervention. The Minister is authorized to intervene in existing tariffs and marketing offerings and impose instructions on the Company (see Section 2.16.1). On average, the Company’s controlled tariffs erode in real terms. Significant changes in controlled tariffs, if implemented, could have a materially adverse effect on the Company’s business and results. Regarding the uncertainty about continuing the updating arrangement for the Company’s controlled tariffs – see Sections 1.6.3 and 2.16.1. Furthermore, the limitations applicable to the Company in marketing alternative tariff packages could create difficulties for the Company in offering an appropriate competitive response to changes in the market. In the context of the application of a wholesale market, the Ministry of Communications has the power to set the price for which the Company will sell its services to license holders. The low prices determined may adversely affect the Company’s level of revenues and profits (for details about the wholesale market, including the Company’s petition to the Supreme Court against the determination of the tariffs, see Section 1.6.3).

2.21.4	Difficult labor relations

The Company’s implementation of human resources and organization plans (including retirement plans and restructuring), involves coordination with the workers and significant costs, including compensation for early retirement. The processes of implementation of such plans are liable to cause unrest in labor relations and to be damaging to the Company’s regular activities – see also Sections 2.9.3 and 2.17.4.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

2.21.5	Limitations on relations between the Company and companies in Bezeq Group

Structural separation - The Company’s general license obliges it to ensure that its relations with its main investees in the Group do not result in preferring them over their competitors. Separation is required between the managements of the Company and those companies, as is separation between the business, financial and marketing systems, assets and employees, which causes duplication and high administration overheads. In addition, the Company is currently limited in its ability to offer joint service bundles with those companies (see Section 1.6.2). In view of the entry of companies into direct competition with the Company based on the provision of a bundle of services to the customer and the option of providing wholesale services for offering customers end-to-end services, the risk that this factor will affect the Company’s operations has increased. Nonetheless, on the matter of the possibility that in the future the Group will be granted a permit to provide non-divisible bundles of services and cancellation of the structural separation, and for information about additional changes deriving from the wholesale market, see Section 1.6.3

2.21.6	Legal proceedings

The Company is a party to legal proceedings, including class actions, which could result in it being ordered to pay significant sums, most of which cannot be estimated, and therefore, no provisions have been made in the Company’s financial statements for most of them. In addition, the Company’s insurance policies are confined to cover limits and to certain causes, and might not cover claims for certain types of damages.

In recent years, class actions against large commercial companies have become more numerous and severe. By their very nature, class actions may reach substantial amounts. In addition, since the Company provides communications infrastructures as well as billing services to other licensees, parties suing those licensees in other class actions are also likely to try to involve the Company as a party to such proceedings. For a description of legal proceedings, see Section 2.18

2.21.7	Exposure to changes in exchange, inflation and interest rates

The Company measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities, based on the type of linkage. The Company’s exposure to changes in currency exchange rates against the shekel is low. The Company’s exposure to inflation rates is high, and therefore the Company takes steps to cover part of the inflation exposure. In addition, the Company has exposure to changes in the interest rates in relation to its borrowings. On this matter, see also Note 28 to the 2014 financial statements.

2.21.8	Electromagnetic radiation and licensing of broadcasting facilities

The subject of the electromagnetic radiation emitted from broadcast facilities is regulated mainly in the Non-Ionizing Radiation Law (see Sections 2.15 and 2.16). The Company is working to obtain permits to set up and operate its various broadcasting installations; however, the difficulties it faces in this area, including difficulties stemming from the change in policy by relevant entities and amendments to statutes and standards, could impact adversely on the infrastructure of these installations and on the regularity of provision of services using them, and as a result, on the Company’s revenues from these services. The Company’s third-party liability policy does not currently cover liability for electromagnetic radiation.

2.21.9	Frequent technological changes

The communications sector is characterized by frequent technological changes and by the shortening of the economic lifespan of new technologies - see Section 2.1.4. The significance of these trends creates a need to invest numerous resources in technology upgrades, a lowering of entry barriers for new competitors, an increase in depreciation rates, and in certain cases, redundancy of technologies and networks owned by the Company, the cost of investment in which is still recorded on its balance sheets.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

2.21.10	Dependence on macro-factors and on levels of business activity in the economy

Stability in the financial market and the strength of economies in countries around the world, have recently been subjected to high volatility. So far, the Israeli economy has displayed economic resilience, reflected in further economic expansion, maintaining low levels of unemployment and inflation rates within government targets. Nevertheless, the growth of the national deficit, rising housing prices and uncertainty in the political and defense arenas cast doubt over a continuation of these trends. The Company estimates that if the local market slides once again – following external or internal events – into a slow-down and a worsening of business activity, then its business results will be harmed, inter alia, as consequence of poorer revenues (including revenues from affiliates) and the difficulty in selling its real estate assets or due to an increase in the Group’s finance costs.

2.21.11	Failure of Company systems

The Company provides services using various infrastructure systems that include, among others, exchanges, transmission, data communication and access systems, cables, computerized systems and others. Some of the Company’s systems have backups; nevertheless, damage to some or all of these systems, whether due to a technical fault (including discontinuation of the agreement with a supplier with which there is system support dependence), or natural disaster (earthquake, catastrophe, fire), whether due to malicious damage (including through cyber attacks and penetration of viruses), could cause extreme difficulties in providing service, including if the Company is unable to repair the systems.

It is noted that a significant part of the Company’s activities (consolidated) are in its subsidiaries / affiliates. The risk factors of these companies and the assessments of their managements as to the risk factors, are described in Sections 3.20, 4.17, and 5.21.

The following table rates the effects of the risk factors described above on the Company’s activities, in the estimation of its management. It is noted that this assessment of the extent of the impact of a risk factor reflects its extent assuming it is realized, and does not assess or give weight to the likelihood of its realization. The order in which the risk factors appear above and below is not necessarily according to the rate of risk.

Summary of Risk Factors - Domestic Fixed-Line Communications36

Extent of Risk Factor’s Impact on Company Activities
	Major	Moderate	Minor
Macro risks
Exposure to changes in exchange, inflation and interest rates			X
Dependence on macro-factors and on levels of business activity in the economy		X
Sector risks
Increasing competition	X
Government supervision and regulation	X
Tariff control	X
Electromagnetic radiation / Licensing of broadcasting facilities		X
Frequent technological changes		X
Risks unique to the Company
Exposure in legal proceedings		X
Difficult labor relations		X
Limitations on relations between the Company and companies in Bezeq Group	X
Failure of Company systems	X

36
It is clarified that the Group companies’ assessments of the impact of the risk factors in the table (in this section and in Sections 3.20, 4.17, and 5.21) did not estimate the probability of the realization of the risk factor but rather, the impact of the risk factor on the relevant company should it be realized. It is also noted that some of the Group companies make estimates of the probability of the scenarios of some of the risk factors mentioned in these sections for certain internal needs of their own, but no orderly estimate is made at the Group level of all the risks listed in the tables in this and the aforementioned sections.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

The information included in this Section 2.21 and the assessments regarding the impact of the risk factors on the Company’s operations and business constitute forward-looking information as  defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, the Company’s assessments of the market situation, its competitive structure, and possible developments in this market and in the Israeli economy. Actual results may differ significantly from these assessments if a change occurs in one of the factors taken into account in making them.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

3.	Pelephone – Mobile radio-telephone (cellular telephony)

3.1	General Information on the segment of operations

3.1.1	Pelephone’s segment of operation

Pelephone provides cellular communications services and sells and services terminal equipment. Pelephone’s services are described more fully in Section 3.2. Pelephone is wholly owned by the Company.

3.1.2	Legislative and regulatory restrictions applicable to Pelephone

A.	Communications laws and the cellular license

Pelephone’s operations are regulated and controlled under the Communications Law and subsequent regulations, the Wireless Telegraph Ordinance, and the cellular license. The cellular license prescribes conditions and rules that apply to Pelephone’s activities, (for details, see Section 3.15.2).

B.	Tariff control

The interconnect fees (supplementary call and text message (SMS) fees collected by Pelephone from other operators) are fixed in the Interconnect Regulations. The other rates fall under certain regulatory control as regulated under the cellular license and the Communications Law (see section 3.15.2).

C.	Environmental laws and planning and construction laws

The set-up and operation of a wireless communication infrastructure, including cellular communications, is subject to the provisions of the Non-Ionizing Radiation Law and the required Ministry of Environmental Protection permits, and the provisions of planning and construction laws (see Section 3.14.1).

3.1.3	Changes in the volume of operations in the segment

For financial data regarding g the volume of Pelephone operations, see Section 3.3.

Revenue from mobile radio telephony

In view of the increased competition (see Section 3.1.8), since 2012 the service costing method in the cellular market changed significantly. The companies have switched from charging for actual use or selling limited communications packages, with additional charge for exceeding package services, to offering packages made up of unlimited calls and messages together with defined volume data communication packages, with significant erosion of the average revenue per subscriber. This trend continued in 2014.

In the reporting period, the average revenue per subscriber (ARPU) declined by 9% compared with the preceding year, and together with an increase in consumption of services, is reflected in an increase in the monthly average minutes per user (AMPU), and significant increase in data communications consumption. Such intensified competition also led to an increase in subscriber churn rate.

With regard to revenue from hosting services see section 3.6.2B.

Revenue from sale of terminal equipment

In recent years, as a result of the import of mobile devices reform, multiple stores have opened selling terminal equipment which has led to a decline in the sales of cellular handsets and terminal equipment by the cellular operators. To minimize damage to revenues, Pelephone has in the past two years started to also sell non-cellular handset terminal equipment such as tablets, laptops and accessories. Pelephone’s revenue from terminal equipment in 2014 amounted to NIS 966 million, constituting 28% of its total revenues compared with revenues in 2013 of NIS 1,001 million, constituting 26% of its total revenues. Most terminal equipment is sold with payments. The decrease in terminal equipment sales over the years has led to a decrease in trade receivables as well as a decline in trade payables to terminal equipment suppliers.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

3.1.4	Market developments and changes in customer characteristics

The cellular market growth rate is lower due to penetration rate37 saturation. Penetration rate at December 31, 2014 is 124%

3.1.5	Technological changes than can affect the segment of operation

The cellular communications market is dynamic with frequent technological developments in all areas of operation (handsets, network technologies and value added services). These developments impact the segment of operation on a number of levels:

A.	Establishment of cellular networks using advanced technologies

Terminal equipment technology developments and the desire to widen the range and quality of services they offer, require the cellular operators to periodically upgrade their network technologies. The cellular networks in Israel primarily operate via 3.5G UMTS/HSPA and 4G LTE data technologies. In addition to these networks, Pelephone continues to operate its outdated CDMA technology network supporting limited subscriber activity (see Section 3.7.1).

Pelephone constantly reviews new technologies that come onto the market and the need to upgrade its existing network technologies, depending on the competitiveness of the market and the economic viability of such investment.

In July 2014, the Ministry of Communications published a tender for the allocation of 4G frequencies. Until the frequencies tender takes place and frequencies are allocated under it, the Ministry decided to allow all existing cellular operators that wish to immediately upgrade the technology of their systems, to begin, before the tender takes place, using 5 MHz frequency bandwidth within the 1800 MHz spectrum on LTE technology. As Pelephone does not have an allocation of frequencies on the 1800 MHz spectrum, the Ministry of Communications made a temporary allocation of 5 MHz frequency bandwidth to be used for operating the LTE technology (“the Temporary Allocation”).

On August 3, 2014 Pelephone received the go-ahead from the Ministry of Communications allowing it to provide 4G services using LTE technology, via the Temporary Allocation of frequency bandwidth as aforesaid. In that same month, Pelephone launched the service gradually in those areas where LTE infrastructure has been laid, thus enabling the hundreds of thousands of compatible handsets that operate over the Pelephone network to benefit from advanced data services in those locations. Further deployment of the network is currently underway.

It should be noted that, during that period, Partner and Cellcom also announced the launching of a 4G network over 5 MHz bandwidth within the 1800 MHz spectrum.

On January 21, 2015, Pelephone participated in an online tender held by the State for the allocation of 4G LTE frequencies. Under the tender, Pelephone received 15 MHz bandwidth within the 1800 MHz spectrum, at a total cost of NIS 96 million,

On March 5, 2015, the Minister of Communications approved the outcome of the tender. The Temporary Allocation will expire on the date of allocation of the frequencies subsequent to the tender or on the date that the frequency band in the Temporary Allocation is allocated to another operator, at the earlier date.

Pursuant to the provisions of the tender, receipt of a license for the frequencies is contingent upon an amendment to the existing license. Under this exclusive amendment, the requirements regarding deployment and quality of service via the 4G network are more stringent compared with the current standards (regarding the launch of the LTE network, see section 3.7.1C).

37
Penetration rate - the ratio between the number of subscribers in the market and the total population in Israel (excluding foreign workers and Palestinians, although they are included in the number of subscribers).

Chapter A (Description of Company Operations) of the Periodic Report for 2014

For information regarding the agreement between Pelephone, Cellcom and Golan Telecom for the establishment of a 4G (LTE) radio network, see section 3.6.2C.

B.	Smartphones

The penetration of smartphones, mobile phones with integrated operating systems allowing the use of advanced applications, has led to a rise in the consumption of data transfer services while simultaneously increasing the supply of alternative applications and services to Pelephone’s products and services provided by other entities.

3.1.6	Critical success factors and the changes occurring in them

A.	Adapting Pelephone’s cost structure and streamlining operations to enable Pelephone to confront the increased competition.

B.
Nationwide deployment of an advanced high-quality cellular network, regular maintenance of the high standard network and regular substantial investments in the cellular infrastructure for quality coverage of the entire country, the basis for providing Pelephone’s services, and for providing customers with the most advanced services using cutting edge infrastructures and technologies. See also Section 3.7.1).

C.
Diverse service and sales channels, including digital channels, enabling provision of high quality and efficient support and services for a wide range of customers, for successfully coping in a competitive market.

3.1.7	Main entry and exit barriers

A.	Main entry barriers are:

1.	The industry penetration rate is high (see section 3.1.4).

2.
The need for a cellular license, allocation of frequencies involving high costs and a resource in short supply (see section 2.16.9), and the regulatory control of operations applicable to the market (see Section 3.15.2).

3.	The need for significant financial resources for ongoing large-scale investments in infrastructures, which are affected by frequent technological developments.

4.	The difficulty involved in setting up radio sites due to regulatory restrictions and public opposition.

The main entry barriers do not apply to mobile virtual network operators (MVNO) and new cellular operators which own infrastructures and benefit from considerable easements enabling entry into the segment (see section 3.6.2 A and D).

B.	Main exit barriers are:

1.	The large investments and the time required to recoup them.

2.	The commitment to provide customers with services deriving from the terms of the cellular license and agreements made in accordance with those terms.

3.1.8	Structure of competition in the sector and changes occurring in it

A.	General

Until the end of 2011, four companies with a general license for providing cellular services operated in Israel’s cellular communications market. During 2012, a number of additional cellular operators began to operate. At this time there are five operators with cellular license operating in the market (Pelephone, Cellcom, Partner, Golan Telecom and HOT Mobile) and a few MVNO operators with cellular licenses for hosting on another network, mainly Rami Levy and Alon Cellular. The entry of the new operators has led to fierce competition, resulting in higher churn rates among the existing operators, severe erosion of tariffs and profit margins (for further information, see section 3.6.2A; with regard to infrastructure sharing, see section 3.6.2C).

Chapter A (Description of Company Operations) of the Periodic Report for 2014

B.	Entry of additional operators that own and share infrastructures

In 2012, subsequent to infrastructure owning cellular operators gaining the right to receive allocation of frequencies and operating licenses, Golan Telecom began operating as a new operator and HOT Mobile began operating a UMTS network. As part of their rights, the new operators undertook to establish independent nationwide networks (with temporary hosting on existing networks on a domestic roaming basis). At the end of 2013 and in 2014, HOT Mobile and Partner signed an infrastructure sharing agreement, and Cellcom and Golan Telecom signed an agreement for right of use and infrastructure sharing (see section 3.6.2C). These agreements, if approved, will allow Golan Telecom and HOT Mobile to avoid deploying independent nationwide networks of broadcasting sites, thus their network establishment, maintenance and operation costs will be significantly lower than those of Pelephone, Cellcom and Partner.

In January 2015, under the 4G frequency tender (see section 3.1.5A), Marathon 018 Ltd. (“Marathon 018”) was awarded 5 MHz bandwidth frequency, subject to compliance with the requirements under the tender.

If Marathon 018 receives a cellular operator license, it will become the sixth non-MVNO operator.

C.	MVNO - Mobile Virtual Network Operators

Following the government’s decision to encourage competition in the cellular market, to date eleven MVNO licenses have been granted to virtual operators (cellular operators that do not own infrastructures and provide services using the networks of the existing operators). Only a few holders of MVNO licenses are active in the private sector, including Rami Levy and Alon Cellular Ltd. (“Alon Cellular”). For information pertaining to Pelephone’s engagement in an agreement with Rami Levy and Alon Cellular, see section 3.6.2D).

D.	Marketing of service bundles by the competing cellular companies

Pelephone’s main competitors – Cellcom, Partner and HOT – also operate in the internet access (as ISPs), international telephony, domestic communications and television services sectors, and unlike Bezeq Group, they market diverse joint service bundles (see section 1.6.1).

For additional information about the structure of competition, see section 3.6.

3.2	Services and Products

3.2.1	Services

Description of the services Pelephone provides for its customers:

A.	Basic telephone services (VOICE) – basic voice services, call completion and auxiliary services such as call waiting, follow-me, voice mailbox, voice conference call and caller ID.

B.	Browsing and data communications services –internet browsing using 3G and 4G mobile devices.

C.	Messaging service – a service for sending and receiving SMS text messages and multimedia MMS messages.

D.
Content services - Pelephone offers its customers content services such as video services, anti-virus, Pelephone cloud backup and storage, a variety of televisions channels (Super TV)  and a music library (Musix) that enables listening to a variety of music via mobile phone and PC.

E.
Roaming services - Pelephone offers roaming services to customers travelling to countries throughout the world by using their own personal handset, with roaming coverage in approximately 212 countries. Pelephone also provides incoming roaming services for the customers of foreign operators staying in Israel.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

F.
Servicing and repair services – Pelephone offers its customers and its competitors’ customers expanded repair and warranty services; for a monthly fee entitling the customer to mobile handset repair and warranty services, or for a one-time payment at the time of repair.

In addition to providing these services to its customers, Pelephone also provides, as part of hosting agreements, basic voice services, internet browsing and data communication, outgoing and incoming text messaging, and roaming services for other cellular operators, see sections 3.6.2B and 3.6.2D.

3.2.2	Products

Terminal equipment – Pelephone offers various types of mobile phones, on-board telephones, hands-free devices, and accessories that support its range of services. Pelephone also offers its customers other terminal equipment such as tablets, laptops, modems, television sets and game consoles.

3.3	Revenue from products and services

Breakdown of Pelephone’s revenues from products and services (in NIS millions):

Products and Services	2014	2013	2012
Revenue from services	2,453	2,808	3,261
Percentage of Pelephone’s total revenue	71.7%	73.7%	73.0%
Revenue from products (terminal equipment)	966	1,001	1,207
Percentage of Pelephone’s total revenue	28.3%	26.3%	27.0%
Total revenue	3,419	3,809	4,468

3.4	Trade receivables

Breakdown of revenue from customers (in NIS million):

Products and Services	2014	2013	2012
Revenue from private customers	1,930	2,114	2,461
Revenue from business customers*	1,490	1,695	2,007
Total revenue	3,419	3,809	4,468
*
Revenue from business customers includes revenue from hosting agreements which amounted to NIS 244 million in 2014 (NIS 271 million in 2013). With regard to the roaming agreement with HOT Mobile, see section 3.6.2B.

At the end of 2014 Pelephone has 2.6 million subscribers.

It is noted that Pelephone has 836,000 pre-paid subscribers (customers who pay for communications services in advance), the revenues from these customers are not material in relation to Pelephone’s total revenues.

In addition to Pelephone’s abovementioned subscribers, who are end customers actually using Pelephone’s network, Pelephone provides services under hosting agreements to other cellular operators that use Pelephone’s network to provide services to their customers (see Section 3.6.2B and 3.6.2D).

3.5	Marketing, distribution and service

Pelephone’s distribution system includes 27 service and sales centers located throughout the country, which deal in service, customer sales, dealing with malfunctions or provision of a substitute handset while sending the malfunctioning handset for repair to a central laboratory owned by Pelephone, installation of handsets, and customer retention. This distribution network is reinforced with stores and stands at 41 points of sale (some of which are operated by Pelephone employees, and others by authorized dealers). In addition, Pelephone operates through an external sales network. As a rule, these dealers are paid a commission on sales.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Pelephone’s subscriber service network includes its website and 10 special purpose call centers which provide information and service regarding various matters in three languages, technical support, information regarding customer billing, value added services, sales and general information.

Pelephone’s sales and service network is reviewed from time to time and changes are made therein where necessary.

3.6	Competition

3.6.1	General

As part of the regulatory measures adopted by the Ministry of Communications in recent years with the aim of increasing competition in the cellular telephony market, several additional cellular operators, other than the four players in the market up to that point, began operating. The entry of the new operators has led to fierce competition resulting in higher churn rates among the existing operators and to a price war which has greatly eroded prices and profit margins. These trends continued and even increased in 2014 (for information see section 3.6.2A).

Breakdown, to the best of Pelephone’s knowledge, of the number of subscribers of Pelephone and of its competitors in 2014 and 2013 (thousands of subscribers, approximate).

		Pelephone	Partner	Cellcom	Golan Telecom(1)	HOT Mobile	MVNOs(1)	Total subscribers in market
At December 31, 2013	No. of subscribers(2)	2,642	2,956	3,092	390	810	144	10,034
	Market share	26.3%	29.5%	30.8%	3.9%	8.1%	1.4%
At Sep. 30, 2014	No. of subscribers(2)	2,600	2,894	3,010	600	932	165	10,201
	Market share	25.5%	28.4%	29.5%	5.9%	9.1%	1.6%

(1)	Golan Telecom and most of the other MVNOs are private companies which do not publish figures regarding the number of their subscribers and these figures are based on estimates.
(2)	The number of subscribers as at September 30, 2014 and December 31, 2013, are based on the public reports issued by Cellcom, Partner and HOT Mobile.

3.6.2	Regulatory measures and legislative amendments that increased competition in the segment

Over the past few years, the Ministry of Communications has promoted various regulatory measures for increasing competition in the cellular market. These measures have had immense impact on the structure of the market and its competition. Below is a description of the measures promoted by the Ministry in order to increase competition in the industry:

A.	Entry of additional operators that own infrastructure

The launching of HOT Mobile and Golan Telecom operations in May 2012 caused a very significant upsurge in the level of competition between all the cellular operators in the cellular market.

The increased competition led to a rise in subscriber churn, a fierce price war that intensifies from year to year, and substantial decline in communication package prices for thousands of existing subscribers. These trends continued in 2014 and are also continuing at the beginning of 2015.

In recent years Golan Telecom and HOT Mobile focused on the private market. In 2014 HOT Mobile began marketing packages also to large-scale business clients at prices lower than those offered by the veteran companies. In January 2015 Golan Telecom also turned to this target market.

To cope with the competition in the business market, in 2014 Pelephone substantially lowered the price of communications packages it provides to many large-scale business clients.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Pelephone expects these trends to continue in 2015, leading to further erosion of revenues and profitability. Pelephone is introducing streamlining measures and cost structure adjustments in an effort to reduce the impact on profit margins.

Pelephone’s foregoing estimates are forward-looking information, as defined in the Securities Law. These estimates may not materialize, may materialize in part or may materialize in a manner materially different from that forecast.

B.	Domestic roaming agreements

In 2012-2014 Pelephone provided domestic roaming services to Rami Levy and HOT Mobile. Pelephone’s revenues from domestic roaming services amounted to NIS 244 million in 2014 (NIS 271 million in 2013), with most of these revenues from HOT Mobile. The agreement with HOT Mobile terminated in December 2014.

With regard to the network sharing agreement HOT Mobile signed with Partner, see section C below.

C.	Infrastructure sharing

Ministry of Communications policy concerning infrastructure sharing

Further to the recommendations of an inter-ministerial team established by the Ministry of Communications, in May 2014 the Ministry published a “Policy for sharing broadband access networks belonging to holders of a general license, for providing mobile radio telephone services” paper (“the Policy Paper”).

The main points of the policy paper are:

1.	The Ministry of Communications encourages and will continue to encourage passive sharing of network sites and masts only, as well as the active sharing of antennae only, among all operators

2.
In general, the Ministry of Communications believes that active sharing of antennae, frequencies and radio equipment (multi-operator core network (MOCN)) is preferable to active sharing of antennae and radio equipment without the sharing of frequencies (multi-operator radio access network (MORAN)), in view of the need to streamline the frequency spectrum. However, the Ministry does not rule out the possibility that under special circumstances, it might consider it appropriate to approve a MORAN agreement if requested.

3.
In general, the Ministry of Communications will allow the sharing of transmission from cellular sites to centralized radio-based stations in a bandwidth-sharing configuration, nonetheless, under exceptional conditions, and at the Ministry’s discretion, it might allow sharing of transmission from the cellular sites to centralized radio-based stations in other cases as well.

4.
When reviewing individual network-sharing agreements, the Ministry of Communications will take into account the considerations specified in the Policy Paper, with regard to four key aspects: the existing level of competition and the potential for harm to the competition, the existing and expected inventory of frequencies and how efficiently they are being used, survivability and redundancy of the networks from the national perspective, and ensuring the level of telecommunications services over time.

5.
Based on the foregoing, the Ministry outlined principle guidelines for examining each individual network-sharing agreement submitted for its approval, which provide, among other things, that MOCN based sharing will not be allowed for two cellular operators with fully deployed 3G network, but may be considered regarding a new operator with a partially deployed 3G network with an established operator with a fully deployed 3G network, and that the Ministry will allow MOCN based sharing, provided that at least 3 independent wireless access networks are being operated in every region in Israel. Other conditions are also prescribed in the Policy Paper.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

6.
The Ministry of Communications does not intend to permit any sharing of radio infrastructure, including shared transmission to radio base stations, between Bezeq Group and HOT Group, which are the only owners of fixed-line infrastructure in Israel.

7.
The Minister of Communications will consider revoking all or some of the network sharing approvals, depending on the circumstances, if it emerges that the level of competition, coverage or customer service are harmed.

Infrastructure sharing agreements and providing right of use of networks

1.	Partner - HOT Mobile

In November 2013 Partner and HOT Mobile reported their engagement in a contract to establish a partnership which will maintain, develop and operate a single state-of-the-art cellular network for both companies, in which each company will hold 50% of the rights. According to the report, each party will continue maintaining and operating its core network separately and will provide cellular communication services to its customers only. They also reported that in the interim, until they obtain the duly required permits, Partner will grant HOT Mobile rights to use its cellular network, once preparations have been made and in accordance with any agreement or law.

In May 2014 Partner and HOT Mobile announced that the Commissioner decided to approve the terms of their networks sharing agreement. In its report Partner noted that it believes that the networks sharing agreement that they signed is, in principle, is in keeping with the Policy Paper and that the companies are in the process of obtaining the required Ministry of Communications approvals for implementing the networks sharing agreement. To the best of Pelephone’s knowledge the Ministry of Communications has not yet given approval.

2.	Cellcom - Golan Telecom

In December 2013, Cellcom signed an agreement with Golan Telecom for providing right of use of its G2 and G3 cellular networks. This agreement replaces the domestic roaming agreement between the companies since the launch of Golan Telecom operations.

As a consequence of the Policy Paper, in 2014 Cellcom announced that it had signed an agreement with Golan granting it the joint ownership and right to use the 4G network that it intends establishing. This agreement is in addition to the agreement for the right to use of the 2G and 3G networks that Cellcom and Golan signed in December 2013. These agreements are subject to the approvals of the Ministry of Communications and the Antitrust Commissioner. Cellcom’s announcement also noted that it is continuing its efforts to implement network sharing, including the sharing of the passive components at the cellular sites. To the best of Pelephone’s knowledge, the required regulatory approvals have not yet been given.

3.	Pelephone - Cellcom

In December 2013, before the Ministry of Communications issued its Policy Paper, Pelephone engaged in two infrastructure sharing agreements:

a.	An agreement with Cellcom for sharing the passive components at the cellular sites for the existing networks.

b.
An agreement with Cellcom and Golan Telecom to establish and operate a 4G LTE radio network. Under this agreement, a LTE network will be set up by a special purpose company owned equally by Pelephone and Cellcom, and will be supervised by a steering committee composed of Pelephone, Cellcom and Golan Telecom representatives.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

In view of the publication of the Policy Paper, under which these agreements do not comply with its prescribed threshold conditions, in September 2014 Pelephone engaged in a cooperation agreement with Cellcom for maintenance of the passive components at the cellular sites, including  uniting passive components and reducing costs through a joint supplier (contractor). The supplier, which will be chosen through a tender, will sign separate agreements with Pelephone and Cellcom for a period of at least 5 years. The agreement is subject to regulatory approvals that have not yet been obtained. On March 24, 2015, the Antitrust Authority notified the companies that it has no objection preventing the preparations regarding engagement requested in the application for exemption: A list was drawn up of potential offers for providing services and the preparation of procedures for a feasibility study regarding passive infrastructure sharing, and this prior to obtaining the requested exemption for the agreement.

The infrastructure sharing model contains potential for reducing the costs for establishing and ongoing operation of the network. Consequently, if Pelephone does not receive permission to operate under any network sharing model, the costs of Pelephone’s network are likely to be higher than those of its main competitors.

Pelephone’s estimates, as described above in this section, are forward-looking information. At this stage, there is no certainty as to the extent of future impact of the policy paper on Pelephone’s ability to operate under an infrastructure sharing model or the format of its operations based on such a model, nor is there any certainty as to the extent of the impact of approval or non approval for Pelephone operating under an infrastructure sharing model on the costs of its network.

D.	MVNO - Mobile Virtual Network Operator

The Ministry of Communications granted MVNO licenses to eleven companies. Several additional license applications have been submitted to the Ministry of Communications by various entities.

As at reporting date, there are five MVNO operators on the market and the most significant among them have agreements with Pelephone: Rami Levy uses Pelephone’s network under an agreement between the companies and an agreement between Pelephone and Alon Cellular for the use of Pelephone’s network (application of an exclusivity clause in the agreement is subject to regulatory approval, which has not yet been received). In 2014 Pelephone and Alon Cellular prepared the technological infrastructure for applying the agreement and at the end of 2014, the transfer of Alon Cellular subscribers to Pelephone’s network began.

In June 2014 the Ministry of Communications announced a hearing on the ruling, that in hosting agreements drawn up between cellular operators and MVNOs, the cellular operators may not demand hosting tariffs that are higher than the lowest tariff given to business customers in cellular agreements. Pelephone submitted its objection to this directive.

In November 2014 an order was received from the director of the Ministry of Communications regarding a mechanism for testing if the price charged from a MVNO is reasonable, based on the steps set out in the decision.

With regard to regulation of charges for roaming services abroad, see section 3.15.2B.

3.6.3	Positive and negative factors that affect Pelephone’s competitive status

A.	Positive factors:

1.	An extensively deployed high quality cellular network.

2.	Its positioning as a high-speed, cutting edge cellular network.

3.	A broad range of services and diverse service-customer interfacing, enabling high level of customer service.

4.	A wide distribution network, specialized in providing appropriate solutions for every type of customer, and a skilled human resources.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

5.	Robust equity structure and positive cash flow.

B.	Negative factors

1.
As a subsidiary of Bezeq, Pelephone is subject to regulatory restrictions for entering other areas of operation and expanding the service bundles it can offer its customers, which do not apply to its competitors.

2.	Restrictions of joint activities with the Company, including marketing of joint service bundles (see section 1.6.2).

3.	The establishment, operating and maintenance costs of Pelephone’s cellular networks are expected to be much higher if the infrastructure sharing agreements of the competitors are approved. .

3.7	Property, plant and equipment

Pelephone’s property, plant and equipment include its core network infrastructure equipment, radio sites, electronic equipment, computers, motor vehicles, terminal equipment, office furniture and equipment and leasehold improvements.

3.7.1	Infrastructure

A.	Pelephone currently operates communications networks using three main technologies:

1.
The 4G LTE technology is based on GSM standards. The advantages of this technology are larger data communication capacity and faster download rates than with the 3G technologies. All the terminal devices that support this technology also support the 3G technologies and the transition between the technologies is seamless.

2.
UMTS/HSPA, a digital technology based on the GSM standard. This technology is globally widespread, and enables subscriber identification and services to be provided through a SIM card, which can be moved from one handset to another. The advantage of this technology, inter alia, is that it supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps. This communication network is Pelephone’s primary network.

3.
CDMA digital technology. This technology is less prevalent worldwide than UMTS/HSPA and subscriber identification is via identification details burned onto the subscriber’s terminal equipment rather than by means of a SIM card. To date, this network serves a limited number of subscribers who seldom use the network. Since the UMTS/HSAP network was launched, Pelephone is working to transfer existing subscribers from CDMA to UMTS/HSPA, offering them to upgrade their handsets to the new network. Pelephone is not expanding its investments in this network beyond the needs of current maintenance.

B.         As at the date of publication of this report, the infrastructures for Pelephone’s networks are mainly based on two switch farms, which are connected to more than 2,250 sites.

C.         Launching of the LTE network

In April 2014 Pelephone signed an agreement with L.M. Ericsson Israel Ltd. (“Ericsson”) to upgrade the network center to support LTE, purchase and install radio equipment and implement additional adjustments to the network to support LTE The equipment that will be supplied to Pelephone will also support Advanced 4.5G LTE technology.

In September 2014, Pelephone signed a framework agreement for three years under which Ericsson will be Pelephone’s exclusive supplier for expanding the deployment of the 4G LTE radio network. The agreement is an extension of the agreement signed in April of that year for deploying the first stage of the network.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

The costs of establishing the network (payments to Ericsson and additional costs linked to the deployment and adaptation of the network) for 2014 through 2017 is expected to amount to NIS 600 million, including the cost of NIS 96 million for acquiring the frequencies. In addition, over the coming decade the Company will be required to continue establishing new broadcasting sites, among other things to comply with the terms of the cellular license. With regard to the frequencies tender, see section 3.1.5A.

Pelephone’s foregoing estimates concerning the costs of setting up the LTE network and payment period are forward-looking information, based on Pelephone’s forecasts and assessments, in part, regarding the speed of expanding and updating the network.

3.7.2	Premises used by Pelephone

Pelephone does not own land, and leases premises from others, including the Company, for its operations. Below is a description of the main premises used by Pelephone:

A.
The premises Pelephone uses for setting up its communications sites and network centers, as referred to in section 3.7.1, are spread throughout the country and are leased for varying periods (in many cases, for 5 years with an option to extend for a further 5 years). With regard to licensing of the sites, see Section 3.15.3.

B.
Pelephone has a permit agreement with the Israel Lands Administration (ILA). The permit agreement for the use of ILA land for erecting and operating communication sites regulates, inter alia, permit fees for such use until December 31, 2019.

C.
Pelephone’s head offices are in Givatayim and cover a total area of 17,800 sq.m. The rental period is until December 31, 2020, and includes an option for early termination of the agreement from December 31, 2017.

D.	For its sales and service operations, Pelephone leases 48 service centers and points of sale throughout the country.

E.
Pelephone has other lease agreements for warehouses (including a main logistics center where the central laboratory for repairing customer devices is located), offices, call centers, and two switch farms that it uses for its operations.

3.8	Intangible assets

3.8.1	Licenses

For details about Pelephone’s cellular license and its license to operate in the Administered Territories, see section 3.15.2.

3.8.2	Frequency usage rights

Pelephone is entitled to use frequencies by power of the cellular license and the Telegraph Ordinance, in the 850 MHz range for the CDMA network, and in the 850 MHz and 2100 MHz ranges for the UMTS/HSPA network. With regard to Pelephone’s right to use frequencies on the MHz 1800 spectrum subsequent to the January 2015 tender, see section 3.1.5A. For information regarding the shortage of frequencies in Israel, see section 3.15.1B For information concerning exposure to disruptions in the frequency spectrums used by Pelephone, see section 3.20.3F.

3.8.3	Trademarks

Pelephone has a number of registered trademarks, the primary one being “Pelephone”.

3.8.4	Software, computer systems and databases

Pelephone uses software and computer systems, some under purchased licenses and others which were developed by Pelephone’s IT department. Many of these licenses are limited in time, and are periodically renewed. The primary systems used by Pelephone are: After Pelephone received notice from the New Labor Federation (Histadrut) in September 2012, that it constitutes a representative workers union of Pelephone employees, Pelephone informed the Histadrut that rejected the notice of representation.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

3.9	Human resources

3.9.1	Organizational structure

Pelephone’s organizational structure at reporting date38:

3.9.2	Collective agreement

In December 2013, Pelephone signed a collective labor agreement between Pelephone and the New General Federation of Workers and Pelephone’s workers committee (the “Committee”), which will apply to all Pelephone’s employees, other than its senior management and certain employees in predefined positions. The agreement stipulates that Pelephone employees employed at date of signing of the agreement will receive employment tenure after 36 months and 48 months for new employees joining Pelephone subsequent to signing. In addition, the agreement sets out mechanisms for integrating the Committee in processes relating to placement, mobility and termination of employment of Pelephone’s tenured employees.

The agreement also set quotas for streamlining layoffs to be made at Pelephone and severance pay for tenured employees whose employment will be terminated due to such streamlining, as well as annual wage hikes and other financial perks (such as participation in summer-school costs and social activities) which Pelephone will grant its employees during the agreement period.

The agreement is valid from date of signing through December 31, 2016. Thereafter the agreement will automatically be renewed for further period of 18 months each, unless one of the parties give notice of their intention to change the agreement.

In November 2014 a collective agreement was signed regarding voluntary redundancy in 2014, for details see section 3.9.6.

38	Changes were made in Pelephone’s organizational structure in December 2013

Chapter A (Description of Company Operations) of the Periodic Report for 2014

3.9.3	Inventory of positions

Breakdown of the number of employees at Pelephone, by organizational structure.

	Number of employees
Department	December 31, 2014	December 31, 2013
Management and HQ	201	228
Marketing	46	57
Service – Private customers	1,719	1,784
Business customers	362	483
Logistices and terminal equipment division	199	260
Engineering and information systems	474	476
Total	3,001	3,288

The total number of employees in the above table includes employees employed in part time positions. The total number of positions39 at Pelephone at December 31, 2014 was 2,515 (at December 31, 2013 - 2,791).

3.9.4	Remuneration plans for employees and managers

Pelephone customarily gives its employees and managers bonuses and incentives on a monthly, quarterly or annual basis, based on compliance with defined goals and the type of work carried out by the employee.

3.9.5	Terms of employment

The majority of Pelephone’s employees are employed under monthly or annual contracts, based on the professions and positions in which they are employed. Most of the service and sales employees are shift workers who work part time and are employed on an hourly basis. Pelephone’s other employees are employed under monthly contracts, and some of them are employed under a monthly contract with a global addition for extra hours. The employment contracts include confidentiality, non-competition, and intellectual property restrictions.

3.9.6	Early retirement and employee layoffs

In November 2014 Pelephone signed a collective agreement with the New General Labor Federation and Pelephone’s workers committee regarding voluntary redundancy in 2014, under which 156 employees resigned at an overall cost of NIS 18 million.

3.10	Trade payables

3.10.1	Suppliers of terminal equipment

Pelephone purchases some of the terminal equipment and accessories from various importers in Israel and worldwide, and others it imports independently. In addition, Pelephone sells terminal equipment and accessories on consignment with the right to return terminal equipment to the suppliers. The agreements with most of the suppliers are based on framework agreements that set out, among other things, the supplier’s technical support for the terminal equipment it supplies, the availability of spare parts and repair turnaround, as well as the supplier’s product warranty as required by law. Most of these agreements do not include a purchase commitment on Pelephone’s part, purchases are made on a regular basis by means of purchase orders based on Pelephone’s needs.

In the event of termination of an engagement with a supplier of certain terminal equipment, Pelephone can increase quantities of terminal equipment purchased from other suppliers or purchase terminal equipment from a new supplier.

39	The number of positions at Pelephone were calculated as follows: Total monthly work hours divided by the standard monthly work hours.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

In May 2013, Pelephone signed an agreement with Apple Distribution International (“Apple”) to continue purchasing and distributing iPhone devices in Israel. Under this agreement, Pelephone is required, under certain circumstances, to purchase a minimum annual quantity of devices for a period of three years at the manufacturer’s current prices at date of purchase. Pelephone estimates that, as in recent years, these quantities will constitute a significant number of devices it expects to sell during the contract period.

The information in this section includes forward looking information based on Pelephone’s past experience, estimates and projections. The actual outcome may differ significantly from the foregoing estimates, taking into account, inter alia, changes that may apply to the business conditions and consumer demand for Apple products.

In 2014, Pelephone’s purchases from Apple accounted for less than 10% of its purchases from all its suppliers. Other than Apple, the distribution of the purchase of terminal equipment among the suppliers is such that it does not create any significant dependence on a particular equipment supplier or model.

3.10.2	Infrastructure suppliers

Pelephone uses Ericsson UMTS/HSPA and LTE infrastructure equipment and Nortel and Motorola CDMA infrastructure equipment. Pelephone has long-term agreements with Ericsson for maintenance, support and upgrading of software for the UMTS/HSPA and an agreement for the deployment of the 4G LTE networks with Ericsson, and in its opinion, it may become dependent on Ericsson regarding support for this network and its expansion. In the opinion of Pelephone, it could become dependent on Ericsson in connection with support for this network. In addition, the cellular network uses transmission, for which the Company is Pelephone’s main supplier.

3.11	Working capital

3.11.1	Working capital as defined in generally accepted accounting principles.

Pelephone’s working capital for 2014 includes current assets such as cash and cash equivalents, trade receivables, other receivables, debit balances and inventory, amounting to NIS 1,658 million; less all current liabilities such as Current maturities of bank loans and debentures, suppliers and service providers, and other payables amount to NIS 610 million.

3.11.2	Credit policy

Credit in handset sales transactions – Pelephone grants most of its customers who purchase cellular handsets an option to spread payment up to 36 equal installments. To reduce risk that may result from extending customer credit, Pelephone examines the financial reliability of its customers (based on parameters defined by Pelephone) and sets limits for the credit given to customers.

Pelephone discounts customers’ debts arising from the sale of terminal equipment in transactions paid by credit card in installments. The discounting transactions are carried out on a no-recourse basis.

Credit in monthly billing for cellular services – Pelephone customers are billed once a month in billing cycles on different days throughout the month, for service consumption during the previous month.

From most of its suppliers, Pelephone receives credit for periods ranging from 30 days to EOM + 92 days.

Breakdown of average customer and supplier credit in 2014:

	Credit in NIS millions	Average credit days
Customers for sales of terminal equipment (*)	1,271	407
Customers for services (*)	498	63
Trade payables	417	44

(*) Net of doubtful debts.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

3.12	Financing

3.12.1	General

Pelephone’s operations are financed out of cash flow from operating activities. Pelephone has bank loans and private debentures (non-negotiable).

Average and effective interest rate on Pelephone’s loans in 2014:

Source of financing	Amount at December 31, 2014 (NIS millions)	Currency or linkage	Average interest rate	Effective interest rate
Banking sources	20	CPI-linked NIS	4.49%	4.5%
Non-banking sources	73	CPI-linked NIS	4.46%	4.51%

In 2014 loans received from the Company were repaid in a total amount of NIS 220 million. Loans and debentures amounting to NIS 179 million were also repaid.

The credit extended to Pelephone is not reportable credit under the reportable credit guidelines. As at December 31, 2014, Pelephone is in compliance with its undertakings towards the banks and the debenture holders.

3.12.2	Credit facilities

As at December 31, 2014, Pelephone has no approved bank credit facilities.

3.12.3	Credit rating

In April 2014 Maalot ratified its ilAA\stable rating for Pelephone’s debentures (Series A through C).

3.12.4	Pelephone’ assessment for raising capital during the coming year and its sources

Pelephone expects to repay all its liabilities, in an amount of NIS 93 million, during 2015. Although Pelephone intends further investment in property, plant and equipment (mainly in the LTE network, see section 3.7.1), it estimates that it will not be required to raise finance in 2015 for its ongoing operations.

The foregoing information includes forward-looking information, as defined in the Securities Law, which is based on the company’s estimates and business experience. The actual results may differ significantly from that set out above if any of the company’s estimates do not materialize, including with regard to the scope or terms of investment in property, plant and equipment.

3.13	Taxation

See Note 6 to the 2014 financial statements.

3.14	Environmental risks and means for their management

3.14.1	Statutory provisions relating to the environment applicable to Pelephone’s operations

The broadcasting sites used by Pelephone are “radiation sources” as defined in the Non-Ionizing Radiation Law. The erection and operation of these sites, excluding those listed in the addendum to the law, requires a radiation permit.

The law prescribes a two-step licensing mechanism for obtaining a radiation source operating permit under which the applicant first applies for a permit to construct a radiation source (“the Erection Permit”), which will be in effect for no more than three months and may be extended by the Commissioner for up to nine months, then for a permit to operate the radiation source (“the Operating Permit”), which will be in effect for five years or as otherwise determined by the Minister for Environmental Protection.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

With regard to the Erection Permit, by law provides that the permit is contingent upon assessment of the maximum radiation levels to which human beings and the environment are expected to be exposed from the radiation source when in operation, including in the event of a malfunction, and the required measures for limiting the levels of exposure of human beings and the environment to the expected radiation from the radiation source when operating, including implementation of technological means that are in use (“the Limiting Measures”).

With regard to the Operating Permit, the law provides that the permit is contingent upon application of the Limiting Measures and to measuring the levels of exposure of human beings and the environment to the radiation generated while the radiation source is operating. The law further provides that the Operating Permit is contingent upon presentation of a licenses under the Communications Law and in certain cases, also of a construction permit pursuant to the Planning and Construction Law.

The law includes a punitive chapter under which, inter alia, the construction or operation of a source of radiation in contravention of the provisions of the permit and the construction or operation of a source of radiation without a permit, after having been warned in writing by the Commissioner, are strict liability offenses.

A limited number of town planning engineers operated in accordance with the mechanism prescribed in the Law and submitted their objections to providing an Operating Permit for one or another access facility.

It should be noted that regulation of the maximum permissible human exposure levels to radiation from a source of radiation and the safety ranges from communication broadcasting installations, including a limit on the placing of radiation masts on roof terraces, is still making its way through the Knesset’s interior Committee for Environmental Quality, as part of a proposed amendment to the regulations under the Non-Ionizing Radiation Law (the “Regulations”) which was accompanied by disagreements between the government ministries.

In January 2009, the Radiation Supervisor at the Ministry of Environmental Protection published guidelines regarding safety ranges and maximum permitted exposure levels with respect to radio frequency radiation, including from cellular antennae.

A discussion by the Knesset’s Interior Committee for Environmental Quality on May 4, 2011 resolved to request that the Minister for Environmental Protection delete, inter alia, the instruction distinguishing between a balcony and a roof terrace with regard to the prohibition on erecting and operating a source of radiation, from the wording of the proposed amendment to the regulations. The Minister of Environmental Protection replied to the committee chair that his ministry cannot agree to the request. In view of the above, promulgation of the amendment has been delayed.

On May 31, 2011, the World Health Organization’s International Agency for Research on Cancer (IARC) published an announcement to the effect that radiofrequency electromagnetic fields associated with the use of mobile phones may be carcinogenic to humans (Group 2B).

In this matter, it should be noted that from time to time, various documents are published on the websites of the Ministry of Environmental Protection at www.sviva.gov.il and of the World Health Organization at www.who.int.

It is further noted that the Ministry of Environmental Protection continuously monitors and supervises the broadcasting sites, operating a system which allows the computerized recordings from the control system at the broadcasting sites, to be used for checking and verifying that the broadcasting sites are in compliance with the Ministry’s requirements.

Cellular services are provided through a cellular phone which emits non-ionizing radiation (also known as electromagnetic radiation). Consumer Protection Regulations (Information regarding Non-Ionizing Radiation from a Cellular Telephone) 2002, specify the maximum permitted radiation level for a cellular phone which is measured in units of Specific Absorption Rate (SAR) and requires that Pelephone informs its customers accordingly. To the best of Pelephone knowledge, all the cellular phones that it markets comply with the relevant SAR standards. Also see section 3.20.2E.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

3.14.2	Pelephone’s environmental risk management policy

Pelephone conducts periodic radiation tests to ascertain its compliance with permitted operating and international standards. These tests are outsourced and carried out by companies authorized by the Ministry of Environmental Protection. Pelephone applies an internal enforcement procedure for monitoring implementation of the provisions of the Non-Ionizing Radiation Law, under the supervision of a senior manager. The purpose of the procedure is to assimilate the provisions of the law and limit the possibility of violation.

3.14.3	Transparency for consumers

Pelephone is subject to relevant laws prescribing obligations to publicize and inform customers about the radiation sources that it operates and from the mobile handsets that it supplies. The Radiation Supervisor at the Ministry of Environmental Protection publishes information on the ministry’s website concerning active cellular broadcasting facilities and those under construction. The Ministry of Environmental Protection continuously monitors the cellular broadcasting facilities erected and operated by Pelephone and the other operators. Pelephone publishes information on its website regarding radiation emitted from cellular phones and Ministry of Health regulations regarding preventive caution to be taken when using cellular phones.

3.15	Restrictions on and control of Pelephone’s operations

3.15.1	Statutory limitations

A.	Communications Law

The cellular services provided by Pelephone are subject to the provisions of the Communications Law and its regulations. For details of the cellular permit granted to Pelephone under  the Communications Law, see section 3.15.2.

The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued thereunder, and for violation of the terms of the license.

B.	Wireless Telegraph Ordinance

See section 2.16.9 above, which is also applicable to Pelephone’s operations.

For the allocation of radio frequencies to Pelephone, see section 3.8.2.

C.	Installations emitting electromagnetic radiation – see section 3.14.

D.	Consumer Protection Law

Pelephone’s operations are subject to the Consumer Protection Law which regulates the obligations of an operator vis-à-vis consumers.

E.	Change in interconnect fees (call completion fees)

For details of a significant reduction in the interconnect fees paid to cellular operators, see section 1.6.4B.

3.15.2	Pelephone’s cellular licenses

A.	General

Pelephone’s cellular license is valid until September 8, 202240.

40	The text of Pelephone’s cellular license is published on the Ministry of Communications website at www.moc.gov.il.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Furthermore, in April 2001, the Civil Administration for the Administered Territories granted Pelephone a general license for providing cellular services in the Administered Territories. The license is valid until September 2022 and the provisions of the general license granted to Pelephone by the Ministry of Communications (with certain adjustments) are applicable to it.

Breakdown of the primary provisions of Pelephone’s cellular license:

1.	Under certain circumstances, the Minister may modify the terms of the license, restrict or suspend it, and in certain instances even revoke it.

2.
The license is non-transferable and contains restrictions on the acquisition or transfer (including by way of a charge), directly or indirectly, of control or of 10% or more of any means of control in Pelephone, including a pledge on said means of control, unless the Minister has given prior consent.

3.	Pelephone is obliged to provide interconnect services to all other operators at equal terms and it must refrain from any discrimination in carrying out such interconnect service.

4.	Pelephone must refrain from granting infrastructure service priority to an affiliate licensee company (as defined in the license) over another licensee.

5.
Pelephone may not sell, lease or mortgage any of the assets used for the implementation of the license without the consent of the Minister of Communications, other than certain exceptions as set out in the license (see also Note 7.8 to the 2014 financial statements):

6.
In times of emergency, whoever is statutorily competent shall have the authority to issue Pelephone with certain instructions on its mode of operation and/or manner of provision of services (see section 3.20.2H).

7.
The license stipulates the types of payments Pelephone may bill its subscribers for with regard to cellular services, and the reports it is required to submit to the Ministry of Communications. The license also determines the Minister’s power to intervene in tariffs, in certain cases.

8.	The license obligates Pelephone to a minimum standard of service.

9.
To secure Pelephone’s undertakings and to compensate and indemnify the State of Israel for any damage that may be caused by acts committed by Pelephone, Pelephone is required to furnish a bank guarantee for USD 10 million.

B.	Changes in Pelephone’s license - billing for overseas roaming services

As aforesaid, the Minister may change the terms of the license, to add or delete terms. In December 2013, the Minister of Communications ordered the licenses of the cellular companies to be amended, effective from February 18, 2014. The main changes are:

1.	To block, as default, overseas browsing services for new and existing subscribers, with exceptions as stipulated.

2.	To send SMS messages to subscribers who purchased overseas roaming packages and to those who have reached a certain percentage of usage of any component of the package they purchased.

3.	To block subscribers’ overseas roaming services when they reach full usage of the package they purchased.

In addition, the Ministry of Communications announced that it would examine the option of opening the overseas roaming market to competition among all the operators, whereby, for this purpose, overseas roaming services would be separate from the services that the subscribers receive from their cellular providers in Israel.

Pelephone estimates that the effect of the foregoing amendment in the cellular operators’ licenses on the results of its operations, is not material.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Pelephone’s foregoing estimates are forward-looking information, as defined in the Securities Law. These estimates may not materialize, may materialize in part or may materialize in a manner materially different from that forecast.

C.	Hearing in regard to the required coverage and quality

In July 2014, the Ministry of Communications published a hearing directed to holders of a general license for providing cellular services, including Pelephone (“the Operators”). The hearing discusses an amendment to the Operators licenses that will tighten the cover and quality requirements for public telecommunications systems that they operate using 2G and 3G technology with nationwide deployment and in the Administered Territories (“the Hearing”).  Pelephone submitted its comments and reservations to the hearing. If the systems cover and quality requirements are tightened, as specified in the hearing, Pelephone and the other operators are likely to face significant costs.

D.	Functional continuity in emergency situations

For details, see section 1.6.4G.2.

3.15.3	Site construction licensing

Pelephone’s cellular service is provided, inter alia, through cellular sites deployed throughout Israel in accordance with engineering requirements. The constant need to upgrade and improve the quality of cellular services necessitates setting up cellular sites, configuration changes and changes in existing deployment of antennae.

Pelephone uses two main types of broadcasting sites along two tracks: macro sites that require a building permit from planning and construction committees (see reference to NOP 36) and wireless access devices (“access devices”), which are exempt from a building permit in accordance with Section 27 of the Communications Law and Section 266(C) of the Planning and Construction Law (“the Exemption Provision”).

Building permits under NOP 36

Licensing for the construction of cellular broadcasting sites that require building permits is governed under NOP 36, which came into force in 2002.

The NOP 36 licensing process requires, inter alia, that several approvals and permits be obtained from government authorities and regulators, including: a). An erection and operating permit from the Ministry of Environmental Protection, as set out in section 3.14.1, b) approval of the Civilian Aviation Administration in certain cases; c) IDF approval.

In addition, by law, as a condition for obtaining a permit for erecting a cellular communications broadcasting facility a deed of indemnity must be submitted to the local committee for impairment compensation claims. At the date of this update, Pelephone has deposited 234 indemnity notes with various local councils in accordance with the law.

Despite NOP 36 in its existing format, Pelephone (and its competitors) encounter difficulties in obtaining some of the required approvals, and in particular approvals from planning and construction authorities.

At the same time, criticism has been leveled at NOP 36 by various entities (including the argument that it is not applicable to 3G frequencies), which has led to a proposal to amend NOP 36 in a few rounds (“the Proposed New NOP 36A”).

Licensing the construction of cellular broadcasting sites that require building permits is governed by NOP 36, which came into force in 2002. The amended NOP 36 is currently pending government approval.

As part of the “pergola reform” - Amendment 101 to the Planning and Building Law, 1965, on August 1, 2014, the Planning and Building (Works and Buildings that are Exempt from a Permit) Regulations, 2014, entered into force. Regulation 34 provides, among other things, that the addition of an antenna to an existing, lawful broadcasting facility is exempt from a permit, subject to compliance with a combination of conditions and exclusions, including consistency with the plans and the applicable spatial instructions, to be determined by the local planning committees.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

On July 27, 2014 the Forum for Cellular Sanity and others filed a petition to the High Court of Justice (“HCJ”) for an order nisi instructing the Minister of Interior to explain, inter alia, why Regulation 34 of the Planning and Building Regulations (Works and Buildings that are Exempt from a Permit), 2014 is invalid or alternatively, should be revoked, and to issue an order nisi deferring entry into force of Regulation 34 from August 1, 2014 until a ruling is issued otherwise under the petition.

On August 3, 2014 the State’s response to the petition for an order nisi was filed to the HCJ, according to which, inter alia, the State’s position is that the petition for an order nisi should be denied. This due to the absence of any grounds for deferring the entry into force of Regulation 34.  Pelephone’s response to the petition for an order nisi was filed on August 10, 2014 under which Pelephone requests that the Court deny the petition.

In view of the foregoing, the HCJ handed a ruling on August 14, 2014 according to which, inter alia, HCJ does not accede to the petition for an order nisi and the petition will be heard.

On March 9, 2015 a hearing was held on the petition in HCJ and the petitioners arguments were heard, claiming that the petition in question is related to another petition, HCJ  5045/09 Forum for Cellular Sanity v. Attorney General and others, for which an order nisi was granted and arguments were heard (hereunder in this section: “the Other Petition”), and the link between the petitions should not be severed. In this context HCJ decided to defer the hearing on the petition until after a ruling is handed on the Other Petition. HCJ further stipulated, inter alia, that if a ruling is not handed on the Other Petition within 6 months, the petitioners may return and request that a hearing be held. HCJ further stated that the parties will be notified when a ruling is handed on the Other Petition, and the case will be noted in an internal reminder for another six months.

Access devices exempt from building permits: The second track under which Pelephone sets up broadcasting sites is the access facility track. Access installations require specific radiation permits under the Radiation Law but are exempt from building permit if they are constructed pursuant to the conditions provided in the exemption provision.

Some local authorities have disputed the applicability of the exemption provision on cellular network access installations and their use. Pelephone’s position on the applicability of the exemption was accepted in a number of rulings and decisions by local affairs courts and the use of such facilities and the supporting equipment was approved. Appeals have been filed against some of these rulings and decisions, some of which are still pending before the Supreme Court.

On September 9, 2009, the Attorney General summarized his position on the legal issue of access installations, according to which the Frequency Regulations for Access Installations, which contain the building permit exemption for wireless access installations as prescribed in Section 266C of the Building and Planning Law, were duly promulgated by authority and by law.

Nevertheless, the Attorney General determined that in view of the legal and factual changes which have occurred over the years since the regulations were promulgated, and in view of their importance, which were discussed and clarified during the team’s deliberations and in its report, the arrangement in its present format does not properly balance the interest of efficiency and competition with the interests embodied in the Building and Planning Law.

The Attorney General further stipulated that the Ministries of the Interior and Communications shall, by the end of October 2009, file amendments which will prescribe conditions limiting and restricting the applicability of the building permit exemption and use thereof.

On June 16, 2009, the Forum for Cellular Sanity and others filed a petition (this petition was preceded by another petition to local government dated July 2008 which centered on the issue of access installations) to the High Court of Justice (“HCJ”) for an order nisi instructing the Attorney General to explain, inter alia, why the State Prosecutor’s response regarding Pelephone’s application for leave of appeal must not be withdrawn, and to explain why the enforcement instructions issued to the urban claimants by the Attorney General should not be cancelled, whereby indictments are not to be filed or administrative demolition orders issued in respect of the erection and operation of cellular access installations without building permits.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

On September 9, 2010, a revised statement was filed by the State to the HCJ whereby on September 7, 2010 the Minister of the Interior sent a draft of the Planning and Construction (Installation of a Cellular Wireless Communication access installation) Regulations, 2010 (“the Access Installation Regulations”) for approval to the Knesset Economics Committee. The proposed Access Installation Regulations determine highly restrictive conditions for application of the building permit exemption for a wireless access installation.

In a later revised statement filed by the State to the HCJ on September 15, 2010, the State announced that the Attorney General believes, inter alia, that due to the delay in presenting the Access Installation Regulations for additional discussion and approval by the Economics Committee, instead of an interim order, a temporary injunction should be granted for the petitions, banning construction with building permit exemption of additional wireless access installations used by the cellular licensees for providing cellular services, until the promulgation of the Access Installation Regulations and until validation of the basic arrangement set out therein. The Attorney General also clarified that the basic arrangement set out in the Access Installation Regulations reflects the desired balance between all the various considerations relevant to the matter and in light of this, if the Access Installation Regulations are approved and promulgated and the basic arrangement prescribed therein takes effect, he believes the HCJ will have no grounds for intervention to include the cellular frequency sector in the Frequency Regulations for Access Installations.

In view of the foregoing, on September 16, 2010 the HCJ handed down a temporary injunction as requested in the Attorney General’s statement dated September 15, 2010, stipulating that the injunction would be valid until validation of the arrangement prescribed in the draft Access Installation Regulations or until otherwise decided. On February 16, 2011 the HCJ qualified the temporary injunction permitting the cellular companies to replace access installations which were no longer used or which were not in working order, subject to the terms laid down in the HCJ ruling. The temporary injunction remains in place until otherwise decided.

On September 30, 2013 the HCJ issued an order nisi as requested in both petitions and ordered responses to be filed.

On September 15, 2014 a hearing was held on petitions filed with the High Court of Justice and the arguments of all the parties were heard. In this context, HCJ recommended that the parties attempt to reach an arrangement that will balance the conflicting interests and move the process of promulgating the regulations forward in the spirit of the draft regulations from March 2010. HCJ further instructed the State to file an updated notice within 120 days which will include, among other things, the Minister of the Interior’s current position, the current position of the Minister of Communications with respect to both the draft regulations and the existing regulations, the current position of the Antitrust Commissioner and an update of the Knesset Economic Affairs Committee discussions. The parties were also granted permission to respond to the State’s position within 30 days of receipt. HCJ also instructed the parties to advise, no later than January 20, 2015 as to whether they have reached agreement and determined that after receiving notice from all the parties, HCJ will decide on how the cases will continue. In the State’s update notice to HCJ dated January 19, 2015 the State explained, among other things, that the Minister of the Interior at that time, Gideon Saar, announced his decision to terminate his position and consequently the terms of office of the relevant ministers changed. The State further stated that on December 8, 2014, the Knesset passed a bill to dissolve itself, ending the session and the Knesset went to pre-election recess. It may take a few weeks to for a new government following the elections on March 17, 2015. Under these circumstances, the State requested an extension from HCJ for filing its update notice until July 15, 2015, and on January 21, 2015 HCJ granted the requested extension.

Pelephone believes that if the Access Installation Regulations are approved as proposed, the option of using the building permit exemption track in order to erect cellular access installations will be severely restricted. A restriction of this track, together with the proposed tightening of the terms for construction of base sites in the parallel Proposed New NOP 36A track is likely to lead to noticeable tightening of obstacles restricting the construction of new broadcasting sites and access installations, and even to have an adverse effect on the quality of the cellular network.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

At reporting date, Pelephone operates 461 wireless access installations.

To sum up: Pelephone’s ability to maintain and preserve the quality of its cellular services as well as its coverage is based partly on its ability to construct cellular sites and install information equipment, including broadcasting sites. The difficulties encountered by Pelephone in obtaining the permits and approvals required may have an adverse effect on the existing infrastructure, network performance and on the construction of the additional cellular sites required by the network.

Inability to resolve these issues in a timely manner is liable to prevent the achievement of the service quality targets laid down in the cellular license.

A few sites constructed years ago still lack approvals from the Civil Aviation Administration and the IDF, even though applications for such approvals were submitted a long time ago. Furthermore, there are administrative or other delays in some of the building and planning committees for issuing building permits for sites. Consequently, Pelephone operates several broadcasting sites before obtaining the requisite building permits. Building permit applications submitted by Pelephone to the building and planning authorities are at various review or approval stages.

Construction of a broadcasting site without a building permit constitutes a breach of the law and in some cases it has led to the issuing of demolition orders of sites or the filing of indictments or instigation of civil proceedings against Pelephone and some of its officers.

At the reporting date Pelephone has succeeded in most of the above cases in refraining from demolition or delaying implementation of the demolition orders as part of arrangements made with the planning and building authorities in order to attempt to regulate the missing licensing. These understandings did not require admission of guilt and/or conviction of Pelephone’s officers. Notwithstanding, there is no certainty that this situation will continue in future, or that there will be no further cases where demolition orders will be issued and indictments will be filed because of building permits, including against officers.

Similar to other cellular operators in Israel, Pelephone might be required to dismantle broadcasting sites before the requisite approvals and permits have been obtained, based on the dates set out in the law. Pelephone uses access installations to provide coverage and capacity for highly populated areas. If legal grounds are established requiring the simultaneous demolition of sites in a given geographic area, service in that area may deteriorate until alternative broadcasting sites can be established.

3.15.4	Antitrust

The document setting out the terms of the merger between Pelephone and the Company includes various restrictions as to cooperation between the companies which were updated in 2010 (see Section 2.16.8D).

3.15.5	Standardization

Pelephone conducts routine durability and quality control tests of its facilities. The quality control and supervision do not detract from Pelephone’s responsibility towards its customers for the quality of the services it provides.

Pelephone complies with the 2008 version of Israeli ISO 9001 requirements for mobile radio telephony (cellular) services and undergoes periodic inspections by the Institute of Quality & Control (IQC) for verifying compliance with the standard. The current IQC approval is valid until December 2015.

Once a year, an inspection is conducted to ensure that Pelephone’s operations comply with the requirements of the standard. The last inspection was carried out in December 2014, and was successful.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

3.16	Material agreements

For information regarding the agreements with Ericsson, see section 3.10.2.

For information regarding the agreement with Apple, see section 3.10.1.

Pelephone has an agreement with the Ministry of Finance Accountant General (the “Accountant General”) for providing the government ministries with cellular services. In April 2013 the Accountant General exercised his option to extend the existing agreement for a further two years, from February 2014 through February 2016. As at December 2014, Pelephone provides terminal equipment and cellular services to 107,000 subscribers under this agreement.

For information regarding the agreement with the Israel Lands Administration, see section 3.7.2B.

For information regarding infrastructure sharing agreements with Cellcom, see section 3.6.2C.

For information regarding domestic roaming agreements with other cellular operators, see section 3.6.2.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

3.17	Legal proceedings41

Legal claims have been filed against Pelephone as part of the normal course of its business, including motions for certification as a class action suits.

3.17.1	Pending legal proceedings

Breakdown of proceedings for claims in material amounts and claims which could have material implications for Pelephone’s operations:

	Date	Parties	Court	Type of Action	Details	Amount of Claim NIS million
A.	August 2010	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.
The claimant claims that Pelephone should refrain from collecting Value Added Tax from customers who use its services when they are outside Israel. The motion also contains relief for an order instructing Pelephone to cease charging its customers VAT for such services which they use outside Israel, and an order instructing that the moneys collected to date be refunded. In August 2014 the Court dismissed the application for recognition. In October 2014 an appeal of the ruling was filed.
						The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels.

B.	February 2012	Customer v. Pelephone, the Company, Cellcom and Partner	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	The action relates to failure to comply with the provisions of the law with respect to people with disabilities when rendering Bezeq’s services.	Approximately 361 for all the defendants, without noting an amount for each of the defendants.

C.	May 2012	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimant alleges that Pelephone does not inform customers wishing to join its services using a handset that was not purchased from Pelephone, that if the handset does not support the 850 MHz frequency, they will only get partial reception over one frequency rather than two. On March 3, 2014, the court certified the claim as a class action, and this subsequent to Pelephone announcing its agreement (for reasons of efficiency) to conduct the claim as a class action, while retaining its arguments.	124

D.	August 2012	Customer v. Pelephone, Partner and Cellcom	District (Central)	A financial claim filed with a motion to certify it as a class action.
The claimants allege that under the repair services provided by the defendants for a fee (payment per repair or a monthly fee for repair service), if a certain part in the handset must be replaced, the defendants do not provide the customer with the spare part, and this in contravention of the law. Furthermore, the defendants reuse the replaced parts when providing repair services for other customers, thus ostensibly enriching themselves twice. The action also requests writs of mandamus and declaratory relief.
						Approximately 120 for each of the defendants, in a total amount of 360.

E.	December 2013.	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone does not grant the same perks to all its customers, thereby distinguishing between those customers that they allege Pelephone considers to be highly valuable and others, which they claim is in breach of Pelephone’s license and the law. They also request as remedy that Pelephone refrain from granting such perks.	300

41	For information concerning reporting policies and materiality, see section 2.18.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

3.17.2	Legal proceedings that ended during the Reporting Period

	Date of filing of the action	Parties	Court	Type of Action	Details	Amount of the original claim NIS million
A.	July 2008	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The action is for the refund of amounts which the claimants allege were over-collected from Pelephone’s subscribers for past due interest, rescheduling interest for rescheduling payments, direct debit fees, voucher handling fees and commissions for voucher payment at a service center, all of which are allegedly in violation of Pelephone’s license. In August 2014, the Court dismissed the motion to recognize the claim as a class action.	240

B.	May 2010	Customer v. Pelephone, Partner, Cellcom and Mirs Communications Ltd. (at present - HOT Mobile)	District (Central)	A financial claim filed with a motion to certify it as a class action.
The claimants claim that the companies are in violation of their obligations to erect cellular antenna sites of the required scope, proportion and deployment; to test and repair, and notify concerning non-ionizing radiation levels of cellular handsets after repair; and to warn against risks involved in maintaining a cellular handset. The motion contains numerous other declaratory reliefs and petitions for writs of mandamus with respect to the above matter.
In January 2013, Pelephone signed a settlement with the claimants to abandon the claim in return for Pelephone verifying and ascertaining certain matters relating to the claim and in return for the sale of earphones to customers at a reduced price for a certain period. This arrangement has been submitted to the court and is awaiting approval. In July 2014, the Court approved the settlement including Pelephone verifying and ascertaining certain matters relating to the claim and the sale of earphones to customers at a reduced price for a certain period. In October 2014 an appeal of the ruling was filed. The Plaintiffs are appealing, inter alia, that an investigator was not appointed for approving the settlement agreements between the parties (for the radiation tests that were agreed upon); that under the settlement agreement, the instructions of the Head of Radiation Safety were not enforced with regard to testing of mobile devices after repair and/or damage and/or upgrade, as well as the amount of compensation and legal’ fees awarded to the Plaintiffs. It should be noted that the appeal does not reject the basis of the settlement, it rather includes a request to reinforce execution of the arrangement regarding testing, and under these circumstances Pelephone does not face any significant risk.
Approximately 3,680 for each of the defendants (the total amount claimed against all four companies is more than 12,000)

C.	December 2010.	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.
The claimant alleges that Pelephone withholds from its subscribers one or more monthly benefits due to the fact that the date of the first invoice is not necessarily the same as the actual date of joining the plan. In May 2012, the court dismissed the motion to certify, and in June 2012 this ruling was appealed in the Supreme Court. In February 2014 the appellants withdrew their appeal.
*

Chapter A (Description of Company Operations) of the Periodic Report for 2014

	Date of filing of the action	Parties	Court	Type of Action	Details	Amount of the original claim NIS million
D.	August 2011	Customer v. Pelephone, Partner and Cellcom	District (Central)	A financial claim filed with a motion to certify it as a class action.
The action addresses the charge for calls made overseas when the call time is rounded up to a whole minute, and this, as alleged by the claimant, is contrary to the provisions of the license and in violation of the law. In September 2012 the court dismissed the claim and the motion for certification as a class action. In November 2012, the applicants filed an appeal against the ruling in the Supreme Court. In January 2015 the Supreme Court dismissed the appeal.
						*

E.	March 2012	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone makes false representations to the public by asserting that it provides internet browsing via its network at extremely high speeds while in practice the browsing speeds via Pelephone’s cellular network are lower than specified. In December 2013 a settlement agreement was signed, which was filed for the Court’s approval in January 2014. In June 2014 a ruling was handed approving the settlement reached between Pelephone and the plaintiffs.	242

F.	February 2013	Customer v. Pelephone	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	It was alleged that the applicant (and the alleged group) incurred damages as a result of the network failure on February 3, 2013. In January 2014 the Court dismissed the applicant’s personal claim and the motion to certify a class action.	160

Chapter A (Description of Company Operations) of the Periodic Report for 2014

3.18	Business Goals and Strategy

Pelephone’s main strategic objectives are:

3.18.1	Maintaining its market share.

3.18.2	Becoming market leader for data services and complementary products.

A.	Marketing of value-added supplementary services for browsing, such as data backup and storage, anti-virus, Musix and video services

B.	Increasing data transmission speeds and maintaining the leading image as the company with the fastest network in Israel.

C.	Increasing data service revenues.

3.18.3	Selling terminal equipment such as mobile phones, tablets, laptops, accessories, etc.

3.18.4	Streamlining operations and revising Pelephone’s cost structure.

3.18.5	Increasing customer satisfaction

3.18.6	Constantly improving the cellular network infrastructures

3.18.7	Reviewing options for penetrating new segments of operation linked to the core segment, such as cloud services, internet of things services (MTM).

3.19	Outlook for developments in the coming year

In 2015, a number of factors are expected to affect Pelephone’s activities, the main ones being:

3.19.1	Continuation of the fierce competition and price wars

Pelephone expects that the price wars between the operators will continue in 2015, further eroding the profitability of the veteran companies, and could even lead to changes in the structure of the cellular market.

3.19.2	Cellular network innovations

In 2015, Pelephone expects to continue investing in its cellular network and establishing its position as a high speed, top quality and cutting-edge network. Together with the investment in the network, Pelephone expects to launch and promote several services which will increase its revenues and image advantage over its competitors. Such services include anti-virus, data storage and backup, and Musix and video services.

3.19.3	Increase in Pelephone subscribers’ consumption of services

Pelephone expects that due to the erosion of tariffs and increase in number of subscribers using smartphones, the trend of increasing data communications consumption and AMPU will continue.

Pelephone’s above assessments of developments during the year to come are forward-looking information as defined in the Securities Law. These assessments are based, inter alia, on the state of competition in the cellular sector, the existing regulatory situation and the manner in which innovative changes are implemented in regulation. These assessments may not materialize or may materialize in a manner materially different from that described, depending, inter alia, on the structure of competition in the market, changes in consumption habits of cellular customers and regulatory developments in the segment.

3.20	Risk Factors

Risk factors deriving from the macro-economic environment, the unique qualities of the sector in which Pelephone operates, and risk factors specific to Pelephone.

3.20.1	Macroeconomic risks

Exposure to changes in exchange rates, interest rates and inflation – Pelephone is exposed to exchange rate risks as most of its terminal equipment, accessories, spare parts and infrastructure equipment are purchased in USD, whereas Pelephone’s revenues are in NIS. Erosion of the NIS against the USD may affect Pelephone’s profitability if it is unable to adjust selling prices at short notice. Pelephone’s CPI linked loans and debentures bear fixed interest rates, consequently interest rate changes may affect their fair value but not their book value.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

3.20.2	Sector-specific risks

A.
Investments in infrastructure and technological developments – the cellular market in Israel and worldwide is characterized by substantial capital investments in the deployment of infrastructure. The frequent technological changes in infrastructure and terminal equipment and the fierce competition in various market segments impose a heavy financial burden on the companies operating in the market, requiring them to update their infrastructure technology from time to time.

B.
Customer credit – Pelephone’s sales to its customers are mostly credit-based. Most of this credit, which is not covered by either insurance or sureties, is exposed to risk. It is noted that the credit is spread among a large number of customers and Pelephone’s collection mechanisms are efficient and competent.

C.
Regulatory developments – the industry in which Pelephone operates is subject to legislation and standardization relating to issues such as the environment, increased competition, tariffs, product warranty and repair, etc. Regulatory intervention in the industry may materially impact Pelephone’s structure of competition and operating costs.

D.
Competition - the cellular market in Israel is highly saturated and fiercely competitive, and is exposed to risks as a result of technological and regulatory developments (see section 3.6). The establishment, operating and maintenance costs of Pelephone’s cellular networks are expected to be much higher if the infrastructure sharing agreements of the competitors are approved.

E.
Electromagnetic radiation – Pelephone operates hundreds of broadcasting facilities and sells electromagnetic radiation emitting terminal equipment (see Section 3.14). Pelephone is taking measures to ensure that the levels of radiation emitted by these broadcasting facilities and terminal equipment do not exceed the radiation levels o permitted in the  Ministry of Environmental Protection guidelines (the levels adopted are based on international standards). Even though Pelephone acts in accordance with the Ministry of Environmental Protection guidelines, if health risks are found to exist or if the broadcasting sites or terminal equipment are found to emit radiation levels exceeding the permitted radiation standards, thereby constituting a health hazard, this may have an adverse effect due to reduced consumption of Pelephone’s services, difficulty in renting sites, compensation claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity deposited with the planning authorities with respect to section 197 of the Planning and Construction Law. Pelephone’s third-party liability policies do not currently cover electromagnetic radiation.

F.
Site licensing – establishing and operating cellular antennae require building permits from various planning and building committees, a process that involves, inter alia, obtaining several approvals from State entities and regulatory bodies. For further details of the difficulties Pelephone encounters when erecting and licensing sites, see section 3.15.3. These difficulties may impact the quality of the existing network and especially the deployment of the new network.

G.
Serious malfunction of information systems and engineering systems - Pelephone’s information systems are networked throughout the country through designated communications lines and through the internet. Pelephone’s business is highly dependent on these systems. Wide scale malicious damage (e.g.: viruses and cyber- attacks) or malfunction may adversely affect Pelephone’s business and its results.

H.
State of emergency - during an emergency, legislative provisions and certain provisions of the cellular license empower competent authorities to take necessary measures for ensuring the security of the State and/or public safety, including: obligating Pelephone (as a cellular license holder) to provide services to the defense forces, the appropriation of engineering equipment and facilities belonging to Pelephone, and even to take control of the system.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

3.20.3	Pelephone’s risk factors:

A.
Property risks and liabilities – Pelephone is exposed to various property risks and liabilities. Pelephone employs the services of an external professional insurance consultant specializing in this field. Pelephone has insurance policies that cover the regular risks to which it is exposed with restriction on the terms of the policies, such as various property insurances, various liability insurances, loss of profit cover, third-party cover and officers liability insurance. Nonetheless, Pelephone’s insurance policies do not cover certain types of risk, including certain faults arising from negligence or human error, radiation risks, terror, etc.

B.
Serious malfunctioning of the communications network – Pelephone’s communications network is spread throughout the country via core network sites, antenna sites and other systems. Pelephone’s business is totally dependent upon these systems. Wide scale malicious damage or malfunction might adversely affect Pelephone’s business and results.

C.
Damage by force majeure, war, catastrophe - any damage to the switching farm and/or servers used by Pelephone for its core activities could have an adverse effect on Pelephone’s business and its results.

D.
Legal proceedings – Pelephone is a party in legal proceedings, including class actions, which may result in it being liable for material amounts that cannot presently be estimated and no provision has been made in Pelephone’s financial statements for these proceedings. Class action suits may reach high amounts, since a major part of the residents of Israel are Pelephone consumers, and a claim relating to a small amount of damage to a single consumer could grow into a material  claim against Pelephone if certified as a class action applicable to all or a large proportion of those consumers.

E.
Labor relations - Pelephone has signed a collective agreement with the New General Federation of Workers and with the employees’ committee which applies to most of its employees. Implementation of the collective agreement may reduce managerial flexibility and incur additional costs for Pelephone (see section 0).

F.
Frequency spectrums - 850 MHz, 1800 MHz and 2100 MHz The frequencies are exposed to interference and could impair the service quality of the networks operated by Pelephone. The factors that could cause interference include the fact that the 850 MHz frequency is also used for terrestrial television broadcasts by television stations in the Middle East on the same frequency, causing interference in Pelephone’s 850 MHz UMTS/HSPA network. Furthermore, the Jordanian networks also use the same 2100 MHZ frequency range that Pelephone uses and in view of the limited cooperation between the operators in Jordan and Pelephone, this could have an effect.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

The chart below grades the impact of the foregoing risk factors on Pelephone’s operations, as assessed by Pelephone’s management. It should be noted that Pelephone’s assessments of the extent of the impact of a risk factor reflect the scope of the effect of such risk factor, on the assumption that it the risk factor will be realized and the foregoing does not express an assessment or give weight to the chances of its realization as aforesaid. The order in which the risk factors appear above and below is not necessarily based on the extent of the risk42.

Summary of risk factors - cellular telephony

Effect of risk factor on Pelephone’s activities as a whole Risk factors
	Major Impact	Moderate Impact	Minor Impact
Macro risks
Exposure to changes in the exchange rates, interest rates and inflation			X

Industry-specific Risks
Investments in infrastructures and technological changes	X
27.4.1 Customer credit		X
Regulatory developments	X
Competition	X
Electromagnetic radiation	X
Site licensing	X
Severe malfunctions in information systems	X
State of emergency	X

Pelephone’s risk factors:

Severe malfunctions in the communications network			X
Natural disasters	X
Legal proceedings	X
Legal proceedings		X
Difficult labor relations		X
Frequency spectrums		X

The information contained in Section 3.20 and Pelephone’s assessments of the effect of the risk factors on its operations and businesses is forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, Pelephone’s assessments of the market situation and its competitive structure. Actual results may differ significantly from these assessments if a change occurs in any of the factors taken into account in the assessments

42	See footnote 36.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

4.	Bezeq International – International telecommunications, Internet and NEP services

4.1	General

4.1.1	Structure and changes to area of operations

Bezeq International operates in a number of key areas: providing ISP services; international telecommunications services; domestic telephony services based on a VoB infrastructure; NEP services; as well as providing ICT (infrastructure and communication technologies) solutions and data transmission and PBX services.

Bezeq International’s international telecommunications services, similar to those of its competitor international operators, are provided primarily via the domestic networks of the Company and of HOT and the cellular networks, for connecting the subscriber to the international exchange network. For information regarding the hearing announced by the Ministry of Communications concerning new regulation of the international telecommunications market see section 1.6.2.

4.1.2	Legislative and statutory restrictions applicable to Bezeq International

Bezeq International’s segment of operations is primarily regulated by the Communications Law and its regulations, and the ITS licenses granted to Bezeq International (see Sections 4.13.1 and 4.13.2).

For key regulatory developments applicable to Bezeq International, see section 4.13.4.

4.1.3	Changes in the segment’s volume of operations and profitability

For information regarding changes in the volume and profitability of Bezeq International’s operations, see section 1.4.4C

4.1.4	Market developments and customer characteristics

4.1.2
The international telecommunications market in Israel, which has in recent years seen a decline in incoming and outgoing call volume, has been slowly reviving since the last quarter of 2012 due to service bundles offered by the cellular companies that include international calls. In 2014 the trend shifted again and the market declined (number of minutes) by 9.5% compared with annual growth of 5% in 2013.

4.1.3
The internet market growth in 2014 remained stagnant due to the high rate of penetration (approximately 71% of Israeli households are connected to the internet), together with a rise in browsing consumption. Generally, the increase in demand for high speed browsing requires Bezeq International to periodically increase its operating capacity via its Jonah submarine cable and the international capacity rights it acquires (for information regarding other Bezeq International infrastructure providers, see section 4.9.2).

4.1.5	Main entry and exit barriers

A.
The main entry barrier of the international call market is the need for an ITS license under the Communications Law and investment in infrastructure (the volume of investments in infrastructure is lower than the volume of investments in a domestic carrier or cellular infrastructure), which is affected by frequent technological changes. However, changes in licensing policies as set out below, and expanded use of VoIP technology, significantly reduces the effect of these barriers.

B.	The main entry barrier into the data and internet services market stems from investments in infrastructure (international capacity, access to the internet network and broad service network).

C.
The main exit barriers for these markets are long-term agreements with infrastructure suppliers and long term return on investments. Furthermore, Bezeq International is committed to providing service to its customers throughout their contract period.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

4.1.6	Alternatives for Bezeq International products and the international telecommunications market competition structure and applicable changes

In the international telecommunications market, VoIP technology enables transmission of international calls over the internet for users of this technology, and for TDM network users, through software products (such as Skype) and services of overseas communication providers, and the attractive cost of these services (including the lack of user fees) has led to steady growth in the number of users, and as a result, to a decline Bezeq International’s revenues.  At the same time, there are currently eight international telecommunication operators on the market that have ITS licenses from the Ministry of Communications for providing Bezeq International services.

For information regarding the hearing announced by the Ministry of Communications concerning new regulation of the international telecommunications market see section 1.6.2.

4.1.7	Structure of competition in the sector and applicable changes

In the internet access sector, some 40 companies have so far been granted ISP licenses, among them are five holders of international call licenses and all the cellular operators.

For further information regarding competition in the sector, see section 4.6.

4.2	Products and Services

Below are details of the principal products and services provided by Bezeq International:

4.2.1	Internet services

In the internet services sector Bezeq International provides internet access services for private and business customers, including requisite terminal equipment and support over DSL based transmission and cable infrastructure; hosting services offering site and server storage services at a designated installation, including value added services (such as monitoring and control); information security services; internet and LAN network connection security using required terminal equipment or software, including monitoring; data services including international IP based data communication solutions for business customers with global deployment; and high speed Wi-Fi services, including public hotspots.

Bezeq International provides these internet services primarily via its exclusive wholly-owned Jonah submarine cable, launched in December 2011. As aforesaid, Bezeq International is the only ISP operating in Israel that owns infrastructure.

4.2.2	Voice (telephony) services

In the voice services sector Bezeq International provides international direct dialing (IDD) services to business and private customers; toll-free dialing overseas for business customers; international call hubbing and routing services - transferring international calls between foreign telecommunication providers (worldwide); phone-card services enabling prepaid and postpaid dialing from Israel overseas and from abroad to Israel, and the 1809 service that allows dialing from Israel to other countries. In addition, Bezeq International provides domestic telephony services using VoB (Voice over Broadband) access through BIP.

4.2.3	International data services

Supply of international data communication solutions for business customers, including customized global deployment.

Customers can choose from a range of the most advanced data communication methods worldwide via Bezeq International’s submarine cable (in this regard, see section 4.2.1) and the optic cables deployed from Israel to Europe over which Bezeq International has long-term user rights, and through its business partnerships with leading global telecom providers such as BT, which provide its customers access to their sophisticated global network services.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

In addition to the foregoing services, Bezeq International offers ITS licensees to provide Bezeq International’s services and ISP licensees the use of its international capacities (through leasing or by purchasing indefeasible rights of use), over Bezeq International’s submarine cable, and the user rights it acquired in European terrestrial infrastructures and in other international networks.

4.2.4	ICT solutions for business customers

Bezeq International provides ICT (Information and Communication Technology) solutions for business customers. These ICT solutions include a broad range of communication services such as server and site hosting services (“Hosting Services”), already recorded web services, maintenance and technical support services, networking and system services, out-tasking and outsourcing services, security and risk management services, IP based services, exclusive state-of-the-art cloud computing services, online backup services and sale of equipment.

In July 2014 Bezeq International launched a service for the self-employed and small business sector in which it offers its Bigger service, an innovative digital platform for managing the business’s marketing and advertising.

PBX services

Bezeq International markets and maintains communication systems for the entire the Israeli market, and PBX exchanges, telephony networks and IP communications for its business customers. As part of its service contracts, Bezeq International provides maintenance services for various PBX exchange manufacturers. These services are given for gateways, PBX exchanges and network end points (NEP) for lines used as both internal and external lines. These services are all offered under Bezeq International’s NEP license.

4.3	Revenue

Breakdown of Bezeq International’s revenue (in NIS millions):

	2014	2013	2012
Voice services	395	401	383
% of total revenue	26.26%	27.98%	28.58%
Revenue from business internet and telecommunication services (ISP, PBX, ICT, data)	1,109	1,032	957
% of total revenue	73.74%	72.02%	71.42%
Total revenue	1,504	1,433	1,340

4.4	Trade receivables

Breakdown of revenue from private and business customers (in NIS million):

NIS million	2014	2013	2012
Revenue from private customers	529	535	538
Revenue from business customers	975	898	802
Total revenue	1,504	1,433	1,340
Notes: Revenue data were reclassified

4.5	Marketing, distribution and service

4.5.1	Marketing

The marketing division concentrates all its activities around a few regular service providers, among them the PR firms representing Bezeq International, through which Bezeq International also remains in contact with the various advertising media and production companies. Bezeq International believes that loss of contact with any of its regular advertising or marketing service providers will not have a significant effect on its marketing and distribution channels.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

4.5.2	Private market sales channels

A.	Recruitment and retention call centers for internet and telephony service customers.

B.	A national direct sales network offering door-to-door service, and operating points of sale and customer management.

C.	Customer technical support and service provided through service and support call centers.

D.	A distribution channel that includes external points of sale and field networks of resellers and dealers.

E.	The Company sells Bezeq International services as part of joint service bundles (see section 1.6.2B).

4.5.3	Business market sales channels

These channels include customer recruitment centers, business service and solution centers, and customer managers, based on customer type

4.6	Competition

4.6.1	Internet access services

A.	There are a number of competitors in this market, including Bezeq International, 013 Netvision (Cellcom), 012 Smile (Partner), Hot Net and two minor niche players whose share is not material.

Bezeq International estimates that its share of the internet access market at December 31, 2014 is 42%43 compared with a market share of 40.6% at December 31, 201344.

B.	General nature of competition in 2014

1.	High penetration rate - at the end of 2014, approximately 71% of Israeli households were connected to the internet, based on Central Bureau of Statistics data.

2.	Rate erosion.

3.	HOT frequently collaborates with Bezeq International’s direct competitors. Furthermore, HOT has independent internet access operations through Hot-Net.

C.	Developments in 2014:

1.
Upgrade of internet infrastructures (the Company and HOT) and increased speeds offered to customers (the Company’s NGN network) enables internet access providers and infrastructure providers to offer a range of speeds from 10MB through 200MB.

2.	Strengthening of the trend of selling service bundles.

3.	Continuation of the rising trend in value-added services sales.

4.	Due to market saturation, emphasis is given to strengthening customer loyalty.

43	This market share estimate is based on the assumption of an increase of 15,000 infrastructure customers during the fourth quarter of 2014, based on the growth figures published by the Company and HOT.
44
Bezeq International’s estimate of its internet access market share at December 31, 2013 is based on calculating the ratio between the number of its subscribers, and the total number of ISP subscribers (based on public figures for the Company and HOT).

Chapter A (Description of Company Operations) of the Periodic Report for 2014

4.6.2	International telephony services

A.	As at the end of 2014, there are eight players on the market (014 Bezeq International, 013 Netvision, -12 Smile, Golan Telecom International Ltd. and Hot Mobile International Communications Ltd).

Bezeq International estimates that its market share for outgoing international calls at December 31, 2014 is 23% compared with a market share of 21.2% at December 31, 201345.

B.	General nature of competition in 2014:

1.	In 2014 the trend reversed and the market declined in minutes (see section 4.1.4); alongside this trend, prices continued to erode.

2.	Competition is focused on specific population sectors.

3.	The product is a commodity.

4.6.3	Communication solutions for the business sector

With the aim of increasing revenues from business customers, Bezeq International continues to supply ICT (Information Communication Technology) services, providing full solutions in areas such as system, networking, IT, hosting, voice, data, ISP, wireless (wireless networks), and cloud computing.

Bezeq International has adopted a comprehensive solution model with a single contact person, fully responsible for the process, dealing the customer (one service provider, one responsibility).

Since December 2011, Bezeq International uses its wholly-owned submarine optic communications cable between Israel and Italy.

The international capacity passing through Bezeq International’s submarine cable serves the needs of Bezeq International and its various customers in addition to the Med Nautilus network capacity for which Bezeq International purchased user rights. Bezeq International is the only ISP in Israel that owns a submarine cable.

A.
In the ICT sector Bezeq International competes with competitors such as Binat, Teldor, IBM and others. In 2014 Bezeq International continued to establish its position in the ICT market and gained recognition and endorsement from leading global suppliers in the market.

B.
NEP services - the traditional telephone exchange sector includes a large number of competitors and fierce competition which has given rise to erosion of service prices. The prominent competitors are Teldor Communications, Tadiran, Eurocom, GlobeCall and Tel-Yad. Data communications and IP telephony (adapting switchboards and terminal equipment to IP technology) is effected by the entry of new players from the IT sphere. These are companies such as: Binat, Teldor, MalamTeam, IBM. These companies are substantially different from traditional NEP companies and are on a higher technological level. There is also a trend of communications companies that are conglomerating and the entry of new operators, with the intention of providing customers with total communications solutions, such as telephony, transmission, data communications, internet, and information security.

4.6.4
Bezeq International promotes its business with emphasis on differentiating it from its competitors as the owner of its own international infrastructure (Jonah cable) for its customers’ traffic providing high quality browsing performance, as well as its leading customer service.

4.6.5	The fact that, contrary to some of its competitors, Bezeq International is unable to offer its services as part of a non-detachable communications services bundle, adversely affects its operations.

45	Based on Ministry of Communications publication of figures for outgoing calls.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

4.7	Property, plant and equipment

Bezeq International has Veraz SoftSwitch switches. These switches are used to route Bezeq International’s voice traffic. The value-added services, including dialing cards, are based on an intelligent network (IN) .

Bezeq International’s technological infrastructures, which support voice, data and internet systems, are deployed at five sites, inside and outside Israel, inter alia, to provide services with high survivability.

Bezeq International has long-term agreements for the lease of the two main buildings in which it is based.  With respect to one of the buildings, an agreement was signed in June 2013 to extend the rental period for a further 10 years, with exit options for Bezeq International. The rental period of the other building is until 2015 (with four equal extension options until 2023).

4.8	Human resources

Breakdown of the Bezeq International employees in 2013 and 2014:

	Number of employees
	December 31, 2014	December 31, 2013
Head office employees	1,173	1,231
Sales and service representatives	759	776
Total	1,932	2,007

Organizational structure

The following chart presents the organizational structure of Bezeq International:

All Bezeq International employees are employed under standard personal contracts based on their professions and the positions they fill. The salary structure for some of them contains a performance-linked component of commissions and incentives.

In March 2014, Bezeq International received notice from the New Labor Federation (“the Histadrut”) that more than one third of Bezeq International’s employees had chosen to sign up as members of the Histadrut, and therefore it is the representative workers union of Bezeq International’s employees. After reviewing the enrollment forms that it received, Bezeq International informed the Histadrut that it is inclined to recognize it as the representative workers union of Bezeq International. The parties are negotiating a collective labor agreement

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Commencing May 15, 2014, Moti Elmaliach is the CEO of Bezeq International. This follows the announcement by the previous CEO of Bezeq International, Yitzhak Benbenisti, that he would be stepping down.

4.9	Trade payables

4.9.1	Foreign operators

Bezeq International has collaboration agreements with some 200 foreign operators, under which Bezeq International transfers, to and from these operators, international calls (including outgoing calls from Israel, incoming calls to Israel and calls between various destinations outside of Israel) to some 240 destinations worldwide.

4.9.2	Capacity providers

Bezeq International is dependent upon the Company for domestic capacity to provide its services.

Under its agreement with Med Nautilus, Bezeq International purchased indefeasible rights of use to a particular non-specific part of the communication capacity transferred by the undersea cable system operated by Med Nautilus between Israel and Europe for a period of up to 15 years from the date on which it started using this capacity (with an option to extend the period of use). The periods of use are at least until 2017 – 2027, depending on the date of the start of use of the capacity. Bezeq International paid for these rights of use in a lump sum payment shortly before the date on which it started using the capacity.

As Bezeq International primarily uses its own submarine cable, the Med Nautilus capacity is used mainly for backup.

4.10	Working capital:

The working capital in Bezeq International’s 2014 financial statements is made up from current assets such as cash and cash equivalents, trade receivables, other receivables, current tax assets and inventories, amounting to NIS 487 million; less total current liabilities such as current maturities of loans from the Company, trade payables, other payables and provisions, amounting to NIS 313 million.

4.11	Financing

As of the date of the periodic report, Bezeq International has no  liabilities to banks and is not using its approved credit line. The source of Bezeq International’s finance in recent years has been positive cash flows from operating activities and loans from the Company.

4.12	Taxation

See also Note 6 to the 2014 financial statements.

4.13	Restrictions and supervision of Bezeq International’s operations

4.13.1	Legislative restrictions

Under the Communications Law, implementation of telecommunications operations and provision of telecommunications services, including international telecommunications services and internet access services, require a license from the Minister of Communications. The Minister is authorized to amend the license terms, to add to or detract from them, while taking into account, inter alia, the government’s telecommunications policy, public interest considerations, the licensees ability to provide services, contribution of the license to competition in the telecommunications industry, and the level of service in the market.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued thereunder, and for violation of the terms of the license.

4.13.2	Licenses

A.	International Telecommunications Service (ITS) license46

For providing voice (international telephony) and data services, Bezeq International operates in accordance with its ITS license which is valid until 2022. Pursuant to Ministry of Communications requirements, Bezeq International provided a bank guarantee of NIS 10.3 million in compliance with the terms of this license.

On July 9, 2014, the Minister of Communications granted Bezeq International the powers pertaining to land that are listed in Chapter 6 of the Communications Law, including access to land for the purpose of laying and maintaining a network.

B.	Special Domestic Carrier license

BIP provides domestic VoB telephony services under a special domestic carrier license that is valid until February 8, 2029. Pursuant to Ministry of Communications requirements, Bezeq International provided a bank guarantee of NIS 11.3 million in compliance with the terms of this license.

C.	Special ISP license for providing internet access services

Bezeq International has a special ISP license for providing internet access service that is valid until April 30, 2019.

D.	NEP license

Bezeq International provides NEP services under this license which is valid until April 30, 201547.

4.13.3	Interconnect payments

For information concerning interconnect fees paid to domestic carriers and cellular operators, including the reduction of interconnect fees to cellular operators as of 2011, see section 1.6.3C.

4.13.4	Key regulatory developments

A.	For possible changes in the communications market that could also affect Bezeq International as a consequence of policy to increase competitiveness, see section 1.6.3A.

B.
For information regarding the hearings announced by the Ministry of Communications in October 2013 and October 2014 concerning new regulation of the international telecommunications market see section 1.6.2. Resolutions adopted subsequent to this hearing could have significant effects on the structure of competition in the international telecommunications sector, and consequently also on the results of Bezeq International’s operations in this sector. At this stage Bezeq International is unable to estimate the scope of this effect, which depends, inter alia, on the type of resolutions that will be adopted subsequent to the hearing.

C.
In November 2012 the Ministry of Communications decided that VOC/VOB services will be regulated through a domestic carrier license (general or special), accordingly and not through a MVNO license. Bezeq International obtained permission to market these services under its special domestic carrier license, but at this stage it does not use this authorization. This decision could have a positive impact on Bezeq International’s operations if and when it can offer the services to its customers. Also see section 2.6.2C.

46	The text of the international carrier license is published on the Ministry of Communications website at www.moc.gov.il.
47	Bezeq International is taking measures to extend the license on the prescribed date.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

D.	Amendment to ISP license

Under the amendment to the special ISP license that Bezeq International received from the Ministry of Communications, which came into effect gradually from December 2, 2012 through May 1, 2013, provisions were added concerning the format of subscriber contracts, conditions for executing remote transactions and transactions in the presence of the parties, provisions for documenting a subscriber’s application for service, provisions for refund in the event of overcharge or services that were not requested, conditions for discontinuing the service, provisions concerning the billing format and sending bills to subscribers, provisions concerning the option to contact the ombudsman, provisions concerning the possibility of changing tariff plans, provisions for collecting subscriber debts, provisions concerning the treatment of subscribers’ complaints and the obligation to document and submit documents with regard to such treatment, and provisions concerning the obligation to publish information concerning tariff plans.

E.	Amendment to the Communications Law with respect to filtering of offensive content

In August 2012, the Ministry of Communications amended the of the ISPs licenses (fixed and mobile), adding provisions to the licenses concerning filtering of offensive sites and content, as a supplementary measure to the provisions of the law with regard to this issue. The amendment stipulates that a license holder will be required, inter alia, to inform its subscribers about offensive websites and content which are not suitable for children and teenagers, and to include details of methods for blocking access to such sites and content. Likewise, the license holder must offer its subscribers an effective service for filtering offensive sites and content, for no additional payment.

In December 2013 the Ministerial Committee on Legislation approved amendments in a bill concerning the ISPs obligation to inform their customers about internet risks. The primary change to the existing law in the new bill is the expansion of the information to be provided to customers concerning offensive content and the available means of protection against them (free filtering software apps, an obligation that already exists), the obligation to advertise filtering services on their homepage according to the size of the ad (this obligation already exists, other than the size of the ad) and the option will be reviewed for requiring the companies to invest a fixed annual amount in promoting awareness of this issue.

On August 6, 2014, the Ministry of Communications published a hearing on the issue of amending Bezeq International’s ITS license (corresponding with the bill discussed by the Economic Affairs Committee). The main points of the amendment are expansion of the existing obligation under the provisions of the Communications Law to inform customers and offer them an opportunity to protect themselves against offensive Internet content by means of basic filtering software that is provided free of charge. As part of the hearing, the Ministry seeks, among other things, to require Bezeq International to offer its customers more advanced filtering software free of charge, allowing them to choose between an applicative filter (which must be compatible for all devices) and the use of a network filter. Some of these solutions cannot be applied at the present time.

F.
For information concerning the hearing announced by the Ministry of Communications with regard to uniform licensing, see section 1.6.1. Bezeq International intends filing an application for such uniform license.

G.	With regard to the decisions of the Ministry of Communications concerning application of the engineering model and setting of the wholesale market prices, see section 1.6.3

H.	With regard to the Ministry of Communications decisions concerning application of the wholesale market model for the physical infrastructure (SLU) sector, see section 1.6.3

With regard to the hearings on the issue of call center response time and ensuring functional continuity, see update in section 1.6.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

4.14	Joint venture agreements

On January 18, 2010 Bezeq International signed an exclusive partnership agreement with British Telecom (BT) for providing global communications services to Israeli and multi-national companies operating in Israel. Under this agreement, Bezeq International will operate as a BT Alliance partner in Israel and will market a range of BT’s global IT services and products (such as global data communication networks, MPLS and international access lines). .

Chapter A (Description of Company Operations) of the Periodic Report for 2014

4.15	Legal proceedings48

During its normal course of business, legal claims have been filed against Bezeq International, including motions to certify class actions

4.15.1	Pending legal proceedings

	Date	Parties	Court	Type of Action	Details	Amount of Claim NIS million
A.	2008	Customer v. Bezeq International and other international operators	District (Central)	A financial claim filed with a motion to certify it as a class action.
Four claims, which were consolidated to form one suit relating to the use of international phone cards for dialing to destinations in the Philippines, Thailand and Nepal. The plaintiffs, who are foreign workers, claim that the phone cards provide an average of 50% of the time units indicated to the purchasers of the cards, Bezeq International also deducts call time for time unsuccessfully spent attempting to call someone, contrary to the declaration does not charge for units of round minutes, provides misleading information about the number of units on the card and formed a cartel with other international telecommunication companies regarding raising the prices for phone cards. The plaintiffs seek court recognition to file their claim as a class action on behalf of a group that includes anyone who purchased the relevant type of phone cards during the seven years prior to filing the claim and throughout the duration of the proceedings. The plaintiffs also petitioned the court to order Bezeq International to cease its foregoing conduct. In November 2010, the court recognized the motion to certify a class action on the grounds of deception. Nonetheless, the court dismissed part of the causes of action and determined that the deception ended after the purchase of several phone cards. A leave to appeal filed by Bezeq International was denied in September 2012 due to the settlement agreement signed between the other defendants in the proceedings and the plaintiffs.
						1,159

B.	December 2011.	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.	According to the plaintiffs, during October 2011, Bezeq International failed to provide its internet customers with the browsing speed it had undertaken in the contract. The plaintiffs claim refund of the monthly fees and compensation for mental anguish.	120

C.	February 2012	Customer v. Bezeq International and other international operators	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	Similar to the foregoing in line A above, the plaintiffs allege that the defendants misled customers who purchased overseas dialing services by means of pre-paid international phone cards, with respect to the number of minutes on the card.	2,700

48	For information concerning reporting policies and materiality, see section 2.18.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

	Date	Parties	Court	Type of Action	Details	Amount of Claim NIS million
D.	January 2015	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.
They claim that the Moreshet content filtering services that Bezeq International provides for its religious and traditional sector customers, for a fee, do not protect users from offensive content and that their exposure to such content caused them harm. It is further claimed that Bezeq International must compensate the customers who purchased content filtering services and who were not offered the basic filtering service which is provided free of charge.
Approximately 65, with the addition of NIS 1,000 for each member of the group, the size of which is unknown.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

4.16	Objectives, business strategy and projected developments

Bezeq International set itself the goal of continuing to lead the basic internet services market in Israel for private and business customers, while maintaining its revenues in its traditional markets:

4.16.1
To continue its leadership in the internet access market with emphasis on further differentiation of Bezeq International based on its network performance and the quality of the customer services it provides.

4.16.2	To intensify and expand its cloud-based solutions.

4.16.3	To strengthen its status as one of the leading ICT players in Israel.

4.16.4	To increase customer satisfaction by strengthening and expanding service openings (automated services, social networks, etc.).

These objectives may not materialize or may materialize in part only, due to regulatory changes that could harm Bezeq International’s ability to provide solutions for existing or changing market requirements, and due to all the other risk factors described below.

4.17	Risk Factors

Description of the risk factors deriving from the macro-economic environment, from the unique characteristics of the sector in which Bezeq International operates, and Bezeq International’s company specific risk factors:

4.17.1	Changes in foreign exchange rates

The primary currency in which Bezeq International operates is the NIS. Most of Bezeq International’s activities (turnover) are from customers in Israel (although Bezeq International also provides services to customers worldwide and charges them in foreign currency, primarily the USD). On the other hand Bezeq International uses services from providers worldwide and pays them for these services in foreign currency, primarily in USD. Changes in the exchange rates of the currencies in which Bezeq International operates against the NIS exposes it to rate differentials on the gap generated, which could adversely affect its profitability by increasing financing expenses, as well as its cash flows. As there isn’t a big gap between the currency linked income and expenses, exposure to this risk is not material. To protect itself against currency exposure, for specific material transactions, Bezeq International engages in hedging transactions and purchases other financial instruments.

4.17.2	Competition

For information concerning the effect of competition on Bezeq International’s businesses, see section 4.6.

4.17.3	Frequent technological developments and infrastructure investments

Bezeq International’s operations are characterized by frequent technological developments. The development of technologies constituting attractive alternatives to some of Bezeq International’s products (such as Skype) is likely to have a materially adverse effect on its operations. Furthermore, technological developments require frequent investment in infrastructure. See section 4.9.

4.17.4	Government supervision and regulation

For information relating to the application of the provisions of the law and licensing policies and their effect on Bezeq International, see section 4.13. Certain regulatory changes applicable to Bezeq International could have an adverse effect on its results and operations.

4.17.5	Legal proceedings

Bezeq International is a party to legal proceedings, including class actions, which could result in its being required to pay substantial sums. A provision has been made in Bezeq International’s financial statements for the proceedings which, according to the assessment of the company’s legal counsel, could require the use of Bezeq International’s financial resources. For information concerning legal proceedings to which Bezeq International is a party, see section 4.15.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

4.17.6	Failure of Bezeq International’s systems

In the event of damage to part or all of the systems used by Bezeq International to provide its services, whether due to various technical failures or force majeure, significant difficulties may be caused to the provision of its services.

The table below demonstrates the effects of the foregoing risk factors on Bezeq International’s operations, as assessed by its management. It should be noted that Bezeq International’s assessments with regard to the extent of the effect of a risk factor reflect the extent of effect of such risk factor, based on the assumption that the risk factor will be realized and the foregoing does not express an assessment or give weight to the chances of its realization as aforesaid. The order in which the risk factors appear above and below is not necessarily based on the extent of the risk49.

Summary of risk factors - international telecommunications, internet and NEP services

Effect of risk factor on Bezeq International’s operation
	Major Impact	Moderate Impact	Minor Impact
Macro risks
Exposure to changes in the currency exchange rate.			X
Industry-specific Risks
Increasing competition		X
Investments in infrastructure and technological changes		X
Government supervision and regulation	X
Special risks for Bezeq International
Exposure in legal proceedings		X
Systems failure		X

The information contained in section 4.17 and Bezeq International’s assessments of the effect of the risk factors on its operations and businesses is forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, Bezeq International’s assessments regarding the market situation and the structure of competition in it, and possible developments in the market and in the Israeli economy. Actual results may differ significantly from these assessments if a change occurs in any of the factors taken into account in the assessments.

49	See footnote 36.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

5.	DBS – Multi-channel television

5.1	General Information on the segment of operations

DBS, also known by its trade name YES, provides multi-channel television broadcast services via satellite, as well as other services to subscribers in Israel and the Administered Territories.

DBS is the only company currently holding licenses (which are not exclusive) for multi-channel satellite television broadcasting.

5.1.1	Structure and changes in segment of operations

A.
Currently operating in the subscriber multi-channel television broadcasting segment (“the Broadcasting Segment”) other than DBS, is HOT of HOT Group, which provides cable television services. Under the Antitrust Law HOT has a pronounced monopoly in the multi-channel television broadcasting segment. For information pertaining to additional communication services provided by HOT Group, see section 1.6.1.

B.
Second Authority for Television and Radio (the “Second Authority”) operates a digital terrestrial television and radio broadcasting system (DTT, known as Idan Plus) through which certain channels are broadcast to the public, free of charge. As at reporting date it broadcasts the channels of the Broadcasting Authority (Channel 1 and Channel 33), the commercial channels (Channel 2 and Channel 10) and the Knesset Channel (Channel 99). The DTT operator may broadcast additional channels including radio channels, Educational TV Channel and special topic channels. The channels are broadcast for a fee, however the Ministers of Communications and Finance may decide that the State will subsidize broadcasting fees applicable for subject-based channels and niche channels.

The subject-based channels may, under the Law, finance their broadcasts by charging a subscription fee in addition to the alternative of financing through commercials. The Ministers of Communications and Finance may appoint a private entity for operating the DTT system, in place of the Second Authority.

As at reporting date, the DTT is a partially alternative product to the multi-channel television broadcasts.

DBS believes that an increase in the number or range of channels broadcast via DTT, as well as the possibility of a private entity operating the DTT system, could increase the DTT alternatives to DBS’s services, and may therefore have a material detrimental effect on DBS’s results.

This assessment of DBS is forward-looking information, as defined in the Securities Law, based in part on the present version of the regulations and DBS’s assessment with regard to its application. This assessment may not materialize or may materialize differently than expected, inter alia, depending on the channels that will be included in DTT, the regulatory decisions under the law and applicable regulatory restrictions, and the system and channels it will include.

C.
The increase in the bandwidths of communication infrastructures in Israel, together with technological developments enabling the transmission of video content (including channels) via the internet, cellular networks and other infrastructures, and compression capabilities enable wider use of these infrastructures for the transmission of video content.

1.         Transmission of video content over additional communication infrastructures – this development has led to an increase in the number and range of video content accessible to the public (whether with or without authorization from the holders of title to the content50) via the various communication infrastructures51, and to a change in the format in which downloaded content is used for streaming. Viewing the content is by means of various items of terminal equipment, among them computers, televisions, tablets, and mobile phones. This trend allows diverse video content to be provided without the need for establishing specific network infrastructure (including by international entities) and as at reporting date, this is also not under regulatory supervision.

50	Also see section 2.6.5B.
51	DBS is a shareholder of Zira Ltd., which acts to prevent infringement of video content copyrights over the internet.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

In December 2014 Cellcom launched its Cellcom TV service, allowing VOD viewing through a special decoder, via the web, as well as the DTT content. To the best of DBS knowledge, other entities are considering launching similar services.

The establishment and development of such services could substantially affect competition in the broadcasting sector, which is currently based on designated infrastructures, and this effect could intensify if providing of such content continues without regulatory supervision (regarding possible regulation of the transmission of such video content, see section 5.17.12).

2.	DBS’s services over the internet - DBS provides VOD services via the internet (see section 5.2) as well as its yesGO service (see section 5.4).

For the recommendations of the task force regarding regulation of broadcasts via new broadcasting technologies, see section 5.17.12.

5.1.2	Legislation, restrictions and special constraints in the area of broadcasts

Operations in the broadcasting sector are subject to extensive communications regulation, particularly the Communications Law, a strict licensing and monitoring regime and Ministry of Communications policy decisions. The broadcasting operations are also under the ongoing supervision of the Council, which sets policy, makes rules and monitors many areas of the sector, including broadcasting content, compliance regarding original Israeli productions, broadcasting ethics, consumer protection and approval of the channels broadcasted.

Due to the coherence and overlap between broadcasting and other media sectors, and in view of the operations of HOT and its affiliates in the telephony and internet sectors, the broadcasting sector is also materially affected by the Ministry of Communications policies and decisions regarding other media sectors.

5.1.3	Changes in the scope and profitability of operations in this sector

For further information concerning the changes in the scope of DBS’s operations and its profitability, see section 1.4.4D.

5.1.4	Market developments in the segment of operation

In February 2014, the Minister of Communications and the Council, gave their decision with regard to the marketing of limited channel packages that customers may select instead of the basic package (“the Base Packages”), as well as the maximum price at which these can be offered, under an amendment to the Communications Law. DBS markets three such base packages.

DBS estimates that if there is a significant switch to the base packages, this could adversely affect DBS results.

5.1.5	Technological developments that may have material effect on the area of operations

For information concerning broadcasting of video content over communications infrastructure, see section 5.1.1C.

5.1.6	Critical success factors in the segment of operations and changes occurring in it

DBS regards the following factors as critical to the success of its operations:

A.	Quality, differentiation, innovation and originality in the content, variety, branding and packaging of its broadcasts.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

B.	Provision of television services while using advanced technologies such as personal television services, and in particular, PVR decoders and VOD services (see section 5.2), as well as HOT services.

C.	Access to content via the internet for viewing over various terminal devices (with regard to yesGo services, see section 5.4)

D.	Offering communication service bundles that including television and other services such as telephony and internet (see section 5.17.11).

E.	High quality of customer service.

F.	Brand strength and its identification with quality, innovation and industry-leading content and services.

G.	Price

5.1.7	Main entry and exit barriers for the segment of operation

A.
The main entry barriers are: (a) the need for broadcasting licenses; (b) the investments required of carriers in the sector, including for setting up appropriate infrastructure and purchasing and producing content; (c) the limited volume and the characteristics of the Israeli broadcasting market; (d) broadcasting market saturation.

In recent years, some of these entry barriers have started to crumble as a result of regulatory changes (such as DTT, see section 5.1.1B) and of technological developments enabling transfer of video content over existing communication infrastructures, which are not under regulatory supervision (see section 5.1.1C).

B.
The main exit barriers are: (a) the regulatory barrier – termination of operations under the Broadcasting License depends on a decision of the Minister of Communications to cancel the license prior to the end of the license term, under the conditions set out in the license, including arrangements (which could be imposed on the licensee) for ensuring the continuation of broadcasts and services and minimization of harm to subscribers; (b) long-term contracts with important suppliers, and with entities which granted DBS long-term loans and subscribers.

5.1.8	Alternatives for products in the sector and applicable changes

With regard to multi-channel television broadcasts, DBS considers the following services as the main alternatives to it products:

A.
A variety of terrestrial channels broadcast to the Israeli public free of charge (for information regarding the DTT system, see section 5.1.1B). In addition, many foreign channels may be received in Israel using relatively inexpensive terminal equipment.

B.	Access to video content via various infrastructures, including the internet and cellular networks (for details and regarding the service launched by Cellcom, see section 5.1.1C).

5.1.9	Structure of competition in the sector and changes therein

The penetration rates of DBS and HOT are estimated by DBS to be approximately 62% of households in Israel. DBS believes that its chances of penetrating an additional material segment are not high for the reason that most of the remaining households are not potential customers for DBS and HOT, and the available alternative services to their services. To the best of DBS’s knowledge, there has not been material change in the over number of subscribers of DBS and HOT in recent years, mainly due to the strengthening of alternative products, however over the past year there has been a moderate increase in DBS’s share of this market. An increase in the number of subscribers may be accomplished mainly by recruiting subscribers from the competition and recruiting new subscribers following the natural growth in the number of households. The broadcasting sector is characterized by fierce competition between HOT and DBS, which requires an investment of substantial resources to retain existing subscribers and recruit new ones.

For further information regarding competition in the segment, see section 5.7.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

5.2	Products and Services

5.2.1	Broadcasts

DBS’s broadcasts provide its subscribers with a wide variety of channels: there are approximately 160 video channels (of which 5 are pay per view (PPV) channels and more than 20 are HD (High Definition) channels), in addition to radio, music and interactive services.

Under the terms of DBS’s broadcasting license and the Council’s decisions, these broadcasts include a basic package or some base packages that every subscriber is required to purchase (see section 5.1.4), as well as additional user selectable channels, either as packages or as individual channels, and PPV channels.

5.2.2	Advanced services

DBS markets PVR decoders which interface with DBS’s electronic broadcasting schedule and enable receipt of exclusive services, including advance booking of recordings, recording of series and pausing of live broadcasts.

DBS provides HD broadcasts which can be received through HD Zapper decoders. These broadcasts allow superior quality viewing. DBS also markets HDPVR decoders that enable HD broadcasts and PVR services. In addition, these decoders also enable MultiRoom service through which, via a home network, content recorded on such decoders can also be viewed through other (HD Zapper or HDPVR) decoders in the subscriber’s home.

The majority of DBS subscribers use advanced decoders (PVR or HD Zapper). DBS believes that an increase in the number of subscribers using PVR decoders will contribute to increasing its revenues from these subscribers and to retaining them as subscribers, however this requires material financial investment.

For marketing methods of these decoders see section 5.9.2.

5.2.3	VOD services

DBS provides VOD services for its subscribers via the internet, allowing user selectable content viewing. These services are provided for a service subscription fee, with additional charge for some of the content. Connecting to a service requires, among other things, certain types of decoders. In recent years, the number of DBS subscribers connected to VOD services and the consumption of VOD services has increased significantly, inter alia, due to the increased supply of available content, increase in available band width at subscribers’ homes and significant increase in use of advanced decoders. Regarding the issue of regulating DBS’s VOD services, see section 5.17.12 below.

5.3	Revenue of products and services

Following is a table containing a breakdown of DBS’ revenues (in NIS millions):

	2014	2013	2012
Revenue from broadcasts and multi-channel television services to subscribers	1,708	1,617	1,612
Percentage of revenue	99%	99%	99%

5.4	New products

In March 2014, DBS launched its yesGo service, allowing subscribers to view the channels included under this service that they have purchased for home television viewing and VOD content, over a variety of terminal devices (smartphones, tablets and PCs)

Chapter A (Description of Company Operations) of the Periodic Report for 2014

5.5	Trade receivables

The overwhelming majority of DBS’s subscribers are private customers. DBS usually engages with its subscribers in subscriber agreements which regulate the rights and obligations of subscribers in their relations with DBS. Pursuant to the provisions of the broadcasting license, the subscriber agreement was approved by the Council and the Standard Contracts Tribunal. (This approval has expired). The Council has several applications from DBS to amend the subscriber agreement, which have not yet been agreed.

5.6	Marketing and Distribution

5.6.1
Marketing of DBS services is by way of publication in the various media. DBS sales to new subscribers are carried out via two key distribution channels (some by DBS employees and some by external resellers.

A.	Sales representatives working to recruit subscribers.

B.	Call centers that receive telephone inquiries from people interested in joining DBS services, as well as telemarketing campaigns to potential subscribers.

5.6.2	DBS’s sales to existing subscribers are carried out through call centers operated by its employees.

5.7	Competition

5.7.1	Competitors in the broadcasting market

The penetration rates of DBS and HOT are estimated by DBS to be approximately 62% of households in Israel.52

DBS’s main competitor, as mentioned in section 5.1.1 above, is HOT, which also provides multi-channel television services to subscribers. In addition, DBS considers the DTT broadcasts and video content via the internet as competition for its services.

Breakdown of DBS and HOT subscriber numbers and market shares53 to the best of its knowledge, at December 31, 2012, 2013 and 2014*.

2014		2013		2012
Subscribers	Market share	Subscribers	Market share	Subscribers	Market share
632,050	42%	601,117	40%	578,404	39%

*
The number of subscribers is approximate and the market share is rounded. Subscriber – one household or one small business customer. In the case of business customers who have more that a minimum number of decoders (such as hotels, kibbutz or gym), the number of subscribers are standardized.

5.7.2	Nature of competition today

Broadcasting competition focuses on broadcasting content, and price and quality of services, as well as offering additional services, such as HD and VOD services, and advanced decoders, as a result of the demand for advanced and personalized television broadcasting (allowing customers to select what content and when to view it).

Competition also involves offering additional communication services together with video content (for information regarding HOT’s service bundles see section 1.6.1).

52
DBS’s assessment of the broadcasting market penetration rates is based on the total number of DBS and HOT subscribers (according to HOT’s reports), divided by the total number of households in Israel according to Central Bureau of Statistics data for 2013.

53
The assessment of DBS’s market share in 2012 – 2014 is based on the total number of DBS and HOT subscribers (according to HOT’s reports). The figure for 2014 is based on data at the end of September 2014.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

5.7.3	Positive and negative factors of competition

A.	DBS’s management estimates that DBS has competitive advantages, the main ones being:

1.	Using the most cutting-edge technology worldwide for providing its services.

2.	The quality and variety of content DBS broadcasts to its subscribers.

3.	The level, quality and availability of DBS’s customer service.

4.	Fostering and promoting the “YES” brand as a preferred, popular brand with a high level of customer loyalty.

B.	However, DBS’s competitive operations suffer from inferiority or from adverse factors in a number of areas, the main ones being:

1.
Inferiority of infrastructure – DBS’s infrastructure is inferior because the satellite infrastructure does not enable bidirectional communication, it does not enable the provision of VOD services and does not enable the transmission of telephony and internet services, in contrast to the infrastructure of HOT which enables the supply of these services.

2.	Regulatory restrictions -

For information regarding restrictions on marketing joint service bundles see section 5.17.11 below.

For information regarding possible restrictions under the Commissioner’s conditions for a merger see section 1.1.2 above.

Regulation of the wholesale market as set out in section 1.6.3 (regarding ISP services - applicable as of February 2015), could ease the entry and establishment of new competitors, particularly if DBS is not permitted to purchase such services from the Company.

3.	Space segments - the use of space segments involves heavy expenses. Regarding the restriction on its ability to expand its supply of broadcasts see section 5.8.

4.	For information regarding the transmission of video content via additional communication infrastructures without regulatory supervision - see section 5.1.1C.

5.7.4	Main methods for coping with competition

Below are the main methods used by DBS for dealing with competition in the broadcasting sector:

A.	Content – DBS acts to purchase, produce and broadcast high-quality, innovative and varied content, creating differentiation of its content;

B.	Service – DBS places an emphasis on its customer service;

C.	Technology – DBS invests in expanding its technological capacities by focusing on providing innovative and advanced services, such as HD services and personalized television broadcasts.

D.	Branding – cultivation, promotion and differentiation of the YES brand;

5.8	Production capacity

The number of channels which DBS is capable of broadcasting to its subscribers depends on the number of space segments uses, its compression capability and the bandwidth required for transmission of each types channel. As at reporting date, DBS uses almost all the space segments at its disposal, consequently any increase in the number of channels it broadcasts, particularly of HD channels (which require greater bandwidth) would require additional space segments or improving its compression software. DBS obtains the space segments from a company that is wholly controlled by the Company (see section 5.18.1).

Chapter A (Description of Company Operations) of the Periodic Report for 2014

5.9	Property, plant and equipment

Below are the main components of DBS’s property, plant and equipment:

5.9.1	Land

DBS leases several real estate properties for its operations. Its head offices and main broadcasting center are located on leased land in Kfar Saba. The lease periods for these sites expire in 2019 and the lease periods for the other properties leased by DBS vary from one to 8.5 years (these periods are based on the assumption that DBS will exercise its options to extend these leases).

5.9.2	Terminal equipment

DBS installs a receiver dish and other terminal equipment in its subscribers’ homes, including decoders enabling reception of broadcasts and smart cards for decoding the encrypted broadcasts. Some decoders are rented to subscribers for a fixed rental that is paid throughout the broadcast reception period, and others are lent to subscribers (some of those on loan require a deposit which is amortized over the subscription period)54. DBS discounts the end equipment installation costs as part of its property, plant and equipment.

During the reporting period, DBS purchased decoders from two suppliers under framework agreements. HDPVR decoders, in a total amount of NIS 88 million, were purchased from Advanced Digital Broadcast S.A. (“ADB”), the decoder manufacturer, and Eurocom Digital Communications Ltd. (“Eurocom Digital Communications”), the importer that also provides product warranty for the decoders which ADB undertook under the agreement. Eurocom Digital Communications is controlled (indirectly) by Shaul Elovitch, the controlling shareholder of the Company, who is also the controlling shareholder (indirectly) of Eurocom DBS, the largest shareholder in DBS 55 (the “ADB Agreement”). HD Zapper decoders, in a total amount of NIS 31 million, were purchased from Altech and another supplier, which at reporting date no longer supplies decoders to DBS. DBS may become dependent upon these suppliers56.

5.9.3	Broadcasting equipment and computer and communications equipment

DBS has its central broadcasting center in Kfar Saba and a secondary broadcasting center close to Re’em Junction from where it transmits its broadcasts. The broadcasting centers operates reception and broadcasting equipment, as well as computer and communication systems. The secondary broadcasting center is operated by a third party which provides services for operating and maintenance of the secondary broadcasting center for DBS under a contract which is valid until the end of 2018 (with DBS having an extension option).

5.9.4	Operating and encryption systems

DBS purchases operating system services for operating the broadcasting system and decoders from NDS Limited (“NDS”), and purchases the hardware required for these services. DBS is dependent upon the regular supply of these services and products, including integration of the various decoders that DBS uses for the operating system.

Under the terms of the agreement with NDS, NDS provides development, licensing, supply, training, assimilation and maintenance services for encryption, broadcasting equipment and ancillary software required for DBS’s broadcasts and services. NDS undertook to adapt the equipment and services it provides for the various decoders and systems that DBS purchases, and to provide product warranty and support services. DBS makes lump sum payments and periodic payments for the NDS services and products, based primarily on the number of decoders in use and the number of its active subscribers. The agreement with NDS expires in May 2015.

In 2014 DBS payments to NDS amounted to NIS 34 million.

54	A negligible number of decoders is sold to subscribers.
55	For information regarding the share trust of Eurocom DBS under the terms of the merger as prescribed by the Antitrust Commissioner, see section 1.6.6.
56
Replacing a supplier with another supplier does not involve additional material costs, however a substantial preparatory period is required to adapt the decoders of the alternative supplier to the DBS broadcasting and transmission systems, which could, in the event of the termination of the engagement at short notice, cause DBS loss of revenues.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

5.9.5	Computerized billing system

DBS uses software and computer systems for managing its subscriber agreements, including its billing and collection system. In this regard, DBS engaged in a set of agreements with NetCracker Technology Solutions Ltd. and NetCracker Technology EMEA Limited (together - “NetCracker”), under which NetCracker granted DBS a non-exclusive license for using the system, and it undertook to provide DBS with maintenance services as set out in the agreements. In return for NetCracker’s products and services, DBS undertook to pay consideration comprising, inter alia, variable system user license fees depending on the number of subscribers, and variable costs for training, software upgrading, maintenance and support services for operating the system.

DBS is dependent upon NetCracker’s system and services due to their importance for managing and monitoring services and content purchased by subscribers and for billing its subscribers. Software and licenses

In 2014 DBS payments to NetCracker amounted to NIS 12 million.

5.10	Intangible assets

5.10.1	Licenses

D.B.S. owns the following key licenses:

A.
Broadcasting license valid through January 201757 – this license is material to DBS’s operations and is the main regulatory permit for its operations (for the conditions of this license, see section 5.17 below).

B.
A satellite television license for broadcasting in the Administered Territories, valid through December 2016, the terms of which are similar to those of DBS’s main broadcasting license, and DBS broadcasts to the Administered Territories under this license.

C.
An uplink license (for transfer of broadcasts from DBS’s broadcasting center to the broadcasting satellite and for setup and ancillary activities), which is valid through January 2017 or until the expiry of DBS’s broadcasting license, the earlier of the two. This license is essential for DBS’s operations and is the regulatory permit for the transmission of broadcasting messages from the broadcasting center to the broadcasting satellites and from them to the subscribers’ homes.

5.10.2	Trademarks

DBS owns registered trademarks primarily intended to protect its trade name (YES).

5.10.3	Software and licenses

See Note 9 to DBS’s 2014 financial statements.

5.11	Broadcasting rights

5.11.1	DBS has the broadcasting rights for two types of video content.

Content purchased from third parties, including content and channels, that own the broadcasting rights thereto;

Content which DBS invests in producing (in full or in part), and in addition to the actual right to include the content in its broadcasts, DBS generally also has rights in such content, at the rates specified in agreements with the producers. In most instances, DBS is also entitled to issue authorizations to use the rights and share the revenues stemming from additional use of the content, in addition to DBS broadcasting thereof

57	At the end of this period the agreement may be extended for additional periods of six years each, subject to the terms of the broadcasting license.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

5.11.2
The broadcasting and distribution of content by DBS over various media involves payment of royalties to the owners of copyrights and performance rights to music, sound recordings, scripts and directing of content, and for secondary broadcasting included under the Copyright Law, 2007 and the Performers and Broadcasters Rights Law, 1984. Such royalties are paid to several organizations operating in Israel, for collecting royalties on behalf of the owners of the intellectual property rights, under blanket licenses. Royalty payments under these licenses are, at times, based on a fixed payment and sometimes on various pricing methods, and with respect to some of the organizations, DBS may be required to pay additional amounts as royalties for transmitting content via certain media, and in amounts that DBS estimates are not expected to be material.

This estimate by DBS is a forward-looking statement, based among other things on estimates by DBS, including regarding the amount of use of the content and the positions of the various organizations, and should any of them change, this estimate may change accordingly.

5.11.3
Given the many content providers from which DBS purchases broadcasting rights, DBS does not have a main content provider and is not materially dependent on any single content provider. However, with respect to broadcasts of Israeli sports, at the date of this report there is dependence on the purchase of the broadcasting rights of local sports channels by these providers.

5.11.4	For information regarding broadcasting rights, see Note 7 to DBS 2014 financial statements.

5.12	Human resources

5.12.1	Organizational structure

DBS is made up of departments, each headed by a VP, who are members of DBS management.

(*) The Internal Auditor is not an employee of DBS.

5.12.2	DBS personnel by division

	Number of Employees
Division	At December 31, 2014	At December 31, 2013
Marketing	36	32
Customer Service	1,227	1,388
Content Department	64	74
Engineering	106	100
Finance and Operations Department	106	111
Human Resource Department	59	65
Regulation and Legal Administration Department	7	5
IT division	141	136
Management and Spokesperson	5	6
Sales Department	291	291
Total	2,042	2,208

Chapter A (Description of Company Operations) of the Periodic Report for 2014

5.12.3	Employee remuneration schemes

DBS customarily awards its officers and managers, as well as some of its employees, annual bonuses based on attaining goals and performance assessment.

5.12.4	Benefits and employment agreements

DBS employees are employed under personal employment agreements, on the basis of a monthly salary or an hourly wage, with some of the employees also entitled to performance-based compensation. The employment agreements are generally for an undefined period, and each party may terminate the agreement by prior notice in accordance with the agreement or the law.

DBS employs people in some of its departments on the weekly day of rest and on days of rest prescribed by the State, and it has an appropriate permit for such employment.

5.12.5	Labor union

On February 18, 2015 DBS received notice from the New Labor Federation (“the Histadrut”) that more than one third of DBS employees had joined the Histadrut, and therefore it is the representative workers union of DBS’s employees. On February 24, 2015, after reviewing the enrollment forms that DBS received from the Histadrut, DBS confirmed the Histadrut’s notice and recognized it as the representative workers union of DBS.

5.13	Trade payables

For a description of the engagement with Spacecom, see sections 5.8 and 5.18.1.

For a description of the agreements with the decoder suppliers, see section 5.9.2

For a description of the agreement with NDS, see section 5.9.4.

For a description of the agreement with NetCracker, see Section 5.9.5.

With respect to the purchase of the broadcasting rights to local sports channels, see section 5.11.3.

5.14	Working capital:

For information regarding working capital, see Note 4 to DBS 2014 financial statements.

5.15	Financing

5.15.1	Average interest rate on loans

Source of financing		Amount at December 31, 2014 (NIS millions)	Currency or linkage	Average interest rate	Effective interest rate
Long-term	Banking sources	79	NIS	3.45%	3.48%
loans	Non-bank (1)	1,739	CPI-linked NIS	6.8%	6.9%
	Shareholder loans(2)	4,054	CPI-linked NIS	6.1%	6.2%

(1)	The non-banking credit, which is valid until December 31, 2014, is made up of debentures (see section 5.15.3).

(2)
Loans provided to DBS by its shareholders are linked to the CPI and are divided into three types: A. interest-free loans; B. loans bearing annual interest of 5.5%; C. loans bearing annual interest of 11%; See also section 5.18.4 and Note 15 to DBS’s 2014 financial statements.

5.15.2	Bank financing

DBS is party to a financing agreement with a consortium of banks which was renewed in July 2012 (the “Financing Agreement” or “the Bank Financing Agreement” and “the Banks”, accordingly)

Chapter A (Description of Company Operations) of the Periodic Report for 2014

According to the Financing Agreement, until the end of 2015, DBS has an ongoing credit line of NIS 170 million as well as a credit line for “hedging transactions” of 10 million dollars 58.

For further information pertaining to the financial covenants and DBS’s compliance with them and other restrictions applicable to DBS under the financing agreement, and for information concerning collaterals set up in favor of the banks, see Note 26 to the DBS 2014 financial statements.

For further information pertaining to the bank loan DBS received in December 2014, see Note 10 to DBS 2014 financial statements.

Also see Note 10.1 to the 2014 financial statements.

5.15.3	Institutional financing

A.
DBS has a debenture series issued in 2007 to institutional investors, which were listed on the TACT Institutional at TASE under a deed of trust between DBS and Hermetic Trust (1975) Ltd. (“Deed of Trust A”), which was expanded in April 2014.

B.
DBS has a debenture series issued in 2010 to institutional investors, under a deed of trust between DBS and Hermetic Trust (1975) Ltd.(“Deed of Trust B”). This series was listed on the TACT institutional system at the TASE and was expanded in 2011 and 2012 and in April, October and November 2014.

C.	In May 2012, DBS and several institutional investors signed a debenture providing it at the same time with a loan (“Debenture 2012”).

Deed of Trust A and Deed of Trust B and Debenture 2012 will together be known as the “Institutional Financing Documents”.

For further information pertaining to the loan balance of these institutional financing documents, the financial covenants and DBS compliance with them and other primary restrictions applicable to DBS under the institutional financing documents, see Notes 14 and 26 to DBS 2014 financial statements. Also see Note 10.1 to the 2014 financial statements.

5.15.4	S&P Maalot ratings for DBS and its debentures

After raising the rating in April 2014, debentures issued under the institutional financing documents are rated by S&P Maalot as -ilA and DBS is rated by S&P Maalot as ilA- with stable outlook (issuer rating). At the same time, DBS rating was put on watch list with positive outlook. S&P Maalot ratified these ratings in January 2015.

5.15.5	Credit facilities (in NIS millions)

Credit facility	Used as at Dec. 31, 2014	Used as at March 9, 2015
170	4	4

5.15.6	Assessment of need to raise sources of financing in 2015

According to the payment schedule for the Financing Agreement and DBS’s debentures, in 2015 DBS is expected to repay NIS 493 million on account of principal and interest of its loans.

DBS management believes that the sources of financing available to it, which include, inter alia, a working capital deficit and potential capital raising amounts, will be sufficient for its operations in the coming year, and this based on the projected cash flows approved by the DBS board of directors. Should additional sources be necessary to meet operational needs in the coming year, DBS will adjust its operations such that it will not require additional sources beyond those available to it.

58
Use of these credit facilities is limited to the total working capital requirements of DBS, based on a formula set out in the Amended Financing Agreement, which is dependent on the customer balances of DBS, the total unused broadcasting rights of DBS, the depreciated cost of the decoders and the total trade payable balance of DBS in its financial statements.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

In recent years, DBS has raised external  financing to expand its investments. As at reporting date, a significant increase in the scope of DBS’s investments would require expanding its available sources of financing (for restrictions regarding additional credit, see Notes 14 and 26 to DBS 2014 financial statements).

5.16	Taxation

For information regarding DBS taxation, see Note 6 to the 2014 financial statements and Note 25 to DBS’s 2014 financial statements.

5.17	Restrictions on and supervision of the company

5.17.1	General

DBS’s operations are regulated by and subject to the extensive legislation applicable to the broadcasting sector, including primary legislation (specifically the Communications Law and subsequent regulations), secondary legislation (including the Communications Rules), as well as administrative guidelines and Council decisions.

Furthermore, DBS’s operations are subject to the provisions of its licenses, particularly the broadcasting license.

5.17.2	Eligibility requirements for satellite broadcasts licensee, cross-ownership restrictions

The provisions of the satellite broadcasting license prescribes various licensee restrictions, including eligibility requirements relating to the holdings of the licensee and its interested parties, direct and indirect, in cable broadcasting franchisees, franchisees under the Second Authority Law and daily newspapers.

5.17.3	Tariff control

The broadcasting license provides provisions regarding the types of fees the licensee may collect from its subscribers for services provided under the license, and those fixed in DBS price list. The vast majority of subscribers join special campaigns offering DBS services, including various content combination packages, related services, as well as the receipt and installation of terminal equipment at prices below the listed price.

The vast majority of subscribers join special offers, which offer the services of DBS, including different combinations of content packages, related services, as well as the receiving and installation of terminal equipment at prices which below the listed price for all components of the special offer and they appear in the DBS price list. The vast majority of subscribers join special offers, which offer the services of DBS, including different combinations of content packages, related services, as well as the receiving and installation of terminal equipment at prices which below the listed price for all components of the special offer..

Under Section 6(49) of the Communications Law, the license may stipulate maximum prices that can be charged to subscribers. At the date of this report, no such prices had been set. Furthermore, under section 2K(2) of the Communications Law, the Minister may set the price for the basic package.  For details of the basic package see section 5.1.4.

5.17.4	Requirement to invest in local productions

Under the provisions of the broadcasting license and the Council’s decisions, in 2014  DBS was is required invest an amount no less than 8% of its revenue from subscription fees59 in local productions, and according to the communications regulations and the decisions of the Council, DBS is required to invest different amounts of these investments in various genres of local productions. In 2014 DBS also supplemented investment shortfalls set by the Council for certain genres. The obligation to invest in local productions in 2015 remains at 8%, as aforesaid.

59	Including DBS revenues from terminal equipment and installation, and pursuant to the Council’s decision, also from VOD services.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

5.17.5	Requirement to transmit channels

In accordance with the requirements under the law and license, DBS is required to allow the producers of the channels prescribed in the law to use its infrastructures for transmitting broadcasts to its subscribers, and this in exchange for a fee (“Transmission Fee”) to be set in the agreement, and in the absence of agreement - in exchange for a fee that will be fixed by the Minister, after consulting with the Council.

Pursuant to the amendment to the Communications Law in 2010, niche channels are exempt from fees other than to HOT and DBS. In July 2014 DBS’s appeal to the High Court of Justice against the validity and applicability of this amendment was dismissed.

5.17.6	Content of the broadcasts and obligations with respect to subscription

The broadcasting license sets out provisions that relate to the content of DBS’s broadcasts, including an obligation to obtain the Council’s approval of the channels broadcast by DBS. The Communications Law forbids holders of broadcasting licenses to broadcast commercials, other than a few exceptions.

The broadcasting license also includes provisions regarding the subscriber service terms, including discrimination prohibition.

5.17.7	Exit penalty restrictions

See section 1.6.4C.

5.17.8	Ownership of broadcast channels

According to the communications rules, DBS, including its associated entities which are defined in the communications rules, may own up to 30% of the local channels broadcast by DBS. (This is in contrast to the 20% applicable to HOT.) DBS is restricted under the Communications Law regarding ownership of news broadcast productions, however under the Communications Law (Telecommunications and Broadcasts) (Amendment No.59 and Temporary Order), 2014 and the Council’s decision of March 2014, DBS broadcasts domestic news since April 2014. The Temporary Order was given for two years as of April 2014.

5.17.9	General provisions regarding the broadcasting license

The Minister and the Council have parallel powers for amending the broadcasting license. The Minister was authorized to cancel or postpone the broadcasting license for causes set out in the Communications Law and the broadcasting license. The Communications Law and broadcasting license stipulate restrictions on the transfer, attachment and encumbrance of the broadcasting license and any of the assets of the broadcasting license. The broadcasting license requires receipt of the approval of the Minister for specific changes in the holding of the means of control in DBS and imposes a reporting requirement regarding the holders of the means of control; hurting competition by way of an agreement, arrangement or understanding with a third party in terms of provision of broadcasts and services is prohibited, unless approved in advance and in writing by the Council; the obligation to file reports to the Ministry of Communications was defined as well as conditions regarding the regulation of the activity of the licenses; an obligation was stipulated to provide bank guarantees that are currently NIS -40 million (principal) to the Ministry of Communications to guarantee DBS’s undertakings under the license (in order to issue these guarantees, DBS shareholders provided securities to the issuing banks).

For information with respect to the restrictions relating to DBS regarding B Communications’ acquisition of control in the Company, see section 1.6.6.

5.17.10	Wiring in subscribers’ homes

In October 2012, the Ministry of Communications announced that it would cancel the administrative order applicable at that time, regulating subscriber churn between DBS and HOT, and reciprocal use of the infrastructure in subscribers home which in some cases is owned by the other provider. This announcement was further to the request by DBS and HOT to amend the administrative order, primarily for canceling the advance notice obligation for a subscriber connecting to another service provider. In 2013, DBS and HOT applied to the Ministry of Communications to amend this decision, so that the administrative instruction is not canceled but will be amended as they requested. As at reporting date the Ministry of Communications position on this issue has not yet been received.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

5.17.11	Service bundles

Under the broadcasting license, DBS may offer joint service bundles that include service provided by the Company and service by DBS, subject to obtaining Ministry of Communications approval (and if no objections are raised within the period specified in the license, such approval will be deemed granted) and subject to conditions, the most important of which are the “unbundling” obligation, and the existence of a corresponding bundle marketed by a licensee that is unrelated to the Company (see section 1.6.2B). A joint service bundle that includes the Company’s internet  infrastructure service only, does not require Ministry of Communications approval and the unbundling obligation does not apply.

Nevertheless, in 2012 the Antitrust Authority informed DBS that in its opinion, cooperation between DBS and the company which markets the joint service bundle, constitutes cooperation between (potential) competitors in this area of competition (this, subsequent to a ruling by the Supreme Court, see section 2.16.8C), which might be construed as a restrictive agreement and requires approval under the Antitrust Law (even if it complies with the conditions of the broadcasting license), and that the Commissioner does not intend to grant an exemption from the need for approval of the arrangement.

DBS believes that in view of the development of competition between the communications groups and the growing importance of the supply of comprehensive communications services (see section 1.6.1C), if the restrictions with regard to the Company’s control of DBS (see section1.6.2D) and the Company’s collaboration with DBS remain in place, the adverse impact of such restrictions on DBS’s results may increase.

With regard to conditions published by the Commissioner with regard to the merger of the Company and DBS, see section 1.1.2.

5.17.12	Regulation of the transmission of video content via media infrastructures

In February 2014 the Minister of Communications appointed a committee for reviewing commercial to review the regulation of commercial broadcasts, whose task is to review and compile recommendations, among other things, in connection with the principles and standards that will apply to all companies engaged in broadcasting of audio visual content.60. The committee was also required to make recommendations regarding the possible inclusion of commercials in HOT and DBS broadcasts. The committee was required to formulate its recommendations by August 2014. Further to a request from the committee, DBS submitted its position on the foregoing issues to the committee, in April 2014.

In August 2014, the Committee submitted its recommendations to the Minister of Communications under an interim report that it published. Among its recommendations, the committee recommended that a license not be required for providing audio-visual services over the Internet; that the regulations applicable to the new providers be imposed on them gradually, based on qualifying tests to be defined and the number of subscribers; and that a national communications authority be established to serve as a central regulator, which will incorporate the Ministry of Communications, the Second Authority and the Council. In September 2014, DBS submitted its response, in which it argued that licensing requirements should also apply to new suppliers, that the regulations should apply equally to holders of broadcasting licenses and to new providers, and that if the regulations are applied gradually, the date on which the regulations become applicable should be limited (not only by quantitative measures). As at reporting date, the committee is yet to submit its final report.

60
For information regarding earlier recommendations compiled by a joint Ministry of Communications and Council task force submitted to the Minister of Communications in 2011, see section 5.17.13 in the Description of the Company’s Business in the Company’s 2013 Periodic Report.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

The committee’s decisions, if applied, may affect the developing trend of video content transmitted over the web

DBS believes that the VOD services it provides over the web (see section 5.2.3), are not subject to the regulations currently applicable to the multi-channel television broadcasts and as far as it is aware, this is the position of the Ministry of Communications. DBS also believes that the other services it provides via the internet (such as yesGo) are also not subject to such regulation. Nonetheless, if other regulations will be formulated or applied, they may affect the foregoing services provided by DBS.

DBS’s estimates in this instance are forward-looking information, as defined in the Securities Law, based in part on the recommendations of the foregoing interim report as published at this date. It is not certain that these recommendations will remain as is in the committee’s final report, or that they will be implemented by the Ministry of Communications. These estimates may not materialize, or they may materialize in a manner that differs significantly from that foreseen, in part depending on the final recommendations of the committee, if they will be implemented and how they will be put into practice..

5.18	Material agreements

Below is a brief description of the main points of the agreements likely to be considered as material agreements not in the ordinary course of DBS’s business, which were signed and/or were valid during the period of the Periodic Report:

5.18.1	Space segment leasing agreement

Under the agreement with Spacecom Communications Ltd. (“Spacecom”)61, DBS leases Amos satellite space segments (“Space Agreement”). The agreement is valid until 2028, whereby the space segments available for DBS use are on satellites Amos 2 (until its end of life expected in 2016) and Amos 3, and thereafter on Amos 3 (until its end of life expected in 2022) and Amos 6 (which is expected to begin operating in 2016, and its end of life is expected to be in 2028)62. The agreement is for the lease of 12 space segments, however from 2022 the lease will be for 9 space segments. From commencement of Amos 6 operations, DBS will have rights to lease up to two additional space segments (at the same price as the other segments) by giving notice up to the end of 5 years from the foregoing operations commencement date, and will be entitled to give notice of termination of the lease of the additional segments by prior notice.

In the event of malfunction or non-availability of space segments on any of the satellites, a mechanism will be applied for partial backup on that satellite or on another satellite, if DBS leases space segments on it at that time. Furthermore, Spacecom undertook to make its best reasonable efforts to backup segments that are not supported as aforesaid on the Amos satellites, and if Spacecom is not able to do so, to provide alternative capacity on a satellite of another operator (setting Spacecom’s participation in any additional costs, in insignificant amounts, if incurred).

The leasing fee in 2014 amounted to approximately NIS 79 million.

DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, which is also responsible for operation of the space segments. With respect to exposure to risks in the event malfunction of any of the satellites, see section 5.21.3D.

61	A company controlled by the controlling shareholder of Eurocom DBS, the largest shareholder in DBS.
62
These estimates concerning the commencement of operations and end of life of the satellites are forward-looking information, as defined in the Securities Law, based in part on information DBS received from Spacecom, therefore, these estimates may not materialize or may materialize in a significantly different manner than expected, inter alia, depending on conditions relating to the commencement of the satellites’ operation and their required operating conditions.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

In 2011, Spacecom notified DBS concerning a malfunction in the battery of the Amos 3 satellite, which could cause, during certain periods, limited activity of the satellite and took operational action to prevent harming DBS broadcasts. According to the information DBS received from Spacecom, to date the failure has not affected the service that DBS receives from Spacecom, and is not likely to have an effect.

This opinion is forward-looking information, as defined in the Securities Law, based in part on Spacecom’s publications regarding the fault and its repercussions and on the materialization of Spacecom’s estimates as submitted to DBS. Consequently, this opinion may not materialize, or may materialize in a manner different from that anticipated, in part depending on technical and operating conditions relating to the satellite and the malfunction, as well as on other operational or other measures, insofar as they are taken by Spacecom.

5.18.2	Financing agreement with the Banks

For a description of the main points of the agreement see Notes 14 and 26 to the DBS 2014 financial statements.

For a summary of the agreement with the bank, see Note 10 to DBS 2014 financial statements.

5.18.3	Deeds of trust regarding Debentures (Series A) and Debentures (Series B) and Debenture 2012

For a description of the main points of the deeds of trust and Debenture 2012, see Note 14 to the DBS 2014 financial statements.

5.18.4	Agreements with DBS shareholders63

The 1998 founders agreements between the shareholders of DBS, regulates the establishment and management of DBS as well as the relationships between the shareholders.

The agreements between DBS’s shareholders and DBS, stipulate that the holdings of DBS’s shareholders would be adjusted to the pro rata share of their investments, and prioritizes shareholders’ loans granted subsequent to July 10, 2002 over earlier loans. The agreement also stipulated that these loans would bear CPI linkage differentials and an annual accrued linked interest rate of 5.5%, while loans granted after April 27, 2003 would bear CPI linkage differentials and an annual accrued linked interest rate of 11%.

63
These agreements were also signed by additional shareholders, whose holdings in DBS were sold to Eurocom DBS and therefore, at the date of this report, the parties to these agreements are Eurocom DBS and the Company.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

5.19	Legal proceedings64

5.19.1	Pending legal proceedings

	Date	Parties	Court	Type of Action	Details	Amount of Claim
A.	March 2013	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.
The applicant claims that DBS disconnected customers from channel 5+ and reconnected them only after the said customers contacted the Company and requested reconnection but continued collecting fees for the channel from those customers who did not contact them and were, therefore, not reconnected. The parties are currently negotiating to end the proceedings by settlement.
The applicant estimates the damage to himself at NIS 1,065 of which NIS 1,000 is non-monetary damage, but did not include a total amount for the suit.

B.	June 2014	Customer v. DBS	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.
It is claimed that DBS unlawfully charged residents in apartment buildings (subscribers and non-subscribers of DBS) for the electricity consumption for the satellite dishes and/or amplifiers and/or other devices that DBS uses, that are located on these apartment buildings. The applicant has petitioned the court, inter alia, to order DBS to refund to the members of the group, the amount collected for electricity consumption as aforesaid.
NIS 126 million

C.	June 2014	Apartment building representatives v. DBS	District (Haifa)	A financial claim filed with a motion to certify it as a class action.
The applicants claim that DBS installed equipment in the apartment buildings that operate on electricity and that DBS connected the outside equipment without permission and agreement of the apartment buildings in which shared electricity is installed and uses it without paying. On September 10, 2014, the court instructed that hearing of the action should be moved to the Tel Aviv District Court before which a previous class action on the same matter is pending.

NIS 125 million, of which NIS 80 million is for monetary and non-monetary damages allegedly caused due to the electricity consumption for DBS systems and NIS 44.6 million for the cost of an injunction ordering DBS to install electricity meters for measuring the electricity consumption of DBS’s systems.

D.	September 2014	Customer v. DBS	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.
A claim regarding electronic advertisements sent by DBS to its customers, allegedly in contravention of Section 30A of the Communications Law, in breach of DBS’s license and breach of the agreement between DBS and its customers. The applicants petitioned the court for relief for the inconvenience caused to the customers of DBS, harassment, loss of time, etc. and relief in an amount that will be determined at the court’s discretion, for enrichment of DBS as a result of sending these messages.
NIS 402 million (with additional relief to be determined at the court’s discretion).

64	For information concerning reporting policies and materiality, see section 2.18.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

	Date	Parties	Court	Type of Action	Details	Amount of Claim
E.	February 2015	Customer v. DBS	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.
It was claimed that the way subtitles are inserted in DBS’s television broadcasts detract from the enjoyment of its hearing impaired customers. Thus, it is claimed that YES misleads its customers regarding the quality of the service it provides and unjust enrichment. The applicant seeks, for the represented group, inter alia, relief of compensation for the alleged damages caused to users due to DBS’s alleged deception.
NIS 126 million

5.19.2 Legal proceedings which ended during the reporting period or by the date of publication of the report

	Date of filing of the action	Parties	Court	Type of Action	Details	Amount of Claim
A.	July 2013	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.
The applicants contend that the Company and HOT (“the respondents”) violated the provisions of the communications laws by advertising and promoting, over many years, the interests of various commercial entities during their broadcasts. The applicants claim to represent all DBS and HOT subscribers during the 7 years prior to filing the suit. On May 22, 2014,  a hearing was held on the motion to certify during which the applicants, at the court’s recommendation, requested leave to withdraw the motion. On May 29, 2015 the court handed a ruling, approving the leave to withdraw and the motion was dismissed.
Not noted.

B.	October 2013	Customer v. DBS	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.
It is claimed that DBS unlawfully collected moneys from subscribers in arbitrary and varying amounts for services first provided to the subscribers free of charge or at reduced cost, without giving notice or receiving consent from the subscribers. The applicant has petitioned the court, inter alia, to order the Company to refund to the members of the group, the full amount collected from them,  it claims unlawfully, and to compensate them for violation of freedom of contract and/or mental anguish for forcing the continued engagement with it. On June 9, 2014, the parties filed an agreed application to dismiss the motion. On September 19, the court handed a ruling, approving the application to withdraw.
The applicant does not state the amount of the claim, other than estimating monetary damages (only) in the amount of NIS 8.6 million.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

5.20	Goals and Business Strategy

5.20.1	DBS’s goals are to increase its operating margins and to continue streamlining efforts while maintaining its business and competitive position in the broadcasting market.

5.20.2
To achieve these goals, along with efforts to reduce costs, DBS intends to invest considerable effort in marketing and sales, and in appropriate marketing strategy designed to continue attracting subscribers; and to retain existing customers; continually improve the array of services to subscribers, create differentiation and innovation in its broadcasting content, to increase the amount of content purchased by each subscriber and expand DBS’s value-added services, and to invest in the development and integration of advanced technologies and new services. These efforts include DBS’s drive to increase the rate of penetration of advanced services, including the PVR decoders and VOD and HD services among its subscribers as well as to also provide its content on additional platforms, such as yesGo (see section 5.4 above), to increase DBS revenues and enhance subscriber loyalty to DBS’s services.

5.20.3
DBS’s foregoing goals are forward-looking information, based on forecasts by DBS’s management, current trends in the broadcasting market and DBS’s assessment regarding competition in the broadcasting sector, and the regulation which applies and which will apply to DBS and other players in the broadcasting segment and with regard to the transmission of content over the internet, taking into account the restrictions that apply and will apply to the Company, and which affect DBS. However, the forecasts of DBS’s management may not materialize, or may materialize in a significantly different manner, due to changes in demand in the broadcasting market, fiercer competition in this sector, the entry of additional providers into the broadcasting sector or alternative sectors, and in light of the regulatory restrictions which are or will be imposed on DBS or on its partnerships with the Company.

5.21	Risk Factors

Following is a list of the threats, weaknesses and other risk factors of DBS (“the Risks”) attributable to the general environment, industry and special nature of its operations.

5.21.1	Macro risks

A.
Financial risks – a material part of DBS’s expenses and investments are linked to fluctuations in the exchange rate of the US dollar (particularly content, satellite segments, purchase of decoders and additional logistics equipment). Therefore, sharp fluctuations in the exchange rate will have a effect on DBS’s business results. In addition, the loans taken out by DBS from its shareholders and the debentures DBS issued are linked to the consumer price index and, therefore, sharp rises in inflation rates could have a material effect on DBS’s business results.

B.
Recession – an economic recession, increase in unemployment rates and a decrease in disposable income might bring about a decrease in the number of DBS’ subscribers, a decrease in DBS’ revenues and harm to its business results.

C.	Security situation – a continued unstable security situation in most of Israel, which disrupts the day-to-day lives of residents, might bring about a downturn in DBS’s business results.

5.21.2	Industry-specific Risks

A.
Dependence on licenses - DBS provides multi-channel television broadcasts under a broadcasting license and other licenses. Violation of the provisions of the licenses and of the law under which the licenses are issued could bring about, subject to the license conditions, revoking, amendment or suspension of the licenses and consequently material harm to DBS’s ability to continue operating.

B.
Regulation - DBS’s operations and broadcasts are subject to obligations and restrictions set out in legislation and to a system of licensing, oversight and approvals from various regulatory bodies, and consequently DBS may be affected and restricted by policy considerations dictated by these entities and by their decisions and changes in communications legislation (see section 5.17). Regulatory changes may impact DBS’s operations and may have an adverse effect on its financial results. Likewise, the entry of content providers transmitting video content via other communications networks, as set out in section 5.1.1C above, without applicable regulation of their operations and/or without amending the regulations applicable to broadcasting licensees, may significantly affect DBS’s financial results. Furthermore, as a provider of public services, DBS operations are subject, inter alia, to consumer protection regulation.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

C.
Intense competition - The field of broadcasts is characterized by intense competition with HOT (see section 5.1.9 above) and more recently with Cellcom, which requires DBS to constantly and continually invest in attracting and retaining customers, and dealing with high subscriber churn rates between the companies. For details regarding competition with HOT, see Section 5.7.

D.
Technological developments and improvements - the risk in the development of new technologies is that they will render existing technology inferior, forcing DBS to invest large amounts for retaining its competitive edge. Furthermore, such technological advances and developments may also facilitate increased accessibility to video content, allowing other providers to offer content viewing services without the need for heavy investment that may make it difficult for DBS to recruit new subscribers, retain existing subscribers and offer its services, requiring it to invest large amounts and posing a threat on its competitive standing (see section 5.1.1C).

E.	Alternative multi-channel broadcasting infrastructures - the DTT activity, and particularly its expansion, may have an adverse impact on the financial results of DBS (see section 5.1.1B.)

F.
Piracy – the broadcasting sector is exposed to viewers’ pirate connections for receiving broadcasts without paying subscription fees and is exposed to public access to content to which the broadcasting providers have rights.

G.	Exposure to class action lawsuits - there is exposure to class action lawsuits in material amounts

5.21.3	DBS specific risks

A.
Exposure to calls for immediate repayment of loans due to non-compliance with loan agreements - DBS failure to comply with the provisions of its agreements with financiers may, in accordance with and subject to their provisions, entitle the relevant lenders grounds to call in all the loans provided to DBS for immediate repayment and exercise of the securities provided by DBS. With regard to the possibility of DBS debts being called for immediate repayment in the event of violation of the terms of a loan provided by another lender, see section 5.15.

B.
Restrictions resulting from the ownership structure - DBS is restricted in joint ventures with the Company with respect to offering communications service bundles that has a material impact on DBS’s business status and competitive ability (see section 5.7.2).

C.
Existence of sufficient cash flow - DBS is required to maintain a cash flow which is sufficient for compliance with its business plan and with repayment of the credit it used. The absence of a sufficient cash flow may impact on the ability of DBS to increase its rate of penetration of advanced services (such as PVR and HDPVR decoders) and to make it more difficult for it to face the competitive threats in view of technological developments and consumption patterns in the field.

D.
Satellite malfunction and damage - DBS broadcasts via space segments on the Amos 2 and Amos 3 satellites stationed at identical points in space. Operational malfunction or damage to one of the satellites is liable to disrupt and reduce the scope of DBS’s broadcasts, and such disruption and reductions are expected to be more significant in the event of a failure of AMOS 2 on which DBS leases most of the space segments. Nonetheless, the duplication of the satellites via which broadcasts are transmitted to subscribers as of reporting date (and which is expected to continue until 2022 65, also in view of the partial backup mechanism prescribed in the Spacecom agreement, significantly reduces the risk entailed by damage to one of them, and improves the sustainability of the broadcast. In the event of a malfunction in one of the satellites, it will be possible to broadcast most of DBS’s channels via the space segments available to DBS on the other satellite, and perhaps even via additional segments on the same satellite that might be made available for DBS use by Spacecom, but not all the channels broadcast (for the agreement with Spacecom, see section 5.18.1). DBS is not insured against loss of revenues caused by satellite malfunction.

65	See footnote 62.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

E.
DBS’s estimate as aforesaid in this paragraph is forward-looking information. This estimate is based on the space segments provided by Spacecom. This estimate may not materialize or may materialize partially or differently if Spacecom does not provide DBS with alternative segments due to unavailability or malfunction of the space segments or the satellites.

F.
Dependence on holders of rights in the space segments - DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, and is also responsible for operating the space segments (see Section 5.18.1).

G.
Dependence on providers of software, equipment, content, infrastructure and services - DBS is dependent on certain providers of software, equipment, content and services, including broadcast encryption services (see section 5.13). Failure to receive the products or services they provide could harm DBS’s ability to function and results.

H.
Dependence on use of internal wiring - DBS is dependent on the use of internal wiring in some subscriber homes, which is owned by HOT (see section 5.17.10). Denying the use of Hot infrastructure would constitute a substantial barrier to DBS’s subscriber recruitment.

I.
Damage to broadcasting centers - damage to a broadcasting center operations may cause a significant difficulty for continuing broadcasts, however, splitting of broadcasts into two broadcasting centers (Kfar Saba and Re’em Junction) reduces the risk involved if one sustains damage and improves the survivability of some of the broadcasts. In the event of damage to one of the broadcasting centers, DBS will be able to continue broadcasting only part of its channels from the other broadcasting center . This is more significant in the event of damage to the Kfar Saba center, which is the only center with the capacity for broadcasting some of DBS key channels. All the broadcasting centers have identical encryption systems and therefore backup is also available for the encryption system in the event of damage to one of the broadcasting centers.

DBS’s assessment as set out in this paragraph is forward-looking information. This estimate is based on the services provided by the supplier that operates the secondary broadcasting site in the event of damage to the Kfar Saba broadcasting center. Malfunction of DBS’s computer systems - A significant malfunction in DBS’s central computer systems is liable to wreak havoc with its operational capability.

J.
Malfunction of DBS’s computer systems - a significant malfunction in DBS’s central computer systems is liable to significantly affect its operational capability. DBS has a remote backup site, designed to be activated and provide partial computer services within a few hours in the event of malfunction, however, it will be impossible to execute significant DBS operational capacities without the proper operation of the central computer systems

DBS’s estimate with respect to its backup capability, as aforesaid in this paragraph, is forward-looking information. This estimate is based on the functioning of the remote backup site. This estimate may not materialize or may materialize differently if this functionality is not enabled.

K.
Technical inferiority and the inability to offer integrated services - DBS’s technology is inferior to that of Hot. This technical inferiority prevents DBS from providing telephony and internet services, and various interactive services, including VOD, via its infrastructure; and therefore depends on third parties for providing them.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

L.
Defects in the encryption system – DBS’s broadcasts are based on the encryption of broadcasts transmitted via satellites and encoded via smart cards that are installed in the decoders in subscribers’ homes. Defects in the encryption system or a breach thereof could make it possible to view broadcasts without payment to DBS, thereby causing a reduction in revenues and a breach of the agreements between DBS and its content suppliers.

M.
Lack of exclusivity on frequencies - The spectrum of frequencies used by DBS to transmit its broadcasts from the broadcasting satellites to the satellite dishes installed in subscriber homes, and which is allocated in accordance with the license from the Ministry of Communications, is defined as a frequency spectrum with a secondary allocation, such that an Israeli party that is allowed to make authorized primary use the frequency spectrum. If the foregoing owner of the primary allocation uses the frequency spectrum, this may cause adverse impact on the quality and/or availability of DBS broadcasts to its subscribers, which may adversely affect the financial results of DBS. At the date of this report, to the best of DBS’s knowledge, the primary allocation holder has not made use of said frequencies in a manner that caused any real and/or lengthy disruptions to DBS broadcasts.

N.
Disturbances to broadcasts - Since DBS’s broadcasts are wireless transmissions from broadcasting centers to broadcasting satellites and from them to the receiver dishes in subscriber homes, the broadcast of wireless signals in the same frequency spectrum, whether or not they originate in Israel, and extreme weather conditions of heavy rain, hail or snow could cause disruptions to the quality and/or availability of the broadcasts provided by DBS to its subscribers and may cause material harm to its financial results.

Chapter A (Description of Company Operations) of the Periodic Report for 2014

Below is a breakdown of risk factors, ranked according to their impact, based on the opinion of DBS management.  DBS’s assessments of the extent of the impact of a risk factor reflect the scope of the effect on DBS of such risk factor, on the assumption that the risk factor will be realized and the foregoing does not express an assessment or give weight to the chances of its realization as aforesaid. Likewise, the order of appearance of the risk factors above and below is not necessarily based on the risk involved in each risk factor, or the probability of its occurrence66:

Summary of risk factors - multi-channel television

Extent of Impact
	Major	Moderate	Minimal
Macro risk
Financial risks		X
Recession			X
Security situation			X
Sector-specific risk
Dependence on licenses	X
Changes in regulation	X
Fierce competition	X
Technological developments and changes		X
Alternative infrastructures		X
Unlawful viewing			X
Exposure to class action lawsuits		X
Company-specific risk
Exposure to credit being called for immediate repayment as a result of failure to comply with the finance agreements	X
Restrictions due to structure of ownership		X
Need for sufficient cash flows	X
Satellite malfunction and damage	X
Dependence upon space segment supplier	X
Dependence on suppliers of content, equipment and infrastructure	X
Dependence on use of internal wiring		X
Damage to broadcasting centers	X
Failure of computer systems	X
Technical inferiority and inability to offer combined services		X
Malfunction of encryption system	X
Lack of exclusivity on frequencies		X
Disruptions of broadcasts	X

The information included in this Section 5.21 and the assessments of DBS regarding the impact of the risk factors on DBS’s operations and business constitute forward-looking information as defined in the Securities Law. The information and estimates are based on data published by regulatory agencies, DBS assessments of the market situation and the structure of competition, possible developments in the market and the Israeli economy, and the factors mentioned above in this section. Actual results may differ significantly from these assessments if a change occurs in any of the factors taken into account in the assessments.

March 25, 2014	/s/ Shaul Elovitch /s/ Stella Handler
Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shaul Elovitch, Chairman of Board of Directors

Stella Handler, CEO

66	See footnote 36.